2008 VistaPrint ANNUAL REPORT

NOTICE OF ANNUAL GENERAL MEETING | PROXY STATEMENT

VistaPrint is the small business marketing company that served over six million customers in its 2008 fiscal year. VistaPrint offers small businesses everything they need to market their businesses with brand identity and promotional products, marketing services and electronic marketing solutions.

Continued strong revenue growth...

Annual Revenues
In Millions



$400.7
$255.9
$152.1
$90.9
$58.8
Non-U.S.
U.S.
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008

Annual Order Volume
In Millions



2.2
3.0
4.7
7.2
11.4
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008

...led to strong financial results

Annual Net Income
In Millions



$19.2
$27.1
$39.8
FY 2006
FY 2007
FY 2008

Earnings Per Share (EPS)



$0.45
$0.60
$0.87
FY 2006
FY 2007
FY 2008

Dear Fellow Shareholder:

I am pleased to report that fiscal year 2008 was another great year for VistaPrint, with outstanding financial results and the continued building of foundations for a promising future.

Revenue increased 57% to $400.7 million and our earnings per share grew 45% from $0.60 in fiscal year 2007 to $0.87 this fiscal year. Net earnings grew 47%, the fastest in our history as a public company, to $39.8 million, and cash flow from operations was $87.7 million.

This was the third fiscal year completed since VistaPrint went public in September 2005. Every one of those years, we have grown net earnings at over 40%, with similarly strong performance on an EPS basis.

In spite of all the success VistaPrint has achieved to date, we believe that we are still in the early chapters of our company's history, and that great companies are built over decades, not quarters or years. We seek to build long-term shareholder value by investing for growth and building our competitive advantage, while in the near-term delivering strong earnings per share growth and high returns on invested capital. Below are several examples of VistaPrint's major investments and accomplishments of the past year:

- We expanded our customer value proposition by offering turnkey marketing solutions for small businesses that coordinate the graphic designs our customers develop using our software. We now offer an integrated package of products and services that includes websites, signage, apparel, pens, logos, foil-accented business cards, sticky notes, T-Shirts, and printed materials coupled with graphic design, copywriting and mailing services.
- We acquired over 4.5 million new customers at an average cost of customer acquisition that remained generally stable versus the prior year.
- We continued to improve product quality, delivery timeliness and customer service, advanced the scope and sophistication of our marketing activities and our technologies, and invested in facilities expansion worldwide.
- We announced a new business-unit organizational structure to better address our North American and European market opportunities, and promoted two long-serving and proven VistaPrint executives to lead the new groups: Janet Holian was promoted to become President, VistaPrint Europe, and Wendy Cebula to President, VistaPrint North America.
- We invested $44 million in technology and development, $75 million in advertising, and $63 million in capital expenditures. These investments are resulting in better products, stronger brand, more customers, more scalable and efficient operations, and have greatly reinforced our position as the leader in our market.

VistaPrint's vision is to be the small business marketing company: the company that helps millions of small businesses worldwide grow their businesses using our affordable, easy-to-use marketing products and services. We are executing on our vision thanks to our talented and dedicated employees who have built VistaPrint's sophisticated set of corporate capabilities. These capabilities include a database of millions of active, satisfied customers; a superior competency in internet direct marketing to the small business segment; a robust and growing product and service offering; highly sophisticated software technology that integrates our value chain; a culture of financial discipline; a strong balance sheet; a track record of consistently strong operational execution; and first-class manufacturing and customer service operations.

Going forward, we plan to apply and augment these assets to meet the needs of our three primary constituents: our customers via a continually improving value proposition, our employees via highly rewarding career opportunities, and our shareholders via strong financial results.

Thank you for your investment and confidence in VistaPrint. The entire VistaPrint team looks forward to a long and rewarding journey with you.

Sincerely,

Robert Keane
Chairman of the Board, President & CEO

Form 10-K, as amended

VistaPrint Limited

(Exact Name of Registrant as Specified in Its Charter)

Bermuda **(State or Other Jurisdiction of Incorporation or Organization)**	**98-0417483** **(I.R.S. Employer Identification No.)**

Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (441) 295-2244
Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Shares, $.001 par value	**Nasdaq Global Select Market**

The following document is the VistaPrint Limited Annual Report on Form 10-K for the fiscal year ended June 30, 2008, which was filed with the Securities and Exchange Commission on August 29, 2008, as amended by the VistaPrint Limited Annual Report on Form 10-K/A for the fiscal year ended June 30, 2008, which was filed with the Securities and Exchange Commission on October 8, 2008 solely to amend certain disclosure in Part II, Item 7—Management's Discussion and Analysis of Financial Conditions and Results of Operations related to fiscal year 2008 purchases of information technology and facility related assets disclosed under the heading "Investing Activities."

VISTAPRINT LIMITED
ANNUAL REPORT ON FORM 10-K, AS AMENDED
For the Fiscal Year Ended June 30, 2008

TABLE OF CONTENTS

PART I

Item 1. *Business*

This annual report on Form 10-K, as amended and the documents that we incorporate by reference in this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management and information currently available to our management. Use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "goal," "should," "likely" or similar expressions, indicate a forward-looking statement. While we may elect to update these forward-looking statements, we specifically disclaim any obligation to do so, even if our expectations change. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, those set forth under the heading "Risk Factors."

Overview

We are a leading on-line provider of coordinated portfolios of customized marketing products and services to small businesses worldwide. We offer a broad spectrum of complementary products and services ranging from printed business cards, brochures and post cards to apparel, invitations and announcements, holiday cards, calendars, creative design services, copywriting services, direct mail services, promotional gifts, signage and website design and hosting services. While we focus primarily on small business marketing products and services, consumers also purchase many of our products, such as invitations and announcements, greeting cards, and calendars.

We seek to offer compelling value to our customers through innovative technology, a broad selection of customized products and services, low pricing and personalized customer service. While we offer a broad selection of designs and formats, we seek to reduce manufacturing complexity and costs by using limited characteristics that can be reconfigured and combined. This reduces our costs versus comparable marketing products and services produced using traditional methods. This approach has allowed us to successfully penetrate the large, fragmented and geographically dispersed small business and consumer markets.

We have standardized, automated and integrated the design and production process, from design conceptualization to product shipment and service delivery. Customers can use our proprietary design software to easily create and order full-color, personalized, professional-looking marketing products and services, without any prior design training or experience. Customers have access to graphic designs, content suggestions, logo design services, design templates and over 70,000 photographs and illustrations. We are also able to automatically match and adapt graphic content from one product format to another, which allows us to generate and display complementary products and services.

Our proprietary Internet-based order processing systems receive and store tens of thousands of individual orders on a daily basis and, using complex algorithms, organize these orders for efficient production and delivery to our customers. Through our production technologies and highly automated manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional production and can provide customized finished products in as little as three days from design to delivery. In addition, our support staff is available to provide design and copy writing assistance to German and English-speaking customers. During the fiscal year ended June 30, 2008, our customers placed an average of over 31,000 customized orders per day.

Our total revenues have grown from $6.1 million for the fiscal year ended June 30, 2001 to $400.7 million for the fiscal year ended June 30, 2008. All of our revenue growth has been organic.

Market and Industry Background

The Marketplace for Small Business Marketing Products and Services

We focus on providing marketing products and services for the small business market, generally businesses or organizations with fewer than 10 employees, and often with fewer than 2 employees. We believe that there are approximately 50 million small businesses with fewer than 10 employees in the United States, Canada, and the European Union and that that these small businesses undergo frequent changes with many forming and dissolving each year, creating a large market for business identity products and services in addition to marketing products and services. We also believe that, in response to the growth of the Internet and the emergence of digital production technologies, small businesses are shifting from traditional small business suppliers of customized marketing products and media toward on-line alternatives.

In the past, a business seeking customized marketing products and services could either hire a designer to develop and coordinate the production of marketing materials or produce printed materials themselves using desktop software and an inkjet or laser printer. A designer can produce a professionally coordinated portfolio of marketing products and services, but this is a significantly more costly and time consuming alternative, whereas traditional self-service typically produces less sophisticated and lower quality output. We believe that neither alternative is convenient or cost-effective for small businesses, which typically lack the resources or skills to generate satisfactory results using either approach.

Online commerce provides significant advantages and opportunities to small business customers seeking customized marketing products and services at affordable prices. These customers do not typically require the large quantities that are traditionally required to achieve low per-unit pricing and do not maintain dedicated procurement departments to negotiate pricing effectively. We believe the high price, inconvenience and complexity of traditionally procuring customized marketing products and services have historically dissuaded small business customers from purchasing these products and services. We believe that the highly fragmented, geographically dispersed nature of the small business market makes it ideally suited for Internet-based procurement, as the Internet provides a standardized interface through web browsers, availability seven days a week, 24 hours a day, the ability to offer a wide selection of products and services, and the opportunity to efficiently aggregate individual orders into larger and more efficient production units.

We believe that the small business market has been underserved by expensive traditional marketing alternatives. Further, we believe that the sophistication of marketing efforts by larger businesses demonstrates to small business owners the attractiveness of multi-format coordinated marketing portfolios. We also believe there is a significant advantage to combining the Internet's ability to reach these highly fragmented markets with an integrated design and production process that can rapidly deliver sophisticated, high quality marketing products and services. In addition, we believe that coordinated portfolios of marketing products and services can help small businesses appear more competent and professional, which can enhance their customer relationships and prospects for success.

The Marketplace for Customized Consumer Products and Services

While we focus primarily on small business marketing products and services, many of our product formats are also purchased by consumers seeking custom-produced announcements, greeting cards, calendars, stationery, and personalized gifts. In the past, many such products were supplied by an industry comprised of print manufacturing wholesalers and local retailers, such as stationery stores. Compared with today's Internet-based alternatives, the traditional offer was relatively limited, prices were significantly higher, and delivery often required longer lead times. Graphic designs were limited and it was rarely possible to incorporate full color photography into the design.

Online commerce combined with digital production technologies provides significant advantages and opportunities to consumers seeking high quality personalized announcements, greeting cards, calendars, stationery and personalized gifts at affordable prices.

The VistaPrint Solution

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to standardize, automate and integrate the design and production process, from concept through finished product shipment and service delivery. Our software can match and adapt graphic elements from one product format to another, which allows us to offer a coordinated portfolio of products and services. Automation and integration allow us to provide high quality, custom design products and services at affordable prices for the small business or consumer.

Advanced Proprietary Technology

We rely on our advanced proprietary technology to market to, attract and retain our customers, enable customers to create graphic designs and place orders on our websites, and aggregate and simultaneously produce multiple orders from all over the world. Our design creation technologies enable customers, by themselves or together with the assistance of our design support staff, to design and create high quality marketing materials from their home or office. Our pre-production and production technologies efficiently process and aggregate customer orders, prepare orders for high quality production and manage production, addressing and shipment of these orders. We use our marketing technologies to test changes to our websites and new product offers so as to enhance our offerings and customer value proposition. In addition, we automatically generate and display additional products incorporating the customer's initial design, facilitating the sale of related products and services.

High-Volume, Standardized and Scalable Processes

Our high-volume, standardized, scalable design and production processes are driven by sophisticated proprietary software. Our Internet-based architecture makes our applications scalable and offers our customers fast system responsiveness when they are editing their designs.

Advanced Print Technologies

Our pre-press and print production technologies for aggregating print jobs are designed to readily scale as the number of print orders received per day increases. As more individual print jobs are received, the similar jobs can be aggregated and moved to the printing system more efficiently, thereby optimizing the use of the printing equipment and increasing overall system throughput. Our proprietary workflow and production management software allows us to deliver final products to customers in as few as three days. We believe that our strategy of seeking to automate and systematize our service and product production systems enables us to reach and serve small-scale customers more effectively than our competitors.

Low Cost, High Quality Production

With the improvements we have made in automating the design and production process, we can produce and ship an order the same day we send it to production, which results in minimal inventory levels and reduced working capital requirements. We can also produce complementary custom products in a timely fashion, allowing us to produce and deliver multi-part orders quickly and efficiently. This allows us to produce high quality, low price products at high margins even though our average order values are low by traditional standards.

Customer Service

We offer German and English-speaking customers telephone-based customer service to provide a service-rich experience founded on interaction with highly trained customer service representatives and design service providers. We expect to expand the number of languages in which we offer telephone-based customer service over the coming years. In addition, we offer e-mail support for customers on all of our websites.

Direct Marketing Expertise

We have developed expertise in direct marketing to target new customers across various channels and to drive more sessions on our websites, as well as to retain existing customers. We use the Internet, e-mail, catalogs, and other traditional direct marketing methods, and viral and word of mouth marketing. We maintain a global client database to market our new products and services. In addition, we have developed multiple marketing technologies designed to maximize the number of customers actively purchasing from us.

Strategic Partnerships

We have entered into a variety of strategic partnerships that facilitate access to key markets that we would not be able to reach through direct marketing channels. We focus on cultivating opportunities of strategic importance in the small business services and office supplies marketplaces.

International Reach

We have built our service to scale worldwide and serve customers in more than 120 countries. In the year ended June 30, 2008, we generated 38% of our revenues from websites that are targeted at countries other than the United States. We have a European headquarters and marketing office in Barcelona, Spain and European production facilities in Venlo, the Netherlands, which supplies marketing products to Europe and the Asia-Pacific region. We have 19 localized websites serving European countries. We operate localized websites for Japan, New Zealand, and Australia, which we manage from our Lexington, Massachusetts, office. Our localization and language map content management system software facilitates our entry into new markets and allows us to make changes to all of our localized websites with the same software and relatively simple, standardized and low-cost procedures.

Value for Customers

We provide our customers with the following benefits:

Low Prices and Small Quantities

We sell custom designed and manufactured products and services in quantities that are appropriate for small businesses, which can often be as few as a single unit. At the same time our high volume, highly automated production facilities produce small quantity orders at low cost, allowing us to sell at low prices.

Portfolios of Coordinated Marketing Products and Services

Our proprietary, web-based design software uses algorithms to easily and automatically create high quality, personalized, professional looking designs from over 70,000 high quality photographic and illustration stock images, thousands of layouts and templates, dozens of fonts and dozens of color schemes. Customers can also easily incorporate their own uploaded photographs, logos or complete designs. Once a design is complete, we offer our customers a range of matching products and related services, including signage, websites, business identity, direct mail services, apparel and promotional gifts.

Wide Range of Graphic Design Options

Most customers use our web browser-based design and editing software to create personalized materials. In addition, customers are able to upload their own designs to our system. Customers who want us to perform some or all of the design work can contact our design service representatives, who will provide custom designs.

Broad Range of Products and Services

We offer a broad spectrum of products and services for the business and consumer markets, including:

Paper based

- invitations and announcements
- brochures
- sticky notes
- note cards and note pads
- data sheets
- folded cards
- envelopes
- flyers
- letterhead
- return address labels
- mailing labels
- newsletters
- presentation folders
- standard and oversized postcards
- business cards
- post cards
- desk and wall calendars
- holiday cards

Non-paper based

- copy writing services
- pens
- custom printed hats
- rubber stamps
- t-shirts
- car door magnets
- decals
- graphic design services
- refrigerator magnets
- mailing services
- logo design
- website design and hosting
- caricature content
- lawn signs

High Quality Printing

We use one of the highest quality commercial printing processes in the market. For our longer run print jobs, we typically use 40-inch commercial offset presses that normally are used for conventional long run, high quality print jobs, such as high end consumer goods packaging, in which typical quantities run into the thousands or more. For our shorter run print jobs, we typically employ commercial digital printing equipment. For a number of our non-paper-based products, such as hats, t-shirts, self-inking stamps, and pens, we have acquired a wide range of advanced digital production equipment and configured these machines in dedicated production cells that are customized for the particular application. In addition, we have developed proprietary production methods to improve our efficiency and the quality of our products. Our quality assurance systems employ principles of world class manufacturing designed to ensure that we consistently deliver high quality products.

Fast Design to Delivery Turnaround

We design, produce, process and deliver multiple high quality customized orders in as little as three days.

Do It Yourself Service and Assisted Service

Our easy to use on-line tools and design software allow customers to create their own marketing products. German and English speaking customers can also call our creative services hotline toll-free and purchase design and copyright services from our trained graphic designers and copywriters.

Lowest Price and Satisfaction Guarantees

We demonstrate our confidence in the quality and pricing of our products by offering an unconditional lowest price guarantee on many of our products and an unconditional guarantee of customer satisfaction.

Our Growth Strategy

Our goal is to continue to grow profitably and become the leading online provider of small business marketing solutions. We believe that the strength of our solution gives us the opportunity not only to capture an increasing share of the existing printing needs in our targeted markets, but also to address marketing services demand by making available to our customers cost-effective solutions to grow their businesses. In order to accomplish this objective, we intend to execute on the following:

Serve More Customers

We believe that there are approximately 50 million potential small business customers in the U.S., Canada and the European Union, in addition to hundreds of millions of potential consumer customers. By continuing to improve our customer acquisition and retention marketing programs, our customer support and design services, and our value proposition, we intend to increase the number of customers we serve.

Increase Revenue Per Customer

We believe our customers currently spend only a small portion of their annual budget for marketing products and services with us. By expanding the scope of our services and by improving the quality and selection of our products and services along with the customer experience, we intend to increase the amount of money our customers spend with us each year. During fiscal year 2008, we added websites, car door magnets, wall calendars, decals, and other offerings. In addition, for customers in German and English-speaking markets, we offer live, telephone based customer support. We plan to continue to expand and enhance our product and service offerings in order to provide a greater selection to our existing customers and to attract customers seeking different products and services.

Address Additional Markets

We intend to target the following additional business opportunities:

- *Expand Global Reach*—For the fiscal year ended June 30, 2008, revenue generated from non-United States websites accounted for approximately 38% of our total revenue. We believe that we have significant opportunity to expand our revenue both in the countries we currently service and in additional countries worldwide. We opened an office in Barcelona, Spain in January 2007 to focus on the expansion of our European growth initiatives. In May 2008 we announced our plan to reorganize into North American and European business units, headquartered in Lexington, Massachusetts, and Barcelona, Spain, respectively to support our global growth opportunities. We intend to continue expansion of our global marketing efforts and customer service capabilities. In addition, we intend to further extend our geographic and international scope by continuing to introduce localized websites in different countries and languages and by offering graphic design content specific to local markets.

- *Consumer*—Although we expect to maintain our primary focus on the small business market, we believe that our customer support, sales and design services, and low costs, are differentiating factors that make purchasing from us an attractive alternative for individual consumers. We intend to add new products and services targeted at the consumer market and we believe that the economies of scale provided by our large print order volumes and integrated design and production facilities will enable us to profitably grow our consumer business.
- *Strategic Partnerships*—We have entered into a variety of strategic partnerships that facilitate access to customers that we would not be able to reach through direct marketing channels. We focus on cultivating opportunities with strategic importance in the small business marketplace and seek to partner with companies that have large numbers of well established small business customer relationships. We have developed online and offline tools that allow our strategic partners to deliver our custom products and services in ways that complement their existing customer relationships and capabilities. We have also developed a scalable capability to address the market of customers who choose to order customized products and services through retail environments such as office superstores, or small print and copy storefronts.

Extend Technology Leadership

We believe that technological innovation and the investment we have made in our technology development efforts have been among the principal drivers of our success to date. We have developed extensive amounts of proprietary software and hold 17 United States patents, 3 patents in other countries and have more than 40 patent applications pending in the United States and other countries. We believe that the quality of our technology gives us an advantage over our competitors and we intend to continue developing our proprietary technology to maintain that advantage. We intend to continue to invest in enhancing and refining our existing technologies, creating new technologies, and protecting our proprietary rights. We believe that this investment in technology development will drive further expansion of our service and product offerings, improve the customer's experience in designing and ordering products and services from us, and improve efficiencies in our production of products and delivery of services.

Enhance Product Quality

By enhancing the quality of our products and manufacturing products faster and more efficiently, we believe that we can both increase customer satisfaction and retention and reduce our costs. We have designed our manufacturing operations for efficiency and integration with our automated systems. We have implemented rigorous quality controls for our products, and we intend to continue to improve the efficiency and quality of our manufacturing operations through employee training, technological developments and process improvements.

Our Technology

We have standardized, automated and integrated the graphic design, automation and production process, from design conceptualization to product shipment, through a number of proprietary technologies, including:

Design and Document Creation Technologies

Our document model architecture and technology employs Internet-compatible data structures to define, process and store product designs as a set of separately searchable, combinable and modifiable component elements. In comparison to traditional document storage and presentation technologies, such as bitmap or PDFs, this architecture provides significant advantages in storing, manipulating and modifying design elements, allowing us to generate customized initial and later matching product design options automatically in real time.

Our auto-matching design software algorithmically generates customized product designs in real-time based on key-word searches, enabling professional-looking graphic layouts to be easily and quickly created by customers without graphic arts training.

VistaStudio is our product design and editing software suite that is downloaded to our customer's computer from our server and runs in the customer's browser. This browser-based software provides real-time client-side editing capabilities plus extensive system scalability. A wide variety of layouts, color schemes and fonts are provided and over 70,000 high quality photographs and illustrations are currently available for use by customers in product design. Customers can also upload their own images and logos for incorporation into their product designs.

Our Internet-based, remote, real-time, co-creativity and project management application and database enables customers and VistaPrint design agents to cooperatively design a product across the Internet in real-time, while simultaneously engaging in voice communication.

Our Internet-based website design and layout tool enables customers with no experience in creating websites to quickly design and publish a website. The interface provides customers with the ability to update their content in a simple editing environment that closely mimics what the website will look like when published. Some of the features that customers can add to their website using this tool include images, maps, credit-card payment processing, downloadable files and contact forms. Customers looking to improve their ranking among search engines can modify their content and search keywords through a simple interface. In addition, customers can change their website design on-the-fly and can choose from hundreds of different templates categorized by industry and style.

Pre-Press and Print Production Technologies

DrawDocs is our automated pre-printing press technology that prepares customer documents received over the Internet for high-resolution printing. DrawDocs ensures that the high-resolution press-ready version of the customer's design will produce a printed product that is exactly like the graphic design that was displayed in the customer's Internet browser.

Our *VistaBridge* technology allows us to efficiently store, process and aggregate thousands of Internet print orders every day. The system automates the workflow into our high-volume offset or digital presses by using complex algorithms to aggregate pending individual print jobs having similar printing parameters and combine the compatible orders into a single print job. The technology calculates the optimal allocation of print orders that will result in the lowest production cost but still ensure on-time delivery. In our fiscal year ended June 30, 2008 we averaged in excess of 31,000 orders per day and orders often contain multiple print jobs, which can result in more than 100,000 individual stored jobs awaiting printing. Our aggregation software regularly scans these pending jobs and analyzes a variety of production characteristics, including quantity, type of paper, size of paper, color versus black and white, single or double-sided print, delivery date, shipping location, type of printing system being used and type of product. The VistaBridge software then automatically aggregates orders with similar production characteristics from multiple customers into a single document image that is transferred to either a digital press or to an automated plating system that produces offset printing plates. For example, in the case of business cards being printed on large offset presses, up to 143 separate customer orders can be simultaneously printed as a single aggregated print file.

Viper is our workflow and production management software for tracking and managing our worldwide production facilities on a networked basis. Viper monitors and manages bar-code driven production batch and order management, pick and pack operations, and addressing and shipping of orders.

Marketing Technologies

Split Run Testing technology assigns our website visitors to test and control groups. Depending on the test group to which a visitor is assigned, he or she can be shown slightly different versions of our website. This technology permits us to evaluate any changes to our websites on a relatively small but still statistically significant test group prior to general release. We then use analytics software to correlate the changes on the site with the visitor's browsing and purchasing behavior and to compare our profitability for a given pair of test and control groups. Our testing engine allows us to run hundreds of these tests simultaneously on our websites, reducing the time to take an idea from concept to full deployment and allowing us to quickly identify and roll-out the most promising and profitable ideas and promotions to maximize our customer value proposition.

VistaMatch Software automatically generates and displays one or more additional customized product designs based upon a customer's existing design. Design elements and customer information are automatically transferred to the additional design so that customers do not spend additional time searching for other products or templates or re-entering data. For example, if a customer has designed a business card, VistaMatch can automatically generate corresponding letterhead, return address labels, and refrigerator magnets that the customer can add to its order with a single key stroke.

Automated Cross-Sell and Up-Sell technology permits us to show a customer, while the customer is in the process of purchasing a product, marketing offers for one or more additional or related products. We use this technology to dynamically determine the most effective products to offer to customers based on a number of variables including how the customer reached the website, the customer's purchase history, the contents of the customer's shopping basket and the various pages within the website that the customer has visited.

Localization/Language Map is our content management system that permits all of our localized websites, and the changes to those websites, to be managed by the same software engine. Text and image components of our web pages are separated, translated and stored in our managed content database. If a piece of content is reused, the desired content automatically appears in its correct language on all websites, enabling our localized websites, regardless of the language or country specific content, to share a single set of web pages that automatically use the appropriate content, significantly reducing our software installation, deployment and maintenance costs.

Customer Recognition/Segmentation technology allows us to identify an inbound caller by their phone number and match that information to that customer's history from our customer databases. We can then tailor the types of calls that are taken by our customer service and design service agents and appropriately adjust call flow, scripts, up-sell and cross-sell suggestions in an effort to maximize contribution margin per call.

Technology Development

We intend to continue developing and enhancing our proprietary and licensed software programs and processes. As of June 30, 2008, more than 200 of our employees were engaged in technology development. Our technology and development expenses were $44.8 million, $27.2 million, and $15.6 million in the years ended June 30, 2008, 2007, and 2006, respectively.

We have designed our infrastructure and technologies to accommodate future growth. We have designed our website technologies to scale to accommodate future growth in the number of customer visits, orders, and product and service offerings. This Internet-based architecture makes our applications highly scalable and offers our customers fast system responsiveness when editing document designs. Our pre-press and print production technologies for aggregating print jobs in preparation for printing are designed to readily scale as we grow. The more individual jobs received in a time period, the more efficiently aggregations, or gangs, of similar jobs can be assembled and moved to the printing system, thereby maximizing the efficient use of the printing equipment and increasing overall system throughput.

Our systems infrastructure, web and database servers are hosted in Bermuda. Our hosting vendor provides communication links, 24-hour monitoring and engineering support. Our hosting vendor has its own generators and dual network access points. Our site systems are operated 24 hours a day, seven days a week. We believe this solution is highly scalable, requiring only the addition of relatively inexpensive servers and processors. We are in the process of establishing additional server infrastructure in our Dutch and Canadian production facilities.

Security is provided at multiple levels in both our hardware and software. We use 128-bit encryption technology for secure transmission of confidential personal information between customers and our web servers. All customer data is held behind firewalls. In addition, customer credit card information is encrypted. We use fraud prevention technology to identify potentially fraudulent transactions.

The Customer Design and Purchase Experience

We recognize that our customers have differing needs, skills, and expertise, and we offer a corresponding range of customer service options. Our websites offer a full complement of tools and features allowing customers to create a product design or upload their own complete design, and place an order on a completely self-service basis. Those customers in German and English-speaking markets who have started the design process but find that they require some guidance or design help can, with the assistance of our customer sales and support personnel, obtain real time design or ordering assistance. Those customers who would like us to prepare designs can call our creative services group and after an initial conversation, quickly receive custom design and copy options.

Designing Online

Customers visiting our websites can select the type of product they wish to design from our broad range of available products. When a product type has been selected, the customer can initiate the design process by using our predefined industry styles and theme categories, by entering one or more keywords in our image search tool, or by uploading the customer's own design. If the customer chooses to do a keyword search, our automated design logic will, in real time, create and display to the customer a variety of product templates containing images related to the customer's keyword. When the customer chooses a particular template for personalization, our user-friendly, browser-based product design and editing tools are downloaded from our servers to the customer's browser program. We enable the customer to quickly and easily perform a wide range of design and editing functions on the selected design, such as:

- entering and editing text;
- cropping images or entirely replacing images with other images;

- repositioning product elements using conventional drag-and-drop functionality;
- changing fonts or font characteristics;
- uploading customer images or logos;
- changing color schemes; and
- zooming in and out.

Design, Sales and Service Customer Experience

We provide high levels of customer service and support. We offer e-mail support for customers on all of our localized websites. We augment our e-mail support and our online tools with knowledgeable, English and German speaking, trained service, sales and design support staff.

Our English-language customer support, sales and design center is located in Montego Bay, Jamaica and our German-language support is in Venlo, the Netherlands. These were staffed by over 375 customer service and design employees as of June 30, 2008. Using our proprietary design software applications, combined with voice over internet protocol telephone transmission technology and call center management tools, we believe our agents and designers provide a high quality customer service experience.

Customers that do not want to design themselves or to design online in real-time cooperation with our sales and design personnel can instead call our design services hotline toll-free and purchase design services. Our agents are trained to be proficient in the use of our design software tools. Thanks to our proprietary design tools and low-cost, high-volume service operations, our cost, design time and revision turn around are significantly less than typically available from traditional graphic designers.

We conduct a short interview process with customers during which we gather information regarding the customer's design and copy needs and ideas, the business or social image the customer desires to convey, and other information relevant to the design and copy process. Our designers and copywriters then create customized and professional marketing materials for the customer to review and approve.

Post-Design Check-Out Process

Customers purchasing products check out either via a standard e-commerce self-service shopping basket or by providing their order and payment information via telephone to one of our service agents. We offer a variety of secure payment methods, with the payment options varying to meet the customs and practices of each of our localized sites. All of our orders require pre-payment, whether by credit or debit card, check, money order or wire transfer. During the check-out process, customers are also typically presented with offers for additional products and services from us and our marketing partners. Using our automated VistaMatch product design capabilities, customers who designed products using our content can be shown images of automatically generated matching products. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, T-Shirts, pens, websites and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer's order.

The Manufacturing and Delivery Process

As orders are received, we automatically route printing jobs, aggregated by our VistaBridge technology, to the type and location of production system that is most appropriate and cost efficient for the type of product ordered. Products ordered in larger quantities, such as business cards, postcards, letterhead and the like, are typically produced using a single pass on state of the art automated, high-volume, offset, professional quality printing presses. Products produced in smaller quantities or using special materials, such as holiday cards, invitations, return address labels, and magnets, are typically produced on digital equipment, although we may print as few as 50 of a given product on offset presses. In most cases, individual orders from multiple customers are aggregated to create larger jobs, allowing multiple orders to be simultaneously produced.

Our proprietary Viper software and sophisticated automation and software from our suppliers combine to integrate and automate the printing process. This includes:

- the pre-press process, during which digital files are transferred directly from our computer servers to the print plate creation system at the appropriate printing facility, or, in the case of digital production, directly to the printing press;
- automatic plate loading systems that eliminate all manual steps other than a quick 'toaster like' insertion and removal of plates;
- automatic ink key setting whereby ink fountain keys, which control color application, are set automatically from an analysis of the pixelized data used to image plates; and
- automated color management, which adjusts digital images prior to printing, assuring that colors match when processed across different printing presses and substrates.

Once printed, individual paper product orders are separated using computerized cutting systems, assembled, packaged, addressed using VistaPrint's proprietary Viper software, and shipped to the customer. Viper processes then communicate electronically with shipping carriers, assuring smooth tracking and information flow to the customer until final confirmation of delivery.

Requiring as little as 60 seconds of pre-press, printing and cutting labor for a typical order of 250 business cards, versus an hour or more for traditional printers, this process enables us to print many high quality customized orders using a fraction of the labor of typical traditional printers. Our quality control systems are designed around the principles of world class manufacturing to ensure that we consistently deliver premium, high quality products.

We utilize raw materials in the manufacturing process for certain of our products. These raw materials consist primarily of various types of paper stock, printing plates, T-shirts, hats, pens, rubber stamp casings and packing boxes.

Sales and Marketing

We employ sophisticated direct marketing technologies and management practices to acquire our customers using the Internet, e-mail, and traditional direct marketing mailings. Through channels such as our own permission-based outbound emails and direct URL type-in, we are able to secure orders at low costs. In addition, many of the products that we offer our customers contain the VistaPrint logo and reference our website. Our products, by their nature, are purchased by our customers for the purpose of being further distributed to business or personal contacts. As such, the appearance of our brand on the products yields broad and ongoing distribution and visibility of our brand and presents the opportunity for beneficial viral and word-of-mouth advertising.

We have developed tools and techniques for measuring the result of each provider of direct marketing services and of each marketing message or product or service offer. In addition, our customer split-run testing technology allows us to divide prospective or returning customers visiting our websites into sub-groups that are presented with different product and service selections, prices and/or marketing messages. This allows us to test or introduce new products and services on a limited basis, test various price points on products and services or test different marketing messages related to product or service offerings.

We place advertisements on the websites of companies such as eBay and Amazon, contract for targeted e-mail marketing services from vendors such as IntegraClick and MyPoints, and contract for placement on leading search engines such as Google and Yahoo!. We maintain affiliate programs with companies such as UPromise under which we permit program members to include hyperlinks to our websites on their sites and in promotional materials and we pay program members for sales generated through those links.

We have entered into a variety of strategic partnerships that facilitate access to customers that would be difficult to reach through direct marketing channels. We focus on cultivating opportunities with strategic importance in the small business marketplace and seek to partner with companies that have large numbers of well established small business customer relationships.

For example, we have developed a scalable capability to address the market of customers who choose to order customized products and services through retail environments such as office superstores, retailers and copy storefronts, through strategic partnerships with third parties, including OfficeMax. We have also entered into strategic partnerships with online and software vendors to small businesses, such as Intuit. We believe we are positioned to develop even broader and deeper relationships in these markets.

In addition, we create co-branded versions of our websites and web landing or splash pages for companies in a variety of industries, such as franchised organizations seeking brand consistency. In general, these arrangements involve payment of a commission or revenue share to these companies for sales of our products and services generated through these websites and web pages.

Intellectual Property

We seek to protect our proprietary rights through a combination of patent, copyright, trade secret, and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.

We currently hold 17 issued United States patents and 3 patents in other countries. Subject to our continued payment of required patent maintenance fees, our currently issued patents will expire between December 2016 and May 2025. In addition, we currently have more than 40 patent applications pending in the United States and other countries and we intend to pursue corresponding patent coverage in additional countries to the extent we believe such coverage is justified, appropriate, and cost efficient. Our issued patents relate generally to our automated process for receiving, processing, aggregating and producing multiple individual print jobs and to automated processes for facilitating document creation at a client system.

From time to time, third parties may allege that we have violated their intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. We have in the past received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license in order to continue to use such technology. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending, and resolving such claims, and may divert the efforts and attention of our management and technical personnel away from our business. As a result of such intellectual property infringement claims, we could be required or otherwise decide it is appropriate to:

- pay damages;
- discontinue manufacturing, using, or selling particular products subject to infringement claims;

- discontinue using or providing the technology or processes subject to infringement claims;
- develop other technology not subject to infringement claims, which could be time-consuming and costly or may not be possible; and/or
- license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms.

Similarly, companies or individuals with whom we currently have a business relationship, or have had a past business relationship, may commence an action seeking rights in one or more of our patents or pending patent applications. If such companies or individuals were to be successful in obtaining such rights, the company or individual may be able to use that patented technology, or license it to others, without paying compensation to us.

The occurrence of any of the foregoing could result in unexpected expenses or require us to recognize an impairment of our assets, which would reduce the value of our assets and increase expenses. In addition, if we alter or discontinue our production of affected items, our revenue could be negatively impacted.

We have commenced in the past, and we expect to commence again in the future, litigation against third parties to enforce patents issued to us or to determine the scope and validity of third-party proprietary rights. For instance, in May 2007, we filed a lawsuit in Federal District Court in Minnesota alleging infringement by 123Print, Inc. and Drawing Board (US), Inc. of certain U.S. patents owned by us, and since that time have expanded the lawsuit to include Taylor Strategic Accounts, Inc., a related party to 123Print, Inc. and Drawing Board (US), Inc., as an additional defendant. Similarly, in July 2006 we brought litigation in the Dusseldorf Germany District Court alleging infringement by print24 GmbH and unitedprint.com AG of a German patent owned by us.

Our ability to enforce our patents, copyrights, trademarks, and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that the intellectual property right is invalid, is otherwise not enforceable, or is licensed to the party against whom we are asserting a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. If we are not ultimately successful in defending ourselves against these claims in litigation, we may not be able to use or provide a particular service or technology or sell a particular product or family of products due to an injunction, or we may have to pay material amounts of damages, which could in turn negatively affect our results of operations. Even if we are successful in our initial litigation efforts, rulings in our favor may be overturned in the future in a court of appeals. Our inability to enforce our intellectual property rights under these circumstances may negatively impact our competitive position and our business.

Our primary brand is "VistaPrint." We hold trademark registrations for the VistaPrint trademark in 16 jurisdictions, including registrations in our major markets of the United States, the European Union, Canada and Japan. Additional applications for the VistaPrint mark are pending.

The content of our websites and our downloadable software tools are copyrighted materials protected under international copyright laws and conventions. These materials are further protected by the Terms of Use posted on each of our websites, which customers acknowledge and accept during the purchase process. We currently own or control a number of Internet domain names used in connection with our various websites, including VistaPrint.com and related names. Most of our localized sites use local country code domain names, such as VistaPrint.it for our Italian site.

Competition

The markets both for small business marketing products and for custom consumer products are large, evolving and highly competitive. We compete on the basis of breadth of product offerings, price, convenience, print quality, design content, design options and tools, customer and design services, ease of use, and production and delivery speed. It is our intention to offer high quality design, print and marketing services at low price points and in doing so, offer our customers an attractive value proposition. Our current competition includes one or a combination of the following:

- self-service desktop design and publishing using personal computer software such as Broderbund PrintShop, together with a laser or inkjet printer and specialty paper;
- traditional printing and graphic design companies;
- office supplies and photocopy retailers such as Office Depot, FedEx Office and Staples;
- wholesale printers such as Taylor Corporation and Business Cards Tomorrow;
- other online printing and graphic design companies. We are aware of scores of online print shops that provide printing products and services similar to ours. Further, we are aware of many online businesses that offer some limited custom printing services;
- other website design and hosting companies such as United Internet, Web.com and GoDaddy; and
- other suppliers of custom apparel, promotional products and customized gifts, such as Zazzle, Café Press and Customization Mall.

The level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market or as industry consolidation develops. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic alliances to provide graphic design and printing services with larger, more established and well-financed companies. Some of our competitors may be able to enter into these alliances on more favorable terms than we could obtain. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products and services that may compete with the products and services that we market. New technologies and the expansion of existing technologies, such as local search, e-mails and electronic files, which may serve as substitutes for our products and services, may increase competitive pressures on us. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition. We may be unable to compete successfully against current and future competitors, and competitive pressures facing us could harm our business and prospects.

Business Segment and Geographic Information

We operate in one business segment: offering small businesses the ability to market their business with a broad range of brand identity and promotional products, marketing services and electronic solutions. For the years ended June 30, 2008, 2007 and 2006, approximately 38%, 32% and 29%, respectively, of our total revenues was derived from our non-United States websites. No single country other than the United States accounted for 10% or more of revenues in any of the years ended June 30, 2008, 2007 and 2006. For more segment and geographic information, see our consolidated financial statements included in this annual report on Form 10-K, as amended, including Note 11 thereto.

Government Regulation

We are not currently subject to direct national, federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to online commerce. The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model. We do not currently provide individual personal information regarding our users to third parties without the user's permission.

Employees

As of June 30, 2008, we had 1,466 full-time employees, of which 463 were employed in Lexington, Massachusetts, United States; 209 in Venlo, the Netherlands; 327 in our facility located near Windsor, Ontario, Canada; 81 in Barcelona, Spain, 7 in Winterthur, Switzerland, and 379 in Montego Bay, Jamaica. In addition, as of June 30, 2008, we also employed approximately 145 temporary employees at our manufacturing facilities, most of whom were employed full time by us for at least six months. None of our employees are represented by a labor union or covered by a collective bargaining agreement; however, we are required to provide 203 of our employees in our Venlo facility with compensation and benefits equal to or greater than those provided in a collective bargaining agreement covering employees in the Dutch printing trade, and employees in our Barcelona office compensation and benefits equal to or greater than those of the Catalonian collective bargaining agreement for office businesses. We have not experienced any work stoppages and believe that relations with our employees are good.

Our Corporate Information

VistaPrint Limited is incorporated under the laws of Bermuda. We maintain a registered office in Bermuda at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number in Bermuda is (441) 295-2244. VistaPrint Corporation, the immediate predecessor to VistaPrint Limited, was incorporated in Delaware in January 2000 and was amalgamated with VistaPrint Limited on April 29, 2002. VistaPrint.com S.A., the predecessor to VistaPrint Corporation, was incorporated in France in 1995 and was merged into VistaPrint Corporation in January 2002.

Available Information

We are registered as a reporting company under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Accordingly, we file or furnish with the Securities and Exchange Commission, or the Commission, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as required by the Exchange Act and the rules and regulations of the Commission. We refer to these reports as Periodic Reports. The public may read and copy any Periodic Reports or other materials we file with the Commission at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling 1-800-SEC-0330. In addition, the Commission maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, such as VistaPrint Limited, that file electronically with the Commission. The address of this website is *http://www.sec.gov*. We make available, free of charge through our United States website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission, or the Commission. The address of our United States' website is *www.vistaprint.com.* We are not including the information contained on our website, or information that can be accessed by links contained on our website, as a part of, or incorporating it by reference into, this Annual Report on Form 10-K, as amended.

Item 1A. *Risk Factors*

We caution you that the following important factors, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf in filings with the Securities and Exchange Commission, press releases, communications with investors and oral statements. Any or all of our forward-looking statements in this Annual Report on Form 10-K, as amended and in any other public statements we make may turn out to be wrong. These statements can be affected by, among other things, inaccurate assumptions we might make or by known or unknown risks and uncertainties or risks we currently deem immaterial. Many factors mentioned in the discussion below will be important in determining future results and performance. Consequently, no forward looking statement can be guaranteed. Actual future results may vary materially from those contained in forward looking statements made in this Annual Report on Form 10-K, as amended and in our public statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Related to Our Business

If we are unable to attract customers in a cost-effective manner, our business and results of operations could be harmed.

Our success depends on our ability to attract customers in a cost-effective manner. We rely on a variety of methods to draw visitors to our websites and promote our products and services, including purchased search results from online search engines, e-mail, telesales, and direct mail. We pay providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We also promote our products and special offers through e-mail, telesales and direct mail, targeted to repeat and potential customers. In addition, we rely heavily upon word of mouth customer referrals. If we are unable to develop or maintain an effective means of reaching small businesses and consumers, the costs of attracting customers using these methods significantly increase, or we are unable to develop new cost-effective means to obtain customers, our ability to attract new and repeat customers would be harmed, traffic to our websites would be reduced and our business and results of operations would be harmed.

Purchasers of small business marketing products and services, including graphic design and customized printing, may not choose to shop online, which would prevent us from acquiring new customers which are necessary to the success of our business.

The online market for small business marketing products and services is less developed than the online market for other business and consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract customers who have historically purchased printed products and graphic design services through traditional printing operations and graphic design businesses or who have produced graphic design and printed products using self-service alternatives. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our services and products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could prevent prospective customers from purchasing from us include:

- concerns about buying graphic design services and printed products without face-to-face interaction with sales personnel;
- the inability to physically handle and examine product samples;
- delivery time associated with Internet orders;

- concerns about the security of online transactions and the privacy of personal information;
- delayed shipments or shipments of incorrect or damaged products; and
- inconvenience associated with returning or exchanging purchased items.

We may not succeed in promoting, strengthening and continuing to establish the VistaPrint brand, which would prevent us from acquiring new customers and increasing revenues.

Since our products and services are sold primarily through our websites, the success of our business depends upon our ability to attract new and repeat customers to our websites in order to increase business and grow our revenues. For this reason, a primary component of our business strategy is the continued promotion and strengthening of the VistaPrint brand. In addition to the challenges posed by establishing and promoting our brand among the many businesses that promote products and services on the Internet, we face significant competition from graphic design and printing companies marketing to small businesses who also seek to establish strong brands. If we are unable to successfully promote the VistaPrint brand, we may fail to increase our revenues. Customer awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. To promote our brand, we have incurred and will continue to incur substantial expense related to advertising and other marketing efforts. We may choose to increase our branding expense materially, but we cannot be sure that this investment will be profitable. Underperformance of significant future branding efforts could materially damage our financial results.

A component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high-quality customer experience. In order to provide a high-quality customer experience, we have invested and will continue to invest substantial amounts of resources in our website development and technology, graphic design operations, production operations, and customer service operations. We also redesign our websites from time to time to seek to attract customers to our websites. Our ability to provide a high-quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including the reliability and performance of our suppliers, third-party carriers and communication infrastructure providers. If we are unable to provide customers with a high-quality customer experience for any reason, our reputation would be harmed and our efforts to develop VistaPrint as a trusted brand would be adversely impacted. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

We are dependent upon our own printing facilities for the production of printed products sold to our customers and any significant interruption in the operations of these facilities or any inability to increase capacity at these facilities would have an adverse impact on our business.

We produce all of our printed products internally at our facilities in Windsor, Ontario, Canada and Venlo, the Netherlands. We seek to ensure that we can satisfy all of our production demand from our facilities, including at periods of peak demand, while maintaining the level of product quality and timeliness of delivery that customers require. If we are unable to meet demand from our own facilities or to successfully expand those facilities on a timely basis to meet customer demand, we would likely turn to an alternative supplier in an effort to supplement our production capacity. However, an alternative supplier may not be able to meet our production requirements on a timely basis or on commercially acceptable terms, or at all. If we are unable to fulfill orders in a timely fashion at a high level of product quality through our facilities and are unable to find a satisfactory supply replacement, our business and results of operations would be substantially harmed.

Our quarterly financial results may fluctuate which may lead to volatility in our share price.

Our future revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. Factors that could cause our quarterly revenue and operating results to fluctuate include, among others:

- seasonality-driven or other variations in the demand for our services and products;
- our ability to attract visitors to our websites and convert those visitors into customers;
- our ability to retain customers and encourage repeat purchases;
- business and consumer preferences for our products and services;
- shifts in product mix toward lower gross margin products;
- investment decisions by management made in relation to our performance against targeted earnings per share levels;
- our ability to manage our production and fulfillment operations;
- currency fluctuations, which affect not only our revenues but also our costs;
- the costs to produce our products and to provide our services;
- our pricing and marketing strategies and those of our competitors;
- improvements to the quality, cost and convenience of desktop printing;
- costs of expanding or enhancing our technology or websites;
- compensation expense and charges related to our awarding of share-based compensation; and
- a significant increase in credits, beyond our estimated allowances, for customers who are not satisfied with our products.

In addition, management investment decisions may lead to fluctuations in our quarterly financial results. We base our operating expense budgets in part on expected revenue trends. A portion of our expenses, such as office leases and various personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter.

Based on the factors cited above, among others, we believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our common shares may fall.

The markets for small business marketing products and services and consumer custom products are intensely competitive and we may be unsuccessful in competing against current and future competitors, which could result in price reductions and/or decreased demand for our products.

The markets for small business marketing products and services and consumer custom products, including the printing and graphic design market, are intensely competitive, with many existing and potential competitors, and we expect competition for online small business marketing and consumer custom products and services to increase in the future. Competition may result in price pressure, reduced profit margins and loss of market share, any of which could substantially harm our business and results of operations. The markets for small business marketing products and services and for consumer custom products traditionally are highly fragmented and geographically dispersed. The increased use of the Internet for commerce and other technical advances have allowed traditional providers of these products and services to improve the quality of their offerings, produce those products and deliver those services more efficiently and reach a broader purchasing public. Current and potential competitors include:

- self-service desktop design and publishing using a combination of (1) software such as Microsoft Publisher, Microsoft Word and Broderbund PrintShop; (2) desktop printers or copiers and (3) specialty paper supplies;
- traditional printing and graphic design companies;
- providers of technologies, such as websites, e-mail and electronic files, which may act as a substitute for printed materials;
- office supplies and photocopy companies such as Office Depot, FedEx Office, and Staples;
- wholesale printers such as Taylor Corporation and Business Cards Tomorrow International;
- online apparel suppliers such as CaféPress, Lids, and Zazzle;
- website design and hosting companies such as United Internet, Microsoft, Yahoo!, Godaddy, Intuit, Web.com, and 1&1; and
- other online printing and graphic design companies.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. Many of our competitors work together. For example, Taylor Corporation sells printed products through office superstores such as Staples and Office Depot.

Some of our competitors who either already have an online presence or are seeking to establish an online presence may be able to devote substantially more resources to website and systems development than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with traditional and online competitors as use of the Internet and other online services increases. Competitors may also seek to develop new products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive, which could harm our business and results of operations.

In addition, we have in the past and may in the future choose to collaborate with certain of our existing and potential competitors in strategic partnerships that we believe will improve our competitive position and results of operations, such as through a retail in-store or web-based collaborative offering. It is possible, however, that such ventures will be unsuccessful and our competitive position and results of operations will be adversely affected as a result of such collaboration.

Our failure to meet our customers' price expectations would adversely affect our business and results of operations.

Demand for our products and services has been sensitive to price. Changes in our pricing strategies have had, and may continue to have, a significant impact on our revenues and net income. We offer certain free products and services as a means of attracting customers and we offer substantial pricing discounts as a means of encouraging repeat purchases. Such free offers and discounts may not result in an increase in revenues or the optimization of profits. In addition, many factors, including our production and personnel costs and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers' price expectations in any given period, our business and results of operations will suffer.

We depend on search engines to attract a substantial portion of the customers who visit our websites, and losing these customers would adversely affect our business and results of operations.

Many customers access our websites by clicking through on search results displayed by search engines such as Google and Yahoo! Search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by companies and other entities in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct a substantial portion of the customers we serve. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, this could result in fewer customers clicking through to our websites, requiring us to resort to other more costly resources to replace this traffic, which, in turn, could reduce our operating and net income or our revenues, prevent us from maintaining or increasing profitability and harm our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, our revenues could decline and our business may suffer. The cost of purchased search listing advertising is rapidly increasing as demand for these channels continues to grow quickly, and further increases could have negative effects on our ability to maintain or increase profitability. In addition, many of our competitors purchase the term "VistaPrint" and other terms incorporating our proprietary trademarks from Google and other search engines as part of their search listing advertising. European courts have, in certain cases, upheld the rights of trademark owners to prevent such practices in certain European jurisdictions. However, U.S. courts have not sided with the trademark owners in cases involving U.S. search engines, and Google has refused to prevent companies from purchasing trademarked terms belonging to other parties. As a result, we may not be able to prevent our competitors from advertising to, and directly competing for, customers who search on the term "VistaPrint" on U.S. search engines.

Various private 'spam' blacklisting or similar entities have in the past, and may in the future, interfere with our e-mail solicitation, the operation of our websites and our ability to conduct business.

We depend primarily on e-mail to market to and communicate with our customers. Various private entities attempt to regulate the use of e-mail for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain e-mail solicitations that comply with current legal requirements as unsolicited bulk e-mails, or "spam." Some of these entities maintain "blacklists" of companies and individuals, and the websites, Internet service providers and Internet protocol addresses associated with those companies and individuals, that do not adhere to what the blacklisting entity believes are appropriate standards of conduct or practices for commercial e-mail solicitations. If a company's Internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity's service or purchases its blacklist.

Some of our Internet protocol addresses currently are listed with one or more blacklisting entities despite our belief that our commercial e-mail solicitations comply with all applicable laws. In the future, our other Internet protocol addresses may also be listed with one or more blacklisting entities. We may not be successful in convincing the blacklisting entities to remove us from their lists. Although the blacklisting we have experienced in the past has not had a significant impact on our ability to operate our websites or to send commercial e-mail solicitations, it has, from time to time, interfered with our ability to send operational e-mails—such as password reminders, invoices and electronically delivered products—to customers and others. In addition, as a result of being blacklisted, we have had disputes with, or concerns raised by, various service providers who perform services for us, including co-location and hosting services, Internet service providers and electronic mail distribution services.

There can be no guarantee that we will not continue to be blacklisted or that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our products and services, communicate with our customers and otherwise operate our websites, all of which could have a material negative impact on our business and results of operations.

We may not succeed in cross selling additional products and services to our customers.

We seek to acquire customers based on their interest in one or more of our products and then offer additional related products to those customers. If our customers are not interested in our additional products or have an adverse experience with the products they were initially interested in, the sale of additional products and services to those customers and our ability to increase our revenue and to improve our results of operations could be adversely affected.

Interruptions to our website operations, information technology systems, production processes or customer service operations as a result of natural disasters, errors in our technology, capacity constraints, security breaches or other causes could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our websites, transaction processing systems, network infrastructure, printing production facilities and customer service operations are critical to our reputation, and our ability to attract and retain customers and to maintain adequate customer service levels. Any future interruptions that result in the unavailability of our websites, reduced order fulfillment performance or interfere with customer service operations could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. We may experience temporary interruptions in our operations for a variety of reasons in the future, including human error, software errors, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and security breaches, and other events beyond our control. In particular, both Bermuda, where substantially all of the computer hardware necessary to operate our websites is located in a single facility, and Jamaica, the location of most of our customer service and design service operations, are subject to a high degree of hurricane risk and extreme weather conditions that could have a devastating impact on our facilities and operations.

Our technology, infrastructure and processes may contain undetected errors or design faults. These errors or design faults may cause our websites to fail and result in loss of, or delay in, market acceptance of our products and services. In the past, we have experienced delays in website releases and customer dissatisfaction during the period required to correct errors and design faults in our websites that caused us to lose revenue. In the future, we may encounter additional issues, such as scalability limitations, in current or future technology releases. A delay in the commercial release of any future version of our technology or implementing improvements in our infrastructure and processes could seriously harm our business. In addition, our systems could suffer computer viruses and similar disruptions, which could lead to loss of critical data or the unauthorized disclosure of confidential customer data.

Our business requires that we have adequate capacity in our computer systems to cope with the high volume of visits to our websites, particularly during promotional campaign periods. As our operations grow in size and scope, we will need to improve and upgrade our computer systems and network infrastructure to offer customers enhanced and new products, services, capacity, features and functionality. The expansion of our systems and infrastructure may require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

Any failure of our printing production equipment may prevent the production of orders and interfere with our ability to fulfill orders. Substantially all of our production operations are performed in two facilities: our Dutch printing facility serving European and Asia-Pacific markets and our Windsor, Ontario facility serving North American markets.

We do not presently have redundant systems operational in multiple locations. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and printing systems, and because many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. We do carry business interruption insurance to compensate us for losses that may occur in the event operations at facilities are interrupted, but these policies do not address all potential causes of business interruptions we may experience and any proceeds we may receive may not fully compensate us for all of the revenue we may lose.

The occurrence of any of the foregoing could substantially harm our business and results of operations.

Our customers create products that incorporate images, illustrations and fonts which we license from third parties, and any loss of the right to use these licensed materials may substantially harm our business and results of operations.

Many of the images, illustrations, and fonts incorporated in the design products and services we offer are the copyrighted property of other parties used by us under license agreements. If one or more of these licenses were to be terminated, the amount and variety of content available on our websites would be significantly reduced. In such event, we could experience delays in obtaining and introducing substitute materials and substitute materials might be available only under less favorable terms or at a higher cost, or may not be available at all.

If we are unable to market and sell products and services beyond our existing target markets and develop new products and services to attract new customers, our results of operations may suffer.

We have developed products and services and implemented marketing strategies designed to attract small business owners and consumers to our websites and encourage them to purchase our products and services. We believe we will need to address additional markets and attract new customers to further grow our business. To access new markets and customers we expect that we will need to develop, market and sell new products and additional services that address their needs. To access new markets, we also intend to continue expansion of our marketing efforts and customer service outside of North America and to continue to introduce localized websites in different countries and languages. In addition, we intend to focus on developing new strategic relationships to expand our marketing and sales channels, such as co-branded or strategic partner-branded websites and retail in-store offerings. Any failure to develop new products and services, expand our business beyond our existing target markets and customers, and address additional market opportunities could harm our business, financial condition and results of operations.

The development of our business since the launch of the VistaPrint.com website in April 2000 has been attributable to organic growth, but in the future we may choose to undertake acquisitions to further expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders.

Our business and our customer base have been built through organic growth. Key components of our business strategy include, among others, expanding our customer base, targeting additional markets and business opportunities, and expanding our product and service offerings. To execute our expansion strategy, we expect that we will selectively pursue acquisitions of businesses, technologies or services in order to expand our capabilities, enter new markets, or increase our market share. We do not have any experience making acquisitions. Integrating any newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all, and, in the case of equity financings, would result in dilution to our shareholders and, in the case of debt financings, may subject us to covenants restricting the activities we may undertake in the future. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired businesses, technologies or services effectively, our business and results of operations could suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services to acquire could also disrupt our ongoing business and divert our management's attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations.

The loss of key personnel or an inability to attract and retain additional personnel could affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel including, in particular, Robert S. Keane, our Chairman, President and Chief Executive Officer, Janet Holian, our President of VistaPrint Europe, Wendy Cebula, our President of VistaPrint North America and Michael Giannetto, Senior Vice President of Finance who will be Chief Financial Officer effective September 2, 2008. None of these executives are a party to an employment agreement with VistaPrint, and therefore may cease their employment with us at any time with no advance notice. The loss of one or more of these or other key employees may significantly delay or prevent the achievement of our business objectives. We face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

If we are unable to manage our expected growth and expand our operations successfully, our reputation would be damaged and our business and results of operations would be harmed.

We have rapidly grown to over 1,450 permanent employees and over 140 temporary employees as of June 30, 2008. As of June 30, 2008, we have website operations, offices, marketing, manufacturing research and development and production facilities and customer support centers in Bermuda, the United States, the Netherlands, Spain, Jamaica, Switzerland, and Canada. Our growth, combined with the geographical separation of our operations, has placed, and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and anticipated growth will require us to continue to refine our operational, financial and management controls, human resource policies, reporting systems and procedures in the locations in which we operate. We expect the number of countries and offices from which we operate to continue to increase in the future.

We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage expected future expansion, our ability to provide a high-quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be negatively impacted.

We have a limited history of managing operations in multiple countries. From 2001 to 2004, all of our business was conducted from one facility located in the United States and from our website operations in Bermuda. Since that time, we have expanded our business to include operations in seven different countries. For example, we operate printing facilities in Venlo, the Netherlands and Windsor, Ontario, Canada, a customer support, sales and service, and graphic design center in Montego Bay, Jamaica, website operations in Devonshire, Bermuda, our European headquarters and marketing office in Barcelona, Spain, a technology development facility in Winterthur, Switzerland, and technology development, marketing, finance and administrative operations in Lexington, Massachusetts, United States. We have localized websites to serve many additional international markets. For the fiscal year ended June 30, 2008, we derived 38% of our revenue from our non-United States websites. We are subject to a number of risks and challenges that specifically relate to our international operations. These risks and challenges include, among others:

- fluctuations in foreign currency exchange rates that may increase the United States dollar cost of, or reduce United States dollar revenue from, our international operations;
- difficulty managing operations in, and communications among, multiple locations and time zones;
- local regulations that may restrict or impair our ability to conduct our business as planned;
- protectionist laws and business practices that favor local producers and service providers;
- failure to properly understand and develop graphic design content and product formats appropriate for local tastes;
- restrictions imposed by local labor practices and laws on our business and operations; and
- failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

We also have limited experience in confronting and addressing the risks and challenges we face in operating in several countries. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results.

The United States government may substantially increase border controls and impose restrictions on cross-border commerce that may substantially harm our business.

For the fiscal year ended June 30, 2008, we derived 62% of our revenue from sales to customers made through our United States website. We produce printed products for our United States customers at our facility near Windsor, Ontario. Restrictions on shipping goods into the United States from Canada pose a substantial risk to our business. Particularly since the terrorist attacks on September 11, 2001, the United States government has substantially increased border surveillance and controls. We have from time to time experienced significant delays in shipping our manufactured products into the United States as a result of these controls, which has, in some instances, resulted in delayed delivery of orders. The United States also has in the past imposed protectionist measures, such as tariffs, that limit free trade. If the United States were to impose further border controls and restrictions, impose quotas, tariffs or import duties, increase the documentation requirements applicable to cross border shipments or take other actions that have the effect of restricting the flow of goods from Canada to the United States, we may have greater difficulty shipping products into the United States or be foreclosed from doing so, experience shipping delays, or incur increased costs and expenses, all of which would substantially impair our ability to serve the United States market and harm our business and results of operations.

We may not be able to protect our intellectual property rights, which may impede our ability to build brand identity, cause confusion among our customers, damage our reputation and permit others to practice our patented technology, which could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our trademarks, our websites features and functionalities or to obtain and use information that we consider proprietary, such as the technology used to operate our websites and our production operations.

As of June 30, 2008, we held 17 issued United States patents, 3 patents in other countries and we had more than 40 patent applications pending in the United States and other countries. We intend to continue to pursue patent coverage in the United States and other countries to the extent we believe such coverage is justified, appropriate, and cost efficient. There can be no guarantee that any of our pending applications or continuation patent applications will be granted. In addition, there could be infringement, invalidity, co-inventorship or similar claims brought by third parties with respect to any of our currently issued patents or any patents that may be issued to us in the future. For example, administrative opposition proceedings asking the European Patent Office to reconsider the allowance of one of our European patents relating to certain downloadable document design programs and methods were filed in 2005. At a hearing held in April 2008, an opposition panel of the European Patent Office indicated its intention to revoke the patent at issue. The opposition panel's decision has not yet taken effect and we intend to appeal the decision. Any similar claims, whether or not successful, could be extremely costly, could damage our reputation and brand and substantially harm our business and results of operations.

Our primary brand is "VistaPrint." We hold trademark registrations for the VistaPrint trademark in the United States, the European Union, Canada, Japan and various other jurisdictions. Our competitors or other entities may adopt names or marks similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. There are several companies that currently incorporate or may incorporate in the future "Vista" into their company, product or service names, such as Microsoft Corporation's decision to name its most recently released operating system "Microsoft Vista." There could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term VistaPrint or our other trademarks, and we may institute such claims against other parties. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

If we become involved in intellectual property litigation or other proceedings related to a determination of rights, we could incur substantial costs, expenses or liability, lose our exclusive rights or be required to stop certain of our business activities.

A third party may sue us for infringing its intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. We have, in the past, received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license in order to continue to use such technology. Similarly, companies or individuals with whom we currently have a business relationship, or have had a past business relationship, may commence an action seeking rights in one or more of our patents or pending patent applications.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts from growing our business. Potential adversaries may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations or may prevent or delay our acquisition by a third party. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay damages and attorney's fees. Additionally, if we are found to have willfully infringed a third parties' patent, we may be liable for treble damages and a court could enjoin us from performing the infringing activity. Thus, the situation could arise in which our ability to use certain technologies important to the operation of our business would be restricted by a court order.

Alternatively, we may be required to, or decide to, enter into a license with a third party that claims infringement by us. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a third party's patent, we may be unable to effectively conduct certain of our business activities, which could limit our ability to generate revenues or maintain profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

In addition, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. Our ability to enforce our patents, copyrights, trademarks, and other intellectual property is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that the intellectual property right is invalid, is otherwise not enforceable, or is licensed to the party against whom we are asserting a claim. In addition, our assertion of intellectual property rights could result in the other party seeking to assert alleged intellectual property rights of its own against us, which may adversely impact our business in the manner discussed above. Our inability to enforce our intellectual property rights under these circumstances may negatively impact our competitive position and our business.

For instance, in May 2007, VistaPrint Technologies Limited, our wholly-owned subsidiary, initiated litigation in the United States District Court for the District of Minnesota alleging infringement by 123Print, Inc. and Drawing Board (US), Inc. of certain U.S. patents owned by VistaPrint Technologies Limited, and subsequently expanded the lawsuit to include Taylor Strategic Accounts, Inc., a related party to 123Print, Inc. and Drawing Board (US), Inc., as an additional defendant. The defendants denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents. This litigation is currently in the discovery stages.

In July 2006, VistaPrint Technologies Limited filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants of one of our European patents. In response to VistaPrint Technologies Limited's infringement claim, print24 GmbH filed a patent nullification action against us in June 2007 in German Patent Court in relation to the same European patent at issue in our infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in VistaPrint Technologies Limited's favor on the underlying infringement claim against print24 and its co-defendants, granting all elements of our requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf District Court's ruling went into effect in early September 2007, and was not appealed by the defendants. Print24's nullification action against us in German Patent Court remains outstanding.

We sell our products and services primarily through our websites and our inability to acquire or maintain domain names for our websites could result in the loss of customers which would substantially harm our business and results of operations.

We sell our products and services primarily through our websites. We currently own or control a number of Internet domain names used in connection with our various websites, including VistaPrint.com and similar names with alternate URL names, such as .net, .de and .co.uk. Domain names generally are regulated by Internet regulatory bodies. If we are unable to use a domain name in a particular country, we would be forced to either purchase the domain name from the entity that owns or controls it, which we may not be able to do on commercially acceptable terms, or at all, incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Any of these results could substantially harm our business and results of operations. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and subject to change. We might not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name VistaPrint in all of the countries in which we currently or intend to conduct business.

Our revenues may be negatively affected if we are required to charge sales or other taxes on purchases.

We do not collect or have imposed upon us sales or other taxes related to the products and services we sell, except for certain corporate level taxes and value added and similar taxes in certain jurisdictions. However, one or more jurisdictions or countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more governments, including any country in which we do business or sub-federal authorities such as states in the United States, that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business and results of operations.

Currently, decisions of the United States Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet in the United States. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities in the United States from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities could disagree with our interpretation of these decisions. Moreover, a number of states in the United States, as well as the United States Congress, have been considering various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court's current position regarding state and local taxation of Internet sales, or if any of these initiatives were adopted to address the Supreme Court's constitutional concerns and result in a reversal or modification of its current position, we could be required to collect sales and use taxes from purchasers in the United States. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future revenue. A substantial amount of our business is derived from customers in the European Union, whose tax environment is also complex and subject to changes that would be adverse to our business.

Our business is dependent on the Internet, and unfavorable changes in government regulation of the Internet and e-commerce could substantially harm our business and results of operations.

Due to our dependence on the Internet for most of our sales, regulations and laws specifically governing the Internet and e-commerce may have a greater impact on our operations than other more traditional businesses. Existing and future laws and regulations, including the taxation of sales through the Internet, may impede the growth of e-commerce and our ability to compete with traditional graphic designers, printers and small business marketing companies, as well as desktop printing products. These regulations and laws may cover taxation, as well as restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce as the vast majority of applicable laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet, such as the Bermuda Electronic Transactions Act 1999, the U.S. Digital Millennium Copyright Act and the U.S. CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

If we were required to review the content that a customer incorporates into a product and interdict the shipment of products that violate copyright protections or other laws, our costs would significantly increase, which would harm our results of operations.

Because of our focus on automation and high volumes, our operations do not involve, for the vast majority of our sales, any human-based review of content. Although our websites' terms of use specifically require customers to represent that they have the right and authority to reproduce a given content and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, racist, scandalous, obscene, or otherwise offensive, objectionable or illegal under the laws or court decisions of the jurisdiction where that customer lives. There is, therefore, a risk that customers may intentionally or inadvertently order and receive products from us that are in violation of the rights of another party or a law or regulation of a particular jurisdiction. If we should become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction which could substantially harm our business and results of operations. In addition, if we were held liable for actions of our customers, we could be required to pay substantial penalties, fines or monetary damages.

Purported Federal class action lawsuits have been filed asserting substantially identical claims alleging that certain of our customers were, without their knowledge or consent, enrolled in and billed for membership discount programs offered by third party merchants on our vistaprint.com website; and our reputation, revenues and results of operations could be adversely affected if we or the third party merchants are unable to successfully resolve these lawsuits or similar claims that may be brought in the future.

During each of the last three fiscal years, we generated a portion of our revenue from order referral fees, revenue share and other fees paid to us by third party merchants for customer click-throughs, distribution of third-party promotional materials, and referrals arising from products and services of the third party merchants we offer to our customers on our website, which we collectively refer to as referral fees. Some of these third party referral-based offers are for memberships in discount programs or similar promotions made to customers who have purchased products from us, in which we receive a payment from the third party merchants for every customer that accepts the promotion. Certain of these third party membership discount programs have been the subject of consumer complaints, litigation, and regulatory actions alleging that the enrollment and billing practices involved in the programs violate various consumer protection laws or are otherwise deceptive. For example, various state attorneys general have brought similar consumer fraud lawsuits against certain of the third party merchants asserting that they have not adequately disclosed the terms of their offers and have not obtained proper approval from consumers before debiting the consumers' bank account or billing the consumers' credit card. We have in the past from time to time received complaints from our customers regarding certain of the membership discount programs offered on our websites.

On July 29, 2008, July 31, 2008, August 25, 2008 and August 28, 2008, purported class action lawsuits were filed against VistaPrint USA, Inc., VistaPrint Corp. and/or VistaPrint Ltd., and two third party merchants in U.S. Federal District Court in Texas, New Jersey, Alabama and Massachusetts, asserting substantially identical claims alleging that the defendants violated certain Federal and state consumer protection laws in connection with the offer of membership discount programs on our vistaprint.com website. The plaintiffs allege, among other things, that after ordering products on our vistaprint.com website they were enrolled in certain membership discount programs and that monthly subscription fees for the programs were subsequently charged directly to their credit or debit cards, in each case purportedly without their knowledge or authorization. The plaintiffs are seeking recovery of an unspecified amount of damages, including statutory and punitive damages, together with interest and legal costs, and are also seeking to prevent us and the merchants from engaging in similar practices in the future.

We and the third party merchants may receive other complaints in the future regarding these types of membership discount programs. Governmental authorities also may institute proceedings alleging similar alleged misconduct. The purported class action lawsuits or any other private or governmental claims or actions that may be brought against us in the future relating to these third party membership programs could result in our being obligated to pay substantial damages or incurring substantial legal fees in defending claims. These damages and fees could be disproportionate to the revenues we generate through these relationships, which would have an adverse affect on our results of operations. Even if we are successful in defending against these claims, such a defense may result in distraction of management. In addition, customer dissatisfaction or a significant reduction in or termination of the membership discount offers on our website as a result of these claims could have a negative impact on our brand, revenues and profitability.

We expect that revenues we derive from third party referral programs, particularly membership discount programs, will decrease in the future, which could adversely affect our results of operations.

For the fiscal years ended June 30, 2008, 2007 and 2006, we derived approximately 6.9%, 8.0% and 8.6%, respectively, of our total revenues from referral fees generated from all sources. In each of those fiscal years, the majority of the referral fee revenue was derived from membership discount programs. Over the next several fiscal years, we expect referral fee revenue to decline as a percent of total revenues and possibly in absolute dollars. We expect that referral fee revenue from all sources will account for between 2% and 5% of our total revenues by the end of calendar year 2010. Of that amount, we expect that referral fee revenue from membership discount programs will decline in absolute dollar terms over that period of time, including possibly to as low as zero. Actual referral fees, including membership discount programs, could generate more or less of our total revenues than we currently expect due to a variety of factors, including, among others, strategic operating decisions. We expect to offset the anticipated reductions in referral fee revenues from a variety of sources, but if we are not successful in doing so our revenues and profitability could be adversely affected.

Our practice of offering free products and services could be subject to judicial or regulatory challenge which, if successful, would hinder our ability to attract customers and generate revenue.

We regularly offer free products and services as an inducement for customers to try our products and services. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers—for example, that customers are required to pay shipping and processing charges to take advantage of a free product offer—we have in the past, and may in the future, be subject to claims from individuals or governmental regulators in the United States and other countries that our free offers are misleading or do not comply with applicable legislation or regulation. For example, in 2004, one of our subsidiaries and our predecessor corporation were named as defendants in a class action lawsuit alleging that the shipping and handling fees we charged in connection with our free business card offer violated sections of the California Business and Professions Code that limit the amount that may be charged for shipping and handling in connection with a prize or gift. In addition, customers and competitors have filed complaints with governmental and standards bodies in other jurisdictions claiming that customers were misled by the terms of our free offers. Our free product offers could be subject to additional challenges in the future. If we are subject to further actions in the future, or if we are compelled or determine to curtail or eliminate our use of free offers as the result of any such actions, our business prospects and results of operations could be materially harmed.

Our failure to protect our network and the confidential information of our customers against security breaches and to address risks associated with credit card fraud could damage our reputation and brand and substantially harm our business and results of operations.

A significant prerequisite to online commerce and communications is the secure transmission of confidential information over public networks. Our failure to prevent security breaches of our network could damage our reputation and brand and substantially harm our business and results of operations. Currently, a majority of our sales are billed to our customers' credit card accounts directly. We retain our customers' credit card information for a limited time following a purchase of products for the purpose of issuing refunds. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other related developments, among other factors, may result in a compromise or breach of our network or the technology used by us to protect our network and our customer transaction data including credit card information. Any such compromise of our network or our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

In addition, under current credit card practices, we may be liable for fraudulent credit card transactions conducted on our websites, such as through the use of stolen credit card numbers, because we do not obtain a cardholder's signature. To date, quarterly losses from credit card fraud have not exceeded 1% of total revenues in any quarter, but we continue to face the risk of significant losses from this type of fraud. Although we seek to maintain insurance to cover us against this risk, we cannot be certain that our coverage will be adequate to cover liabilities actually incurred as a result of such fraud or that insurance will continue to be available to us on economically reasonable terms, or at all. Our failure to limit fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

We are subject to payment-related risks.

We accept payments for our products and services on our websites by a variety of methods, including credit card, debit card and bank check. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements, and fraud risk. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins or require that we charge our customers more for our products. We are also subject to payment card association and similar operating rules and requirements, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules and requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers or facilitate other types of online payments, and our business and operating results could be materially adversely affected.

We may be subject to product liability claims if people or property are harmed by the products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage, and may require product recalls or other actions. Although we maintain product liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all.

Risks Related to Our Corporate Structure

Non-Bermuda tax authorities may tax some or all of VistaPrint Limited's income, which would increase our effective tax rate and adversely affect our earnings.

VistaPrint Limited is organized in Bermuda and conducts business through operations within Bermuda. Bermuda does not currently impose income taxes on our operations. Management services for VistaPrint Limited are provided to VistaPrint Limited by employees of our United States subsidiary, who are all based in the United States. We have endeavored to structure our business so that all of our non-Bermuda operations are carried out by our local subsidiaries and VistaPrint Limited's business income is, in general, not subject to tax in these non-Bermuda jurisdictions, such as Jamaica, the United States, Canada, Spain, Switzerland or the Netherlands. VistaPrint Limited has filed tax returns on the basis that it is not engaged in business in these non-Bermuda jurisdictions. Many countries' tax laws, including but not limited to United States tax law, do not clearly define activities that constitute being engaged in a business in that country. The tax authorities in these countries could contend that some or all of VistaPrint Limited's income should be subject to income or other tax or subject to withholding tax. If VistaPrint Limited's income is taxed in jurisdictions other than Bermuda, such taxes will increase our effective tax rate and adversely affect our results of operations.

United States corporations are subject to United States federal income tax on the basis of their worldwide income. Non-U.S. corporations generally are subject to United States federal income tax only on income that has a sufficient nexus to the United States. On October 22, 2004, the United States enacted the American Jobs Creation Act of 2004, or the AJCA. Under the AJCA, non-U.S. corporations that after March 4, 2003 complete the acquisition of substantially all of the properties of a United States corporation and that meet certain ownership, operational and other tests are treated as United States corporations for United States federal income tax purposes and, therefore, are subject to United States federal income tax on their worldwide income. The amalgamation of our predecessor U.S. corporation with VistaPrint Limited occurred in April 2002. The AJCA grants broad regulatory authority to the Secretary of the Treasury to provide regulations as may be appropriate to determine whether a non-U.S. corporation is treated as a United States corporation. We do not believe that the relevant provisions of the AJCA as currently enacted apply to VistaPrint Limited, but there can be no assurance that the United States Internal Revenue Service will not challenge this position or that a court will not sustain any such challenge. Furthermore, at various times during the last few years there have been legislative proposals in the U.S. Congress which, if enacted into law, would retroactively change the March 4, 2003 AJCA measurement date to March 20, 2002. A successful challenge by the Internal Revenue Service, or a change of the March 4, 2003 date in the AJCA to an earlier date, could result in VistaPrint Limited being subject to tax in the United States on its worldwide income, which would increase our effective rate of tax and adversely affect our earnings.

Our intercompany arrangements may be challenged, resulting in higher taxes or penalties and an adverse effect on our earnings.

We operate pursuant to written intercompany service and related agreements, which we also refer to as transfer pricing agreements, among VistaPrint Limited and its subsidiaries. These agreements establish transfer prices for printing, marketing, management, technology development and other services performed for VistaPrint Limited. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length. With the exception of our Dutch operations, our transfer pricing procedures are not binding on applicable tax authorities and no official authority in any other country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of taxable income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. Changes in laws and regulations may require us to change our transfer pricings or operating procedures. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess penalties, it would result in a higher tax liability to us, which would adversely affect our earnings.

We will pay taxes even if we are not profitable on a consolidated basis which would cause increased losses and further harm to our results of operations.

The intercompany service and related agreements among VistaPrint Limited and our direct and indirect subsidiaries in general guarantee that the subsidiaries realize profits. As a result, even if the VistaPrint group is not profitable on a consolidated basis, the majority of our subsidiaries will be profitable and incur income taxes in their respective jurisdictions. If we are unprofitable on a consolidated basis, as has been the case in some prior periods, this structure will increase our consolidated losses and further harm our results of operations.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our common shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their common shares. Under the PFIC rules, unless U.S. holders make an election available under the Internal Revenue Code of 1986, as amended, such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.

We believe that we were not a PFIC for the tax year ended June 30, 2008 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a PFIC depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a PFIC for our current tax year or for any subsequent year.

If a United States shareholder acquires 10% or more of our common shares, it may be subject to increased United States taxation under the "controlled foreign corporation" rules.

Each "10% U.S. Shareholder" of a non-U.S. corporation that is a "controlled foreign corporation," or CFC, for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through non-U.S. entities on the last day of the CFC's taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. A non-U.S. corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the total combined voting power of all classes of voting stock of the non-U.S. corporation or more than 50% of the total value of all stock of the corporation on any day during the taxable year of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Internal Revenue Code, that owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the non-U.S. corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned include shares owned directly or indirectly through non-U.S. entities and shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. For taxable years in which we are a CFC for an uninterrupted period of 30 days or more, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax purposes its pro rata share of our subpart F income, even if the subpart F income is not distributed to enable such taxpayer to satisfy this tax liability. Based upon our existing share ownership, we do not believe we are a CFC.

We are incorporated under the laws of Bermuda, and the majority of our assets are located outside the United States, which may make it difficult for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are incorporated under the laws of Bermuda, and over 90% of our assets are located outside of the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is significant doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States where we have assets. Therefore, even if successful in litigation instituted against VistaPrint in the United States, our shareholders may not be able to recover all or a portion of the damages that they are awarded by a court in the United States.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. In addition, our bye-laws provide that in the event any governmental authority imposes any liability upon us in respect of any shares registered in our share register, dividends, bonuses or other monies paid to a shareholder or in other circumstances, including liabilities resulting from the death of the shareholder, failure by the shareholder to pay any taxes or failure to pay estate duties, the shareholder will fully indemnify us from all liability arising in connection therewith.

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Directors and officers may owe duties to a company's creditors in cases of impending insolvency. Directors and officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any material contract or proposed material contract with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director or officer may be liable jointly and severally with other directors or officers if it is shown that the director or officer knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director or officer will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director or officer for the matter in question, in light of the nature of the conduct of the director or officer and the extent of the causal relationship between his conduct and the loss suffered.

Our bye-laws provide that we will indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud, against us or any of our officers or directors.

Anti-takeover provisions in our charter documents and under Bermuda law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

- a classified board of directors;
- the ability of our board of directors to issue undesignated shares without shareholder approval, which could be used to institute a "poison pill" that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;
- limitations on the removal of directors; and
- advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at shareholder meetings.

In addition, the foregoing factors may prevent or delay our acquisition by a third party, even though such transaction may be in the best interests of our shareholders.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our registered office is in Hamilton, Bermuda. We have constructed two computer integrated manufacturing print facilities for the production of our products. Our 160,000 square foot facility located near Windsor, Ontario, Canada services the North American market. We have recently begun an expansion of this facility which will add approximately 135,000 square foot of manufacturing space and it is anticipated that such expansion will increase the overall size of the facility to approximately 295,000 square feet. Our 131,000 square foot facility located in Venlo, the Netherlands services markets outside of North America. We have a technology development office in Winterthur, Switzerland. Our technology development, North American marketing, finance and administrative offices are located in Lexington, Massachusetts, United States. We operate a customer design, sales and service center in Montego Bay, Jamaica. We operate our European marketing office in Barcelona, Spain. Our web servers are located in data center space at a Cable & Wireless co-location and hosting facility in Devonshire, Bermuda.

We own the real property associated with our printing facilities in the Netherlands and Canada. The real property and facilities we own are listed below:

Location	Square Feet	Type
Venlo, the Netherlands	131,000	Manufacturing and office
Lakeshore, Ontario, Canada ("Windsor")	160,000	Manufacturing and office

The properties we lease are listed below:

Location	Square Feet	Type	Lease Expires
Lexington, MA, USA	202,000	Office	April 26, 2017
Montego Bay, Jamaica	30,000	Office and design, sales and service center	April 30, 2009
Montego Bay, Jamaica	5,000	Office and training and quality assurance facility	Month-to-month
Barcelona, Spain	19,000	Office	December 31, 2011
Winterthur, Switzerland	12,000	Office and prototyping laboratory	February 28, 2013

We believe that the total space available to us in the facilities we own and under our current leases and co-location arrangements or obtainable by us on commercially reasonable terms, will meet our needs for the foreseeable future.

Item 3. *Legal Proceedings*

On July 27, 2006, our wholly-owned subsidiary, VistaPrint Technologies Limited, filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants in Germany of one of VistaPrint Technologies Limited's European patents related to computer-implemented methods and apparatus for generating pre-press graphic files. On June 7, 2007, print24 GmbH filed a patent nullification action in the German Patent Court in relation to the same European patent at issue in VistaPrint's infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in VistaPrint's favor on the underlying infringement claim against print24 and its co-defendants, granting all elements of the requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf District Court's ruling went into effect in early September 2007 and was not appealed by the defendants. Print24's nullification action against VistaPrint in German Patent Court remains outstanding and we are unable to express an opinion as to the likely outcome of such action.

On May 14, 2007, VistaPrint Technologies Limited filed a patent infringement lawsuit against 123Print, Inc. and Drawing Board (US), Inc., subsidiaries of Taylor Corporation, in the United States District Court for the District of Minnesota. The complaint asserts that the defendants have infringed and continue to infringe three U.S. patents owned by VistaPrint Technologies Limited related to browser-based tools for online product design. VistaPrint Technologies Limited has requested that the court issue an injunction against the defendants and award certain monetary damages. The defendants filed their Answer and Counterclaims to the complaint on June 7, 2007, in which they denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents-in-suit. In August 2007, another Taylor Corporation subsidiary, Taylor Strategic Accounts, Inc., was added as an additional defendant in the case. The exchange of documents and records and the depositions of fact witnesses in connection with the allegations of the parties have been substantially completed. In early June 2008, newly discovered third party prior art documents were introduced into the litigation. These third party prior art documents had not been reviewed and considered by the U.S. Patent Office prior to issuance of the patents-in-suit. For that reason, on June 30, 2008, VistaPrint Technologies Limited requested the United States District Court to stay the litigation to provide the U.S. Patent Office an opportunity to reexamine the patents-in-suit in light of these newly discovered documents. The defendants opposed VistaPrint Technologies Limited's request for a stay. The Court has not yet ruled on VistaPrint Technologies Limited's request for a stay, but the case has been suspended pending the Court's decision.

On July 29, 2008, a purported class action lawsuit was filed in the United States District Court for the Southern District of Texas (the "Texas Complaint") against VistaPrint Corp., VistaPrint USA, Inc., Vertrue, Inc. and Adaptive Marketing, LLC (collectively, the "Defendants"). Adaptive Marketing, LLC is a Vertrue, Inc. company that provides subscription-based membership discount programs, including programs that are offered on our vistaprint.com website (Vertrue, Inc. and Adaptive Marketing, LLC are sometimes collectively referred to herein as the "Vertrue Defendants"). The Texas Complaint alleges that the Defendants violated, among other statutes, the Electronic Funds Transfer Act, the Electronic Communications Privacy Act, the Texas Deceptive Trade Practices-Consumer Protection Act and the Texas Theft Liability Act, in connection with certain membership discount programs offered to VistaPrint customers on our vistaprint.com website. The Texas Complaint also seeks recovery for unjust enrichment, conversion, and similar common law claims. The U.S. District Court for the

Southern District of Texas has scheduled an initial pretrial conference for October 2, 2008. We also have discovered that, on July 31, 2008 and August 25, 2008, nearly identical purported class action lawsuits were filed in the United States District Court, District of New Jersey and in the United States District Court, Southern District of Alabama, respectively, against the same Defendants on behalf of different plaintiffs. The complaints in the New Jersey and Alabama lawsuits include substantially the same purported Federal and common law claims as the Texas Complaint, but the New Jersey action contains a state law claim under the New Jersey Consumer Fraud Act and the Alabama lawsuit does not contain any additional state law claims. We have further discovered that, on August 28, 2008, a purported class action lawsuit asserting substantially the same Federal and common law claims as the Texas Complaint, but containing a state law claim under the Massachusetts Unfair Trade Practices Act, was filed in the United States District Court, District of Massachusetts, against VistaPrint Ltd., VistaPrint USA, Inc. and the Vertrue Defendants.

Among other allegations, the plaintiffs in each action claim that after ordering products on our vistaprint.com website they were enrolled in certain membership discount programs operated by the Vertrue Defendants and that monthly subscription fees for the programs were subsequently charged directly to the credit or debit cards they used to make purchases on vistaprint.com, in each case purportedly without their knowledge or authorization. The plaintiffs also claim that the Defendants failed to disclose to them that the credit or debit card information they provided to make purchases on vistaprint.com would be disclosed to the Vertrue Defendants and would be used to pay for monthly subscriptions for the membership discount programs. The plaintiffs have requested that the Defendants be enjoined from engaging in the practices complained of by the plaintiffs. They also are seeking an unspecified amount of damages, including statutory and punitive damages, as well as pre-judgment and post-judgment interest and attorneys' fees and costs for the purported class.

We believe we have meritorious defenses to these purported class action lawsuits and intend to defend these actions vigorously. However, the lawsuits are in their earliest stages and we are unable to express an opinion as to the likely outcome of such actions.

We are involved, from time to time, in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, we do not expect resolution of these matters to have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, an unfavorable resolution of such a proceeding could, depending on its amount and timing, materially affect our results of operations, cash flows or financial position in a future period. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common shares began trading under the symbol "VPRT" on the NASDAQ Global Market on September 30, 2005. The following table sets forth, for the periods indicated, the high and low sale price per share of our common shares on The NASDAQ Global Market:

	High	Low
Fiscal 2007:		
First Quarter	$27.09	$20.62
Second Quarter	$36.94	$24.56
Third Quarter	$43.30	$32.55
Fourth Quarter	$41.51	$35.31
Fiscal 2008:		
First Quarter	$42.45	$29.60
Second Quarter	$48.60	$36.86
Third Quarter	$43.34	$27.34
Fourth Quarter	$38.68	$24.78
Fiscal 2009:		
First Quarter (through August 22, 2008)	$35.45	$24.46

As of August 22, 2008, there were approximately 45 holders of record of our common shares.

We have never paid or declared any cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings for use in the operation of our business or for repurchase of the Company's shares. We did not sell any equity securities that were not registered under the Securities Act of 1933 in the fourth quarter of fiscal 2008. We did not repurchase any equity securities in fiscal 2008.

On October 5, 2005 we completed the first closing our initial public offering, in which we sold 5,500,000 common shares and certain of our shareholders sold an aggregate of 4,515,930 common shares, at an initial public offering price to the public of $12.00 per share. In the second closing of our initial public offering, certain of our shareholders sold an aggregate of 1,502,390 common shares, at an initial public offering price of $12.00 per share. The offer and sale of all of the common shares in the initial public offering were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-125470), which was declared effective by the SEC on September 29, 2005. The offering commenced as of September 30, 2005 and did not terminate before all of the securities registered in the registration statement were sold. Goldman, Sachs & Co., Bear, Stearns & Co. Inc., SG Cowen & Co., LLC and Jefferies & Company, Inc. were the underwriters for the offering. We received net proceeds of approximately $61.4 million (after underwriters' discounts of $4.6 million). We incurred additional, related expenses of approximately $1.6 million, resulting in proceeds, after expenses, to us of approximately $59.8 million. None of the underwriting discounts and commissions or offering costs were incurred or paid to directors or officers of ours or their associates or to persons owning 10 percent or more of our common stock or to any affiliates of ours. As of August 28, 2008, we had not utilized any of the net proceeds from the offering. We may use the net proceeds to fund construction and expansion of our printing facilities and other operations, possible acquisitions and investments, and working capital, capital expenditures, share repurchases and other general corporate purposes. Pending these uses, we have invested the funds in asset-backed, short-term investment grade and government securities. There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b).

Information regarding our equity compensation plans and the securities authorized for issuance there under are set forth herein under Part III, Item 12 below.

Item 6. *Selected Consolidated Financial Data*

The selected consolidated financial data set forth below as of June 30, 2008 and 2007, and for the years ended June 30, 2008, 2007 and 2006 are derived from our audited financial statements and included elsewhere in this Annual Report on Form 10-K, as amended. The selected consolidated financial data as of June 30, 2006, 2005 and 2004 and for the years ended June 30, 2005 and 2004 are derived from our audited financial statements not included in this Annual Report on Form 10-K, as amended.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K, as amended. See the notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted net loss/income per common share. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30,				
	2008	2007	2006	2005	2004
	(In thousands, except share and per share data)				
Consolidated Statements of Operations Data:					
Revenue	$ 400,657	$ 255,933	$ 152,149	$ 90,885	$58,784
Cost of revenue	154,122	89,971	49,858	36,528	23,837
Technology and development expense	44,828	27,176	15,628	10,839	8,515
Marketing and selling expense	127,975	87,887	51,174	32,372	19,138
General and administrative expense	32,572	23,694	16,624	5,813	3,968
Loss on contract termination	—	—	—	21,000	—
Income (loss) from operations	41,160	27,205	18,865	(15,667)	3,326
Interest income	4,160	4,691	2,903	293	126
Other income (expense), net	427	(45)	(494)	(371)	(79)
Interest expense	1,655	1,828	1,256	390	83
Income (loss) before income taxes	44,092	30,023	20,018	(16,135)	3,290
Income tax provision (benefit)	4,261	2,880	783	84	(150)
Net income (loss)	$ 39,831	$ 27,143	$ 19,235	$ (16,219)	$ 3,440
Net income (loss) attributable to common shareholders:					
Basic	$ 39,831	$ 27,143	$ 16,889	$ (21,032)	$ 384
Diluted	$ 39,831	$ 27,143	$ 19,235	$ (21,032)	$ 414
Basic net income (loss) per share	$ 0.91	$ 0.64	$ 0.51	$ (1.85)	$ 0.03
Diluted net income (loss) per share	$ 0.87	$ 0.60	$ 0.45	$ (1.85)	$ 0.03
Shares used in computing basic net income (loss) attributable to common shareholders per share	43,913,119	42,445,991	33,147,287	11,358,575	11,014,842
Shares used in computing diluted net income (loss) attributable to common shareholders per share	46,016,364	45,364,257	42,624,689	11,358,575	12,539,644
Share-based compensation	$ 14,747	$ 8,765	$ 4,850	—	—

	Year Ended June 30,				
	2008	2007	2006	2005	2004
	(In thousands)				
Consolidated Statements of Cash Flows Data:					
Capital expenditures	$ (62,740)	$ (62,845)	$ (24,929)	$(18,629)	$(13,374)
Development of software and website	(5,696)	(4,189)	(2,656)	(1,908)	(3,523)
Depreciation and amortization	25,193	14,874	7,786	5,902	4,209
Cash flows from (used in) operating activities	87,731	54,240	34,637	(6,671)	9,169
Cash flows used in investing activities	(58,056)	(62,177)	(71,410)	(20,537)	(18,080)
Cash flows from financing activities	2,980	12,716	74,851	33,534	25,802

	As of June 30,				
	2008	2007	2006	2005	2004
	(In thousands)				
Consolidated balance sheet data:					
Cash and cash equivalents	$103,145	$ 69,464	$ 64,653	$ 26,402	$ 20,060
Marketable securities	26,598	38,578	43,474	—	—
Property, plant and equipment, net	154,520	106,192	50,311	29,913	14,333
Working capital	94,736	82,999	90,201	13,670	12,620
Total assets	315,952	234,853	171,392	65,986	42,007
Accrued expenses and deferred revenue	37,548	23,149	15,640	11,125	6,155
Total long-term obligations, less current portion	19,507	21,772	23,046	15,696	5,816
Series A redeemable convertible preferred shares	—	—	—	13,556	13,430
Series B redeemable convertible preferred shares	—	—	—	57,880	30,505
Total shareholders' equity (deficit)	242,505	176,060	123,984	(38,069)	(17,072)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report.

Overview

We are a small business marketing company that offers small businesses the ability to market their business with a broad range of brand identity and promotional products, marketing services and electronic solutions. We offer a broad spectrum of products and services ranging from business cards, website hosting, brochures and invitations to mailing and creative services. We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized printed products and services, low pricing and personalized customer service. Through our use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, we offer a meaningful economic advantage relative to traditional graphic design and printing methods. Our value proposition has allowed us to successfully penetrate the large, fragmented and geographically dispersed small business and consumer markets.

We maintain a registered office in Hamilton, Bermuda and our websites are hosted in secure co-location facilities in Devonshire, Bermuda. We own and operate printing facilities near Windsor, Ontario, Canada and in Venlo, the Netherlands, and we operate a customer design, sales and service center in Montego Bay, Jamaica, and a European marketing office in Barcelona, Spain, and we have a technology development facility in Winterthur, Switzerland. Our U.S. technology development, marketing, finance and administrative offices are located in Lexington, Massachusetts, United States.

Revenue. For the fiscal years ended June 30, 2008, 2007 and 2006, our revenue was $400.7 million, $255.9 million and $152.1 million, respectively. We generate revenue primarily from the printing and shipment of customized printed products. Revenue is recorded net of a reserve for estimated refunds. Customers place orders via our websites and pay primarily using credit cards. In addition, we receive payment for some orders through direct bank debit, wire transfers and other payment methods. We also generate revenue from order referral fees, revenue share and other fees paid to us by merchants for customer click-throughs, distribution of third-party promotional materials and referrals arising from products and services of the merchants we offer to our customers on our website. Unlike printed products that we manufacture ourselves, these third party referral offerings do not require physical production by us and have minimal corresponding direct cost of revenue. For the fiscal years ended June 30, 2008, 2007 and 2006, we generated approximately $27.6 million, $20.5 million and $13.1 million, respectively, of our revenue from these third party referral fees. Over the next several years, we expect referral fee revenue to decline as a percentage of revenue and possibly in absolute dollars. We expect that referral fee revenue from all sources will account for between 2% and 5% of our total revenues by the end of calendar year 2010. Of that amount, we expect that referral fee revenue from membership discount programs will decline in absolute dollar terms over that period of time including possibly to as low as zero. A portion of our revenue is derived from repeat purchases from our existing customers. This recurring component of our revenue has grown to 64% of revenue for the fiscal year ended June 30, 2008 as compared to 63% of revenue for the fiscal year ended June 30, 2007. To understand our revenue trends, we monitor several key metrics including:

- *Website sessions.* A session is measured each time a computer user visits a VistaPrint website from their Internet browser. We measure this data to understand the volume and source of traffic to our websites. Typically, we use various advertising campaigns to increase the number and quality of shoppers entering our websites. The number of website sessions varies from month to month depending on variables such as product campaigns and advertising channels used.

- *Conversion rates.* The conversion rate is the number of customer orders divided by the total number of sessions during a specific period of time. Typically, we strive to increase conversion rates of customers entering our websites in order to increase the number of customer orders generated. Conversion rates have fluctuated in the past and we anticipate that they will fluctuate in the future due to, among other factors, the type of advertising campaigns and marketing channels used.
- *Average order value.* Average order value is total bookings for a given period of time divided by the total number of customer orders recorded during that same period of time. We seek to increase average order value as a means of increasing total revenue. Average order values have fluctuated in the past and we anticipate that they will fluctuate in the future depending upon the type of products promoted during a period and promotional discounts offered. For example, among other things, seasonal product offerings, such as holiday cards, can cause changes in average order values.

We believe the analysis of these metrics provides us with important information on customer buying behavior, advertising campaign effectiveness and the resulting impact on overall revenue trends and profitability. While we continually seek and test ways to increase revenue, we also attempt to increase the number of customer acquisitions and to grow profits. As a result, fluctuations in these metrics are usual and expected. Because changes in any one of these metrics may be offset by changes in another metric, no single factor is determinative of our revenue and profitability trends and we assess them together to understand their overall impact on revenue and profitability.

Cost of Revenue. Cost of revenue consists of materials used to generate printed products, payroll and related expenses for printing personnel, supplies, depreciation of equipment used in the printing process, postage and shipping costs, website hosting costs and other miscellaneous related costs of products sold by us. Prior to September 2006, cost of revenue also included costs paid to a third-party print supplier.

Technology and development expense. Technology and development expense consists primarily of payroll and related expenses for software engineering and content development, amortization of capitalized software and website development costs, information technology operations, website hosting, equipment depreciation, patent amortization and miscellaneous technology infrastructure-related costs. These expenses also include amortization of capitalized purchase costs related to content images used in our graphic design software which are capitalized and amortized over their useful lives of approximately two years. Costs associated with the development of software for internal-use are capitalized if the software is expected to have a useful life beyond one year and are amortized over the software's useful life, which is estimated to be two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred.

Marketing and selling expense. Marketing and selling expense consists of advertising and promotional costs as well as wages and related payroll benefits for our employees engaged in sales, marketing and public relations activities. Advertising costs consist of various online and print media, such as the purchase of key word search terms, e-mail and direct mail promotions and various strategic alliances. Our advertising efforts target the acquisition of new customers and repeat orders from existing customers. Advertising costs are generally expensed as incurred. Marketing and selling expense also includes the salaries and related payroll benefits, overhead, and outside services related to our customer design, sales and services support center operations and global partnerships personnel. The customer support operations provide phone and e-mail support to customers on various topics such as order status, the use of our website graphic design studio, and free real-time design assistance. Marketing and selling expense also includes third party payment processor and credit card fees.

General and administrative expense. General and administrative expense consists of general corporate costs, including salary and related payroll benefit expenses of employees involved in finance, accounting, human resources and general executive management.

Interest income. Interest income consists of interest income earned on cash and cash equivalents and marketable securities.

Other income (expense), net. Other income (expense), net primarily consists of gains and losses from foreign currency transactions.

Interest expense. Interest expense consists of interest paid to financial institutions on outstanding balances on our credit facilities.

Income taxes. VistaPrint Limited is a Bermuda based company. Bermuda does not currently impose any tax computed on profits or income, which results in a zero tax liability for our profits recorded in Bermuda. VistaPrint Limited has operating subsidiaries in the Netherlands, Canada, Jamaica, Spain, Switzerland and the United States. VistaPrint Limited has entered into service and related agreements, which we also refer to as transfer pricing agreements, with each of these operating subsidiaries. These agreements effectively result in VistaPrint Limited paying each of these subsidiaries for its costs plus a fixed mark-up on these costs. The Jamaican subsidiary is located in a tax free zone, so its tax rate is zero. Our Dutch, Canadian, Spanish, Swiss and American subsidiaries are each located in jurisdictions that tax profits and, accordingly, regardless of our consolidated results of operations, these subsidiaries will typically incur tax expense in their respective jurisdictions.

Initial Public Offering. On September 29, 2005, we closed our initial public offering, or IPO, in which we sold 5,500,000 common shares at a price to the public of $12.00 per share. The net proceeds of the IPO to us, which we received on October 5, 2005, were approximately $61.4 million after deducting underwriting discounts. Upon the closing of the IPO, all of our outstanding convertible preferred shares converted into an aggregate of 22,720,543 common shares.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. To apply these principles, we must make estimates that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In many instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances at the time they are made, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

Revenue Recognition. We generate revenues primarily from the printing and shipping of customized printed products, such as business cards, postcards, brochures, magnets, T-shirts, presentation folders and folded greeting cards. We recognize revenue arising from sales of printed goods when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, the product has been shipped and title and risk of loss transfers to the customer, the sales price is fixed or determinable and collection is reasonably assured. Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Inventories. Our inventories consist primarily of raw materials, and are stated at the lower of first-in, first-out cost or market value. Raw materials consist primarily of various types of paper stock, printing plates, T-shirts, hats, pens, rubber stamp casings, packaging supplies and similar items used to produce and ship our products. Management believes that these materials are commodity products that are not susceptible to obsolescence. In addition, where possible and economically advantageous, we manage our supply chain to maintain a just-in-time inventory process to minimize the levels of inventory on hand.

Software and Website Development Costs. We capitalize eligible costs associated with software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force 00-2, "Accounting for Website Development Costs." We capitalize the payroll and payroll-related costs of employees who devote time to the development of internal-use computer software. We amortize these costs on a straight-line basis over the estimated useful life of the software which is two years. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value and impairment of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Income Taxes. We make estimates and judgments in determining our income tax expense, and in the calculation of our tax assets and liabilities. Our corporate tax rate is a combination of the tax rates of the jurisdictions where we conduct business. VistaPrint Limited is a Bermuda based company. Bermuda does not currently impose any tax computed on profits or income. We have entered into and operate pursuant to transfer pricing agreements that establish the transfer prices for transactions between VistaPrint Limited and our subsidiaries in the United States, Canada, Spain, the Netherlands, Switzerland and Jamaica. The determination of appropriate transfer prices requires us to apply judgment. We believe that our transfer pricing is in accordance with applicable statutory regulations.

Deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are based on the differences between the financial statement carrying values and the tax bases and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. We regularly review our deferred tax assets for recoverability and estimate a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Our judgment is required to determine, among other things, whether an increase or decrease of a valuation allowance is warranted. We will increase the valuation allowance if we operate at a loss or are unable to generate sufficient future taxable income. We will decrease the valuation allowance if our future taxable income is significantly higher than expected or we are able to utilize our tax credits. Any changes in the valuation allowance could affect our tax expense, financial position and results of operations.

Effective July 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), which prescribes how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. We did not recognize any cumulative effect adjustments to retained earnings as a result of adopting FIN 48. As of

June 30, 2007, we had unrecognized tax benefits of approximately $0.4 million, and as of June 30, 2008, we had unrecognized tax benefits of $0.9 million which will reduce the effective tax rate when recognized. There have been no significant changes to these amounts during the year ended June 30, 2008. We recognize interest and penalties related to unrecognized tax benefits in our provision for income taxes. The amount of interest and penalties accrued upon adoption of FIN 48 and at June 30, 2007 and 2008 was $6,000 and $27,000 respectively.

Share-Based Compensation. Accounting for share options and restricted share units (RSUs) follows the provision of SFAS No. 123R, Share Based Payment, (SFAS 123R). The provision requires an entity to measure cost of an award of equity instruments based on the grant-date fair value of the award. In general, that cost will be recognized over the period which the recipient is required to provide service in exchange for the award. We use the Black-Scholes option pricing model to measure the fair vale of stock options and RSUs. This model requires significant estimates related to the award's expected life and future stock price volatility of the underlying equity security.

Litigation and Contingencies. We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Four class action lawsuits have been brought against VistaPrint USA, Inc., VistaPrint Corp. and/or VistaPrint Ltd. and two third party merchants asserting substantially identical claims relating to third party membership reward programs offered by the third party merchants on our vistaprint.com website. The outcome of these actions is not presently determinable, and as such, we are currently unable to estimate the potential range of loss, if any, relating to these actions. Accordingly, no provision for this matter has been made in the accompanying consolidated financial statements. Additional information regarding this matter is included under "Item 3. Legal Proceedings."

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not believe that the adoption of SFAS 157 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 allows for the choice to measure certain financial instruments and certain other items at fair value. This allows a company to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 159 will have a material impact on our consolidated financial statements.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R) Business Combinations ("SFAS 141(R)"). SFAS 141(R) states that all business combinations (whether full, partial or step acquisitions) will result in all assets and liabilities of an acquired business being recorded at their fair values. Certain forms of contingent consideration and certain acquired contingencies will also be recorded at fair value at the acquisition date. SFAS 141(R) also requires acquisition costs be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date in accordance with the requirements of FASB Statement 146, Accounting for Costs of Exit or Disposal Activities. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We do not believe that the adoption of this standard will have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51 ("SFAS 160"). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not believe that the adoption of this standard will have a material impact on our consolidated financial statements.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenue:

	Year Ended June 30,		
	2008	2007	2006
As a percentage of revenue:			
Revenue	100.0%	100.0%	100.0%
Cost of revenue	38.5%	35.2%	32.8%
Technology and development expense	11.2%	10.6%	10.3%
Marketing and selling expense	31.9%	34.3%	33.6%
General and administrative expense	8.1%	9.3%	10.9%
Income from operations	10.3%	10.6%	12.4%
Interest income	1.0%	1.8%	1.9%
Other income (expense), net	0.1%	0.0%	(0.3)%
Interest expense	0.4%	0.7%	0.8%
Income before income taxes	11.0%	11.7%	13.2%
Income tax provision	1.1%	1.1%	0.5%
Net income	9.9%	10.6%	12.7%

Fiscal Years Ended June 30, 2008, 2007 and 2006

In thousands

	Year Ended June 30,			2007-2008	2006-2007
	2008	2007	2006	% Change	% Change
Revenue	$400,657	$255,933	$152,149	57%	68%
Cost of revenue	$154,122	$ 89,971	$ 49,858	71%	80%
% of revenue	*38.5%*	*35.2%*	*32.8%*		

The $144.7 million, or 57%, increase in revenue from fiscal 2007 to fiscal 2008 was primarily attributable to increases in sales of our small business marketing products. The overall growth during this period was driven by increases in website sessions, conversion rates and a positive impact from new product and service offerings. In addition our revenue was positively impacted by 5.7% resulting from a weaker U.S. dollar as compared to the prior fiscal year. During this period, our website sessions grew by 47% to 193.0 million, conversion rates grew by 7% to 5.9% and our average order value remained constant at approximately $33. As our total customer base has grown, we also have continued to experience growth in purchases from existing customers. Revenue from repeat customers increased from 63% of total revenue in fiscal 2007 to 64% of total revenue in fiscal 2008. Revenue from our non-United States websites accounted for 38% of total revenues for fiscal 2008 as compared to 32% of total revenue during fiscal 2007.

The $103.8 million, or 68%, increase in revenue from fiscal 2006 to fiscal 2007 was primarily attributable to increases in sales of our small business marketing products. The overall growth during this period was driven by increases in website sessions, conversion rates and the average order value of shipments. During this period, our website sessions grew by 30% to 131.1 million, conversion rates grew by 17% to 5.5% and our average order value grew by 8% to $33. As our total customer base has grown, we also have continued to experience growth in purchases from existing customers. Revenue from repeat customers increased from 62% of total revenue in fiscal 2006 to 63% of total revenue in fiscal 2007. Revenue from our non-United States websites accounted for 32% of total revenues for fiscal 2007 as compared to 29% of total revenue during fiscal 2007.

The increase in cost of revenue from fiscal 2007 to fiscal 2008 was primarily attributable to the production costs associated with increased volume of shipments of products during this period. The increase in the cost of revenue as a percentage of total revenue for fiscal 2008 compared to fiscal 2007 was primarily driven by a shift in our overall product mix, which includes the impact of postage from our mailing services offering which has a higher cost of revenue than the majority of our product and service offerings and a decline in referral fees as a percent of total revenue. The increase in cost of revenue as a percentage of revenue was also driven by a strong Canadian dollar which negatively impacted the raw material and labor costs of our Canadian production operations.

The increase in cost of revenue from fiscal 2006 to fiscal 2007 was primarily attributable to the production costs associated with increased volume of shipments of products during this period. The increase in the cost of revenue as a percentage of total revenue for fiscal 2007 compared to fiscal 2006 was primarily driven by a shift in our overall product mix and higher equipment depreciation and production labor costs which are the result of our continuing efforts to expand the capacity at our manufacturing facilities in order to meet the increased demand for our products. During the second half of fiscal 2007, we incurred approximately $1.0 million of consulting costs relating to projects targeting further process improvements and efficiencies within the global manufacturing operations. Additionally, during the second half of fiscal 2007, we identified certain production equipment in our Ontario facility that would no longer be used, and thus were deemed impaired. As a result, we recorded an impairment charge of $0.9 million to write the assets down to their estimated fair value.

In thousands

	Year Ended June 30,			2007-2008	2006-2007
	2008	2007	2006	% Change	% Change
Technology and development expense	$ 44,828	$27,176	$15,628	65%	74%
% of revenue	*11.2%*	*10.6%*	*10.3%*		
Marketing and selling expense	$127,975	$87,887	$51,174	46%	72%
% of revenue	*31.9%*	*34.3%*	*33.6%*		
General and administrative expense	$ 32,572	$23,694	$16,624	37%	43%
% of revenue	*8.1%*	*9.3%*	*10.9%*		

The increase in our technology and development expenses of $17.7 million for fiscal 2008 as compared to fiscal 2007 was primarily due to increased payroll and benefit costs of $10.3 million and increased share-based compensation costs of $1.9 million associated with increased employee hiring in our technology development and information technology support organizations. At June 30, 2008, we employed 239 employees in these organizations compared to 175 employees at June 30, 2007. The increase in headcount has resulted in an increase in allocated overhead of $1.3 million compared to fiscal 2007. Allocated overhead consists primarily of facility-related expenses. In addition, to support our continued revenue growth during this period, we continued to invest in our website infrastructure, which resulted in increased depreciation and hosting service expenses of $2.6 million for fiscal 2008 as compared to fiscal 2007.

The increase in our technology and development expenses of $11.5 million for fiscal 2007 as compared to fiscal 2006 was primarily due to increased payroll and benefit costs of $7.8 million and increased share-based compensation costs of $1.6 million associated with increased employee hiring in our technology development and information technology support organizations. At June 30, 2007, we employed 175 employees in these organizations compared to 111 employees at June 30, 2006. In addition, to support our revenue growth during this period, we continued to invest in our website infrastructure, which resulted in increased depreciation and hosting service expenses of $1.8 million for fiscal 2007 as compared to fiscal 2006.

The increase in our marketing and selling expenses of $40.1 million for fiscal 2008 as compared to fiscal 2007 was driven primarily by increases of $24.0 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base, increases in payroll and benefits related costs of $7.7 million, and increased share-based compensation costs of $0.5 million. During this period, we continued to expand our marketing organization and our design, sales and customer support operations. At June 30, 2008, we employed 594 employees in these organizations compared to 422 employees at June 30, 2007. The increase in headcount has resulted in an increase in allocated overhead of $1.8 million compared to fiscal 2007. Allocated overhead consists primarily of facility-related expenses. In addition, payment processing fees paid to third-parties increased by $3.8 million during this period due to increased order volumes.

The increase in our marketing and selling expenses of $36.7 million for fiscal 2007 as compared to fiscal 2006 was driven primarily by increases of $22.2 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base, increases in payroll and benefits related costs of $5.9 million, and increased share-based compensation costs of $3.0 million. The share-based compensation costs include a charge of $1.4 million related to the modification of the vesting of options that was incurred related to a departing employee. During this period, we continued to expand our marketing organization and our design, sales and service operations. At June 30, 2007, we employed 422 employees in these organizations compared to 343 employees at June 30, 2006. In addition, payment processing fees paid to third-parties increased by $2.2 million during this period due to increased order volumes.

The increase in our general and administrative expenses of $8.9 million for fiscal 2008 as compared to fiscal 2007 was primarily due to increased payroll and benefit costs of $5.8 million and increased share-based compensation costs of $3.2 million resulting from the continued growth of our finance and human resource organizations, partially offset by decreases in third party professional fees of $1.0 million. The third party professional fees include accounting, legal, recruiting, insurance and organizational consulting service fees. At June 30, 2008, we employed 132 employees in these organizations compared to 91 employees at June 30, 2007.

The increase in our general and administrative expenses of $7.1 million for fiscal 2007 as compared to fiscal 2006 was primarily due to increased payroll and benefit costs of $3.6 million resulting from the continued growth of our finance and human resource organizations, as well as increases in third party professional fees of $3.2 million. The third party professional fees include accounting, legal, recruiting (which increased $1.4 million from fiscal 2006), insurance and organizational consulting service fees. Share-based compensation costs decreased by $1.0 million during fiscal 2007 as compared to fiscal 2006. Fiscal 2006 included a charge of $3.2 million related to the modification of the vesting of options as the result of a transition agreement entered into with our then Chief Financial Officer. At June 30, 2007, we employed 91 employees in these organizations compared to 52 employees at June 30, 2006.

Interest income

Interest income decreased by $0.5 million during fiscal 2008 to $4.2 million as compared to $4.7 million in fiscal 2007. The decrease was primarily due to lower interest rate yields on our investments.

Interest income increased by $1.8 million during fiscal 2007 to $4.7 million as compared to $2.9 million in fiscal 2006. The increase was primarily due to increased levels of invested cash and marketable securities and higher interest rate yields on our investments.

Other income, net

Other income, net changed to $427,000 of income for fiscal 2008 as compared to $45,000 of expense for fiscal 2007. Other income (expense), net changed from $45,000 of expense for fiscal 2007 as compared to $494,000 of expense for fiscal 2006. The changes each year were driven by foreign currency exchange gains and losses realized during each period.

Interest expense

Interest expense decreased by $0.1 million during fiscal 2008 to $1.7 million as compared to $1.8 million in fiscal 2007. The decrease in fiscal 2008 compared to the same period in 2007 was due to a decrease in the outstanding principal on our bank loans during the period. Interest expense increased by $0.5 million during fiscal 2007 to $1.8 million as compared to $1.3 million in fiscal 2006. The increase in fiscal 2007 was due to bank loan obligations that were used to finance, in part, the construction of our Dutch and Canadian production facilities and various print production equipment purchases we made during the period.

Income tax provision

In thousands

	Year Ended June 30,		
	2008	2007	2006
Income taxes:			
Income tax provision	$4,261	$2,880	$783
Effective tax rate	*9.7%*	*9.6%*	*3.9%*

For the fiscal year ended June 30, 2008, our tax expense, which is calculated on a jurisdiction by jurisdiction basis, primarily consisted of tax provisions for our subsidiaries in the United States, the Netherlands, Spain, Canada and Switzerland. The taxable income for the United States, Dutch, Spanish Canadian and Swiss entities is a function of their level of costs incurred and charged to VistaPrint Limited under service agreements, which we also refer to as transfer pricing agreements. The resulting tax liability is incurred regardless of whether the consolidated group is profitable.

In April 2006, the United States Internal Revenue Service completed its audit of our United States subsidiary, VistaPrint USA, Incorporated, for the fiscal year ending June 30, 2003. We had established tax reserves in excess of the ultimate settled amounts and as a result of the settlement we reversed $0.2 million of excess income tax reserves during March 2006. In addition, in May 2006, we reversed excess income tax reserves of $0.7 million related to the expiration of a tax audit statute of limitations relating to a prior fiscal year. These reversals were accounted for as discrete events and resulted in an income tax benefit of $0.9 million. As a result of these reversals our effective tax rate for the fiscal year ended June 30, 2006 was 3.9%.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data:

	Year Ended June 30,		
	2008	2007	2006
	(in thousands)		
Capital expenditures	$(62,740)	$(62,845)	$(24,929)
Development of software and website	(5,696)	(4,189)	(2,656)
Depreciation and amortization	25,193	14,874	7,786
Cash flows from operating activities	87,731	54,240	34,637
Cash flows used in investing activities	(58,056)	(62,177)	(71,410)
Cash flows from financing activities	2,980	12,716	74,851

At June 30, 2008, we had $129.7 million of cash, cash equivalents and marketable securities. Cash equivalents and marketable securities are comprised of commercial paper investment-grade corporate bonds, certificates of deposit, U.S. government agency issues and municipal auction rate securities. Historically, we have financed our operations through internally generated cash flows from operations, sales of common and preferred shares and the use of bank loans. We believe that our available cash and cash flows generated from operations will be sufficient to satisfy our working capital, long-term debt and capital expenditure requirements for the foreseeable future.

As of June 30, 2008, approximately $2.5 million, of our short term investments were invested in auction rate securities as compared to $16.9 million at June 30, 2007. These auction rate securities are collateralized by portfolios of AAA and Aaa American municipal and federally insured obligations. During fiscal year 2008, certain auctions relating to our holdings failed resulting in our continuing to hold these securities and the issuers paying the maximum rate which has been reset due to the failure of the auction. The high reset rates have caused a portion of our holdings to be called by issuers during the year. We believe the reset rates have provided sufficient incentive to security issuers to address this lack of liquidity in the near term. We have the intent and the ability to hold these investments until the anticipated recovery period which we believe will be less than twelve months. We will continue to monitor and evaluate these investments on a quarterly basis for impairment or the need to reclassify as long-term investments. Subsequent to June 30, 2008, the Company sold $1.8 million of its auction rate securities in the Company's marketable securities portfolio at par.

Operating Activities. Cash provided by operating activities primarily consists of net income adjusted for certain non-cash items including depreciation and amortization, loss on disposal of equipment, impairment loss on equipment, share-based compensation costs, deferred taxes, tax benefits derived from share-based compensation awards and the effect of changes in working capital and other activities. Cash provided by operating activities in fiscal 2008 was $87.7 million and consisted of net income of $39.8 million, positive adjustments for non-cash items of $36.7 million and $11.2 million provided by working capital and other activities. Adjustments for non-cash items included $25.2 million of depreciation and amortization expense on property and equipment and software and website development costs, $14.8 million of share-based compensation expense, $2.0 million of deferred taxes, and $1.3 million of tax benefits derived from share base compensation. Working capital and other activities primarily consisted of an increase of $13.5 million in accrued expenses and other liabilities and an increase of $2.4 million in accounts payable. This was partially offset by an increase of $2.2 million in prepaid expenses and other assets, an increase of $1.3 million in accounts receivable and an increase of $1.3 million in inventory.

Cash provided by operating activities in fiscal 2007 was $54.2 million and consisted of net income of $27.1 million, positive adjustments for non-cash items of $26.3 million and $0.8 million provided by working capital and other activities. Adjustments for non-cash items included $14.9 million of depreciation and amortization expense on property and equipment and software and website development costs, a loss on the disposal of equipment of $0.4 million, an impairment loss on equipment of $0.9 million, $8.8 million of share-based compensation expense and $1.3 million of deferred taxes. Working capital and other activities primarily consisted of an increase of $7.0 million in accrued expenses and other liabilities. This was partially offset by an increase of $3.2 million in prepaid expenses and other assets and an increase of $3.1 million in accounts receivable.

Investing Activities. Cash used in investing activities in fiscal 2008 of $58.1 million was attributable primarily to capital expenditures of $62.7 million, net sales of marketable securities of $11.6 million, and capitalized software and website development costs of $5.7 million. Capital expenditures of $23.8 million were related to the purchase of production equipment for our Canadian and Dutch production facilities, $22.0 million were related to construction and land acquisition costs at our printing facilities and $16.9 million were related to purchases of information technology and facility related assets.

Cash used in investing activities in fiscal 2007 of $62.2 million was attributable primarily to capital expenditures of $62.8 million, net sales of marketable securities of $4.6 million, and capitalized software and website development costs of $4.2 million. Capital expenditures of $35.5 million were related to the purchase of production equipment for our Canadian and Dutch production facilities, $15.9 million were related to construction and land acquisition costs at our production facilities and $11.6 million were related to purchases of information technology and facility related assets.

Financing Activities. Cash provided by financing activities in fiscal 2008 of $3.0 million was primarily attributable to the issuance of common shares pursuant to share option exercises of $8.3 million and $1.3 million of tax benefits derived from share based compensation, offset by net payments in connection with our equipment loan facilities of $3.3 million associated with the purchase of production assets for our Canadian and Dutch printing facilities and the use of $3.4 million to pay minimum withholding taxes related to the vesting of restricted share units ("RSUs") granted and common shares withheld under equity incentive plans.

Cash provided by financing activities in fiscal 2007 of $12.7 million was primarily attributable to the issuance of common shares pursuant to share option exercises of $13.7 million, offset by net payments in connection with our equipment loan facilities of $1.0 million associated with the purchase of production assets for our Canadian and Dutch facilities.

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

Contractual obligations at June 30, 2008 are as follows:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)				
Long-term Debt Obligations (1)	$22,811	$3,304	$14,278	$ 788	$ 4,441
Operating Lease Obligations	52,824	5,576	11,804	11,954	23,490
Total (2)	$75,635	$8,880	$26,082	$12,742	$27,931

(1) Long-term debt obligations exclude amounts payable for interest.
(2) We may be required to make cash outlays related to our unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $0.9 million as of June 30, 2008 have been excluded from the contractual obligations table above. For further information on unrecognized tax benefits, see Note 10 to the consolidated financial statements included in this Report.

Long-Term Debt. In November 2003, VistaPrint B.V., our Dutch subsidiary, entered into a 5.0 million euro revolving credit agreement with ABN AMRO Bank N.V., a Netherlands based bank. The borrowings were used to finance the construction of our printing facility located in Venlo, the Netherlands. The loan is secured by a mortgage on the land and building and is payable in quarterly installments of 62,500 euros ($98,700 at June 30, 2008), beginning on October 1, 2004 and continuing through 2024. Prior to April 1, 2006, interest on the loan accrued at a rate equal to a EURIBOR rate plus 1.15%. On April 1, 2006, we elected a fixed rate option and the interest rate was fixed at 5.20% through April 1, 2016, at which time the rate will be reset. At June 30, 2008, there was $6.4 million outstanding under this credit agreement.

In November 2004, VistaPrint B.V. amended the existing credit agreement with ABN AMRO to include an additional 1.2 million euro loan. The borrowings were used to finance a new printing press for the Venlo printing facility. The loan is secured by the printing press and is payable in quarterly installments of 50,000 euros ($78,900 at June 30, 2008), beginning on April 1, 2005 and continuing through 2011. Prior to April 1, 2006, interest on the loan accrued at a EURIBOR rate plus 1.40%. On April 1, 2006, we elected a fixed rate option and the interest rate was fixed at 5.10% over the remaining term of the loan. At June 30, 2008, there was $0.9 million outstanding under this amendment to the credit agreement.

The credit agreement with ABN AMRO requires us to cause VistaPrint B.V. to maintain tangible net worth at a minimum of 30% of VistaPrint B.V.'s adjusted balance sheet and restricts VistaPrint B.V.'s ability to incur additional indebtedness. VistaPrint B.V. was in compliance with all loan covenants at June 30, 2008. There are no restrictions in the credit agreement on VistaPrint B.V.'s ability to pay dividends.

In November 2004, VistaPrint North American Services Corp., our Canadian production subsidiary, entered into an $11.0 million credit facility with Comerica Bank—Canada. The borrowings were used to finance new printing equipment purchases and the construction of a printing facility located in Windsor, Ontario, Canada. The loan is secured by guarantees from VistaPrint Limited and two of our subsidiaries and is payable in monthly installments beginning November 1, 2005 and continuing through 2009, plus interest. Interest on the equipment loan was based, at our election at the beginning of the applicable period, on a LIBOR rate plus 2.75% or Comerica's prime rate. Interest on the construction loan was based, at our election at the beginning of the applicable period, on a LIBOR rate plus 1.75% or Comerica's prime rate less 1.00%. On December 1, 2005, the interest rates for the equipment term loan and the construction loan were fixed at 6.47% and 6.37%, respectively, over the remaining terms of the loan. At June 30, 2008, there was $7.6 million outstanding under this credit facility.

In December 2005, VistaPrint North American Services Corp. amended its existing credit agreement with Comerica Bank to include an additional $10.0 million equipment term loan. The borrowings have been and will be used to finance new printing equipment purchases for the Windsor printing facility. The loan is secured by guarantees from VistaPrint Limited and two of our subsidiaries and is payable in monthly installments, plus interest, beginning on December 1, 2006 and continuing through 2010. Interest on the loan was based, at our election at the beginning of the applicable period, on a LIBOR rate plus 3.00%, or Comerica's prime rate plus 0.5%, or a fixed rate option. As of June 30, 2008, the interest rates on the various borrowings to date under this term loan had been fixed over the remaining term of the loan at rates ranging from 7.82% to 8.50%. At June 30, 2008, the Company had $7.9 million outstanding under this term loan.

The credit agreement with Comerica Bank includes covenants that require us to, under certain circumstances, maintain a consolidated ratio of funded debt to cash flow at a maximum of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00 unless we maintain at least $30.0 million in unrestricted cash and cash equivalents. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid. As of June 30, 2008, the minimum debt service coverage covenant did not apply because we maintained at least $30.0 million in unrestricted cash and cash equivalents. We and VistaPrint North American Services Corp. were in compliance with all loan covenants at June 30, 2008.

Operating Leases. We rent office space under operating leases expiring on various dates through 2017. We recognize rent expense on our operating leases that include free rent periods and scheduled rent payments on a straight-line basis from the commencement of the lease.

In October 2006, VistaPrint USA, Incorporated, entered into an operating lease for approximately 202,000 square feet of office space in Lexington, Massachusetts. The lease term for this space commenced on April 27, 2007 and expires on April 26, 2017. Future rental payments required under the lease are an aggregate of approximately $50 million. The lease requires a security deposit in the form of a letter of credit in the amount of $1.1 million.

In December 2006, our Spanish subsidiary, VistaPrint España S.L., entered into an operating lease for approximately 19,000 square feet of office space in Barcelona, Spain. The lease term for this space commenced on January 1, 2007 and expires on December 31, 2011. Future minimum rental payments required under the lease are an aggregate of approximately 1.3 million euros ($2.1 million at June 30, 2008). The lease requires a security deposit in the form of a bank guarantee in the amount of 126,225 euros ($199,300 at June 30, 2008).

In November 2007, VistaPrint Schweiz, GmbH, our Swiss subsidiary, entered into an operating lease for approximately 12,000 square feet of office space in Winterthur, Switzerland. The lease term for this space commenced on November 1, 2007 and expires on February 28, 2013. Future minimum rental payments under the lease are an aggregate of approximately 1.0 million Swiss francs ($1.0 million at June 30, 2008). The lease requires a security deposit in the form of a bank guarantee in the amount of 132,000 Swiss francs ($130,000 at June 30, 2008).

Purchase Commitments. At June 30, 2008, we had unrecorded commitments under contracts to expand our printing facility in Windsor and to purchase print production equipment at the Windsor and Venlo printing facilities of approximately $21.9 million compared to approximately $14.9 million at June 30, 2007.

On August 12, 2008, we announced that our Board of Directors had authorized our repurchase of up to an aggregate of $50.0 million of our common shares from time to time on the open market. The timing and amount of any shares repurchased will be determined by our management based on its evaluation of market conditions and other factors. The share repurchase authorization expires on February 8, 2010, but may be suspended or discontinued by us at any time.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. Our exposure to interest rate risk relates primarily to our cash and cash equivalents and short term investments. At June 30, 2008, we had unrestricted cash and cash equivalents totaling $103.1 million and short-term marketable securities totaling $26.6 million. These amounts were invested primarily in money market funds commercial paper, investment-grade corporate bonds, certificates of deposit, U.S. government agency issues and municipal auction rate securities, and are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We considered the historical volatility of short term interest rates and determined that it was reasonably possible that an adverse change of 100 basis points could be experienced in the near term. A hypothetical 1% (100 basis-point) increase in interest rates would have resulted in an immaterial decrease in the fair values of our marketable securities at June 30, 2008.

Foreign Currency Risk. As we conduct business in multiple international currencies through our worldwide operations, we are affected by fluctuations in foreign exchange rates of such currencies. Fluctuations in exchange rates can positively or negatively affect our revenue and profits. The majority of our products sold outside North America are manufactured by our Dutch subsidiary, which has the euro as its functional currency. Our Spanish subsidiary, which operates a marketing office and European headquarters in Barcelona, Spain, also has the euro as its functional currency. Our Swiss subsidiary, which operates a technology development facility in Winterthur, Switzerland, has the Swiss franc as its functional currency. Our Dutch, Spanish and Swiss subsidiaries translate their assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of accumulated other comprehensive income on the balance sheet. All other subsidiaries have the U.S. dollar as the functional currency and transaction gains and losses and remeasurement of assets and liabilities denominated in currencies other than the U.S. dollar are included in other income (expense), net on the statement of income. In addition, our subsidiaries have intercompany accounts that are eliminated in consolidation, but that expose us to fluctuations in foreign currency exchange rates. Exchange rate fluctuations on short-term intercompany accounts are also reported in other income (expense), net on the statement of income. We had net foreign currency transaction gains (losses) included in other income that were not material in fiscal 2008, 2007, and 2006. We are not currently party to any derivative financial instruments as hedges against currency fluctuations.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that an increase or decrease in exchange rates of 10% for all currencies could be experienced in the near term. These reasonably possible changes in exchange rates of 10% were applied to total net monetary assets denominated in currencies other than the local currencies at the balance sheet dates to compute the impact these changes would have had on our income before taxes in the near term. A hypothetical decrease in exchange rates of 10%, or strengthening of the United States dollar, would have resulted in a decrease of $0.9 million on our income before taxes for fiscal 2008. A similar decrease in exchange rates of 10%, or strengthening of the United States dollar, would have resulted in a decrease of $1.2 million on our income before taxes for fiscal 2007.

Our Dutch subsidiary maintains a credit facility with ABN AMRO Bank N.V. pursuant to which it has borrowings of 7.3 million euros. At June 30, 2008, we had short-term borrowings related to current portion of long-term debt denominated in euros. The carrying value of these short-term borrowings approximates fair value due to their short period to maturity. Assuming a hypothetical 10% increase or decrease in the euro to United States dollar period end exchange rate, the impact to the fair value of these short-term borrowings would be immaterial. The potential increase or decrease in fair value was estimated by calculating the fair value of the short-term borrowings at June 30, 2008 and comparing that with the fair value using the hypothetical period end exchange rate.

Item 8. ***Financial Statements and Supplementary Data***

VISTAPRINT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
VistaPrint Limited

We have audited the accompanying consolidated balance sheets of VistaPrint Limited (the Company) as of June 30, 2008 and 2007, and the related consolidated statements of income, redeemable convertible preferred shares and shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VistaPrint Limited at June 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VistaPrint Limited's internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 21, 2008 expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2007, the Company adopted Emerging Issues Task Force Issue No. 06-02, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences.*

/s/ Ernst & Young LLP

Boston, Massachusetts
August 21, 2008

VISTAPRINT LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	June 30, 2008	June 30, 2007
Assets		
Current assets:		
Cash and cash equivalents	$103,145	$ 69,464
Marketable securities	26,598	38,578
Accounts receivable, net of allowances of $213 and $148 at June 30, 2008 and 2007, respectively	6,105	4,647
Inventory	2,548	1,144
Prepaid expenses and other current assets	5,678	4,962
Total current assets	144,074	118,795
Property, plant and equipment, net	154,520	106,192
Software and web site development costs, net	5,380	3,841
Deferred tax assets	2,956	—
Other assets	9,022	6,025
Total assets	$315,952	$234,853
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 8,486	$ 9,445
Accrued expenses	35,655	22,403
Deferred revenue	1,893	746
Current portion of long-term debt	3,304	3,202
Total current liabilities	49,338	35,796
Deferred tax liabilities	2,656	1,225
Other liabilities	1,946	—
Long-term debt	19,507	21,772
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Common shares, par value $0.001 per share, 500,000,000 shares authorized; 44,279,248 and 43,472,317 shares issued and outstanding at June 30, 2008 and 2007, respectively	44	43
Additional paid-in capital	191,271	170,029
Retained earnings	43,098	4,066
Accumulated other comprehensive income	8,092	1,922
Total shareholders' equity	242,505	176,060
Total liabilities and shareholders' equity	$315,952	$234,853

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)

	Year Ended June 30,		
	2008	2007	2006
Revenue	$ 400,657	$ 255,933	$ 152,149
Cost of revenue (1)	154,122	89,971	49,858
Technology and development expense (1)	44,828	27,176	15,628
Marketing and selling expense (1)	127,975	87,887	51,174
General and administrative expense (1)	32,572	23,694	16,624
Income from operations	41,160	27,205	18,865
Interest income	4,160	4,691	2,903
Other income (expense), net	427	(45)	(494)
Interest expense	1,655	1,828	1,256
Income before income taxes	44,092	30,023	20,018
Income tax provision	4,261	2,880	783
Net income	$ 39,831	$ 27,143	$ 19,235
Basic net income per share	$ 0.91	$ 0.64	$ 0.51
Diluted net income per share	$ 0.87	$ 0.60	$ 0.45
Weighted average common shares outstanding—basic	43,913,119	42,445,991	33,147,287
Weighted average common shares outstanding—diluted	46,016,364	45,364,257	42,624,689

(1) Share-based compensation is allocated as follows:

	Year Ended June 30,		
	2008	2007	2006
Cost of revenue	$ 755	$ 427	$ 79
Technology and development expense	4,108	2,184	596
Marketing and selling expense	3,722	3,176	159
General and administrative expense	6,162	2,978	4,016
	$ 14,747	$ 8,765	$ 4,850

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
(in thousands)

	Series A Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Common Shares		Additional Paid-in capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity (Deficit)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount				
Balance at June 30, 2005	9,846	$ 13,556	12,874	$ 57,880	11,375	$11	$ 2,679	$(41,017)	$ 258	$ (38,069)
Issuance of common shares due to share option exercises					1,905	2	6,642			6,644
Accretion of preferred shares		32		1,263				(1,295)		(1,295)
Conversion of preferred shares into common shares	(9,846)	(13,588)	(12,874)	(59,143)	22,721	23	72,708			72,731
Initial public offering, net of offering costs					5,500	6	59,475			59,481
Share-based compensation expense							4,850			4,850
Comprehensive income:										
Net income								19,235		19,235
Currency translation									459	459
Unrealized loss on marketable securities									(52)	(52)
Total comprehensive income										19,642
Balance at June 30, 2006	—	$ —	—	$ —	41,501	$42	146,354	$(23,077)	665	$123,984
Issuance of common shares due to share option exercises					1,971	1	13,706			13,707
Reversal of estimated accrued offering costs from initial public offering							279			279
Tax benefits of employee share transactions							685			685
Share-based compensation expense							9,005			9,005
Comprehensive income:										
Net income								27,143		27,143
Currency translation									1,218	1,218
Unrealized gain on marketable securities									39	39
Total comprehensive income										28,400
Balance at June 30, 2007	—	$ —	—	$ —	43,472	$43	$170,029	$ 4,066	$1,922	$176,060

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (CONTINUED)
(in thousands)

	Series A Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Common Shares		Additional Paid-in capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount				
Balance at June 30, 2007	—	$—	—	$—	43,472	$43	$170,029	$ 4,066	$1,922	$176,060
Cumulative effect adjustment for accrued sabbatical								(799)		(799)
Issuance of common shares due to share option exercises					628	1	8,320			8,321
RSUs awarded, net of shares withheld for taxes					179		(3,391)			(3,391)
Tax benefits of employee share transactions							1,301			1,301
Share-based compensation expense							15,012			15,012
Comprehensive income:										
Net income								39,831		39,831
Currency translation									6,209	6,209
Unrealized loss on marketable securities									(39)	(39)
Total comprehensive income										46,001
Balance at June 30, 2008	—	$—	—	$—	44,279	$44	$191,271	$43,098	$8,092	$242,505

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2008	2007	2006
Operating activities			
Net income	$ 39,831	$ 27,143	$ 19,235
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	25,193	14,874	7,786
Loss on disposal of equipment	71	474	—
Impairment loss on equipment	62	876	—
Share-based compensation expense	14,747	8,765	4,850
Deferred taxes	(2,029)	1,290	218
Tax benefits derived from share-based compensation awards	(1,301)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(1,257)	(3,124)	(273)
Inventory	(1,309)	298	(1,030)
Prepaid expenses and other assets	(2,173)	(3,177)	(2,033)
Accounts payable	2,439	(240)	1,649
Accrued expenses and other liabilities	13,457	7,061	4,235
Net cash provided by operating activities	87,731	54,240	34,637
Investing activities			
Purchase of property, plant and equipment, net	(62,740)	(62,845)	(24,929)
Proceeds from sale of equipment	—	256	—
Purchase of marketable securities	(49,487)	(52,399)	(75,705)
Sales of marketable securities	61,117	57,000	31,880
Purchase of intangible assets	(1,250)	—	—
Capitalization of software and website development costs	(5,696)	(4,189)	(2,656)
Net cash used in investing activities	(58,056)	(62,177)	(71,410)
Financing activities			
Proceeds from issuance of long-term debt	—	1,630	9,600
Repayments of long-term debt	(3,251)	(2,620)	(1,386)
Payment of withholding taxes in connection with settlement of RSUs	(3,391)	—	—
Tax benefits derived from share-based compensation awards	1,301	—	—
Payment of deferred offering costs	—	—	(1,387)
Net proceeds from public offering	—	—	61,380
Proceeds from issuance of common shares	8,321	13,706	6,644
Net cash provided by financing activities	2,980	12,716	74,851
Effect of exchange rate changes on cash	1,026	32	173
Net increase in cash and cash equivalents	33,681	4,811	38,251
Cash and cash equivalents at beginning of period	69,464	64,653	26,402
Cash and cash equivalents at end of period	$103,145	$ 69,464	$ 64,653

See accompanying notes.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended June 30, 2008, 2007 and 2006
(in thousands, except share and per share data)

1. Description of the Business

VistaPrint Limited, a Bermuda company (the "Company"), offers small businesses the ability to market their business with a broad range of brand identity and promotional products, marketing services and electronic solutions. Through the use of proprietary Internet-based graphic design software, localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, the Company offers a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. The Company focuses on serving the marketing, graphic design and printing needs of the small business market, generally businesses or organizations with fewer than 10 employees. The Company also provides graphic design services and printed products to the consumer market.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Periodically, the Company evaluates its estimates, including those related to the accounts receivable and sales returns allowance, useful lives of property and equipment, and income taxes and litigation and contingencies, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable at the time they are made, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with an original maturity (at the date of purchase) of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents consist principally of money market funds and commercial paper with original maturities of three months or less at the date of purchase. Marketable securities consist primarily of investment-grade corporate bonds, U.S. government agency issues and municipal auction rate securities.

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities at June 30, 2008 and 2007 are classified as "available-for-sale." Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of accumulated other comprehensive income in shareholders' equity in the accompanying balance sheets. The cost of debt securities that are deemed available-for-sale securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income in the accompanying consolidated statements of income. There were no realized gains and losses or declines in value judged to be other-than-temporary on available-for-sale securities and other investments that are included in interest income for the years ended June 30, 2008, 2007 and 2006 in the accompanying consolidated statements of income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income in the accompanying consolidated statements of income.

As of June 30, 2008, approximately $2.5 million of the Company's short term investments were invested in auction rate securities as compared to $16.9 million at June 30, 2007. These auction rate securities are collateralized by portfolios of AAA and Aaa American municipal and federally insured obligations. During fiscal year 2008, certain auctions relating to the Company's holdings failed resulting in the Company continuing to hold these securities and the issuers paying the maximum rate which has been reset due to the failure of the auction. The high reset rates have caused a portion of the Company's holdings to be called by issuers during the year. The Company believes the reset rates have provided sufficient incentive to security issuers to address this lack of liquidity in the near term. The Company has the intent and the ability to hold these investments until the anticipated recovery period which it believes will be less than twelve months. The Company will continue to monitor and evaluate these investments on a quarterly basis for impairment or the need to reclassify as long-term investments. Subsequent to June 30, 2008 the Company sold $1.8 million of its auction rate securities in the Company's marketable securities portfolio at par.

Cash, cash equivalents and marketable securities consist of the following (in thousands):

	June 30,	
	2008	2007
Cash and cash equivalents	$103,145	$ 69,464
Marketable securities:		
Asset-backed securities	—	603
Commercial paper	1,497	—
Corporate bonds	11,917	12,429
Certificates of deposit	893	3,700
U.S. government agency issues	9,756	4,946
Municipal auction rate securities	2,535	16,900
Total marketable securities	26,598	38,578
Total cash, cash equivalents and marketable securities	$129,743	$108,042

We have not experienced any realized gains or losses on our investments in the periods presented. Net unrealized losses at June 30, 2008 and 2007 were $52 and $13, respectively. As of June 30, 2008, the contractual maturities for all of the Company's available-for-sale securities, with the exception of auction rate securities, are one year or less.

The following table summarizes unrealized gains and losses related to our investments in cash equivalents and marketable securities at June 30, 2008 (in thousands):

	Book Value	Gross Unrealized Losses	Fair Value
Cash and cash equivalents	$103,145	—	$103,145
Marketable securities:			
Commercial paper	1,497	—	1,497
Corporate bonds	11,923	(6)	11,917
Certificates of deposit	896	(3)	893
U.S. Government Agency Issues	9,759	(3)	9,756
Municipal auction rate securities	2,575	(40)	2,535
Total marketable securities	26,650	(52)	26,598
Total	$129,795	(52)	$129,743

The following table summarizes unrealized gains and losses related to our investments in cash equivalents and marketable securities at June 30, 2007 (in thousands):

	Book Value	Gross Unrealized Gains/ (Losses)	Fair Value
Cash and cash equivalents	$ 69,464	—	$ 69,464
Marketable securities:			
Asset-backed securities	603	—	603
Corporate Bonds	12,440	(11)	12,429
Certificates of Deposit	3,702	(2)	3,700
U.S. Government Agency Issues	4,946	—	4,946
Municipal auction rate securities	16,900	—	16,900
Total marketable securities	38,591	(13)	38,578
Total	$108,055	(13)	$108,042

Fair Value of Financial Instruments

Carrying amounts of financial instruments held by the Company, which include cash equivalents, marketable securities, accounts receivable, accounts payable, debt and accrued expenses approximate fair value due to the short period of time to maturity of those instruments.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash and cash equivalents, marketable securities and accounts receivable. The risk with respect to cash and cash equivalents and marketable securities is reduced by the Company's policy of investing in financial instruments (i.e., cash equivalents) with short-term maturities issued by highly rated financial

(in thousands, except share and per share data)

institutions. The risk with respect to accounts receivables is reduced by the Company's policy of monitoring the creditworthiness of its customers to which it grants credit terms in the normal course of business. One customer accounted for 28% of the Company's total accounts receivable at June 30, 2008, and one customer accounted for 42% of the Company's total accounts receivable at June 30, 2007.

The Company maintains an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses in the aggregate have not exceeded the Company's expectations.

Inventories

Inventories consist primarily of raw materials and are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less allowance for depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are charged to expense as incurred. Interest on borrowings is capitalized during the active construction period of major capital projects. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Upon sale or disposition of an asset, the cost and related accumulated depreciation are removed from the accounts. Depreciation of plant and equipment has been provided using the straight-line method over the estimated useful lives of the assets as follows:

Building and building improvements	10 – 30 years
Land improvements	10 years
Machinery and print production equipment	4 – 10 years
Computer software and equipment	3 years
Furniture, fixtures and office equipment	5 – 7 years
Leasehold improvements	Shorter of lease term or remaining life of the asset

Software and Web Site Development Costs

The Company capitalizes eligible costs associated with software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force ("EITF") 00-2, Accounting for Web Site Development Costs. Costs associated with the development of software for internal-use are capitalized if the software is expected to have a useful life beyond one year and amortized over the software's useful life, which is approximately two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred. Total software development costs capitalized in the years ended June 30, 2008, 2007 and 2006 were $5,696, $4,189 and $2,656, respectively. Costs associated with the acquisition of content images used in the Company's graphic design process that have useful lives greater than one year, such as digital images and artwork, are capitalized and amortized over their useful lives, which approximate two years.

(in thousands, except share and per share data)

Amortization expense in connection with the development of software for internal use in the years ended June 30, 2008, 2007 and 2006 was $4,118, $2,698 and $2,038, respectively, resulting in accumulated amortization of $7,041 and $4,501 at June 30, 2008 and 2007, respectively.

The Company performs a periodic review of the recoverability of capitalized software costs in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment of Long-Lived Assets. The Company recorded impairment charges of $39, $67 and $117 for the years ended June 30, 2008, 2007 and 2006, respectively. The amortization of capitalized software costs and any impairment charges is included in technology and development expense in the accompanying consolidated statements of income.

Revenue Recognition

Customer orders are received via the Company's websites and are primarily paid for using credit cards, and also through direct bank debit, wire transfers and other payment methods. The Company recognizes revenue arising from sales of products when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped and title and risk of loss transfers to the customer, the net sales price is fixed or determinable and collectibility is reasonably assured. The Company offers discounts to its customers through various advertising campaigns which often contain sales offers that include discounts on the Company's list prices. These discounts are recognized as a reduction of revenue in the Company's consolidated statement of income at the time revenue is recognized. The Company also generates revenue from order referral fees, revenue share and other fees received from merchants for customer click-throughs, distribution of third-party promotional materials and orders that are placed on the merchants' websites. Revenue generated from order referrals is recognized in the period that the click-through impression is delivered, provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable, no significant obligations remain and collection is reasonably assured.

A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue.

Sales and purchases in countries which are subject to Value Added Tax (VAT) are recorded net of VAT collected and paid as the Company acts as an agent for the government.

Cost of Revenue

Cost of revenue consists of materials used to generate printed products, payroll and related expenses for printing personnel, supplies, depreciation of equipment used in the printing process, shipping charges, website hosting costs and other miscellaneous related costs of products sold by the Company (see Note 3).

(in thousands, except share and per share data)

Marketing and Selling Expense

Marketing and selling expense consists of advertising expenses, salaries and overhead related to sales, marketing and customer design sales and service activities, credit card processing fees and miscellaneous related costs.

All advertising costs are expensed as incurred. Advertising production costs are expensed as the costs to produce the advertising are incurred. Advertising communication costs are expensed at the time of communication. Advertising expenses for the years ended June 30, 2008, 2007 and 2006 were $73,699, $47,147 and $26,687, respectively.

Technology and Development Expense

Technology and development expense consists primarily of payroll and related expenses for software and engineering development, information technology operations, website hosting, amortization of capitalized software and website development costs, equipment depreciation, patent amortization and miscellaneous infrastructure-related costs. Technology and development expense also includes the amortization of purchase costs related to content images used in the Company's graphic design process.

Research and development costs are expensed as incurred. Research and development expenses for the years ended June 30, 2008, 2007 and 2006 were $6,144, $3,426 and $1,519, respectively. Costs of information technology operations are expensed in the period in which they are incurred.

Long-Lived Assets and Intangible Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company's long-lived assets, including intangible assets, were impaired.

In March 2007, the Company recorded an impairment charge of $1,013 relating to a project undertaken in its Windsor, Ontario facility to automate a portion of the production workflow which was no longer considered viable. In June 2007, upon final settlement with the vendor, the Company reduced the impairment loss by $137. The impairment charge was determined to be the total cost of the project upon final settlement, less the fair value of equipment to be re-deployed or resold to a third party, and is included in cost of revenue in the accompanying consolidated statements of income for the year ended June 30, 2007.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and comprehensive loss and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) is composed of net income (loss), unrealized gains and losses on marketable securities and cumulative foreign currency translation adjustments, which are disclosed in the accompanying consolidated statements of redeemable convertible preferred shares and shareholders' equity.

The components of accumulated other comprehensive income were as follows (in thousands):

	June 30,	
	2008	2007
Unrealized loss on marketable securities	$ (52)	$ (13)
Cumulative translation adjustments	8,144	1,935
Accumulated other comprehensive income	$8,092	$1,922

Income Taxes

VistaPrint Limited is a Bermuda based company. Bermuda currently does not impose any tax computed on profits or income, which results in a zero tax liability for the Company on any profits recorded in Bermuda. VistaPrint Limited has operating subsidiaries in the Netherlands, Canada, Jamaica, Spain, Switzerland and the United States. VistaPrint Limited has entered into service agreements, which are also referred to as transfer pricing agreements, with each of its operating subsidiaries. These agreements effectively result in VistaPrint Limited paying each of these subsidiaries for its costs plus a fixed mark-up. The Jamaican subsidiary's tax rate is zero because it is located in a tax free zone. Our Dutch, Canadian, Spanish and United States subsidiaries are each located in jurisdictions that tax profits and, accordingly, regardless of the Company's consolidated results of operations, each of these subsidiaries will pay taxes in its respective jurisdiction.

The Company provides for income taxes under the liability method prescribed by SFAS No. 109, Accounting for Income Taxes. Under this method, income taxes are provided for amounts currently payable and for deferred tax assets and liabilities, which are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

The majority of the Company's non-U.S. sales orders are manufactured by the Company's Dutch subsidiary which has the euro as its functional currency. The Company's Spanish subsidiary, which operates a marketing office in Barcelona, Spain, also has the euro as its functional currency. The Company's Swiss subsidiary, which operates a technology development facility in Winterthur, Switzerland, has the Swiss franc as its functional currency. The Company's Dutch, Swiss and Spanish subsidiaries translate their assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of other comprehensive income. All other subsidiaries have the U.S. dollar as their functional currency and

(in thousands, except share and per share data)

transaction gains and losses and re-measurement of foreign currency denominated assets and liabilities are included in other income (expense), net. Foreign currency transaction gains (losses) included in other income (expense), net for the years ended June 30, 2008, 2007 and 2006 were $427, $(45) and $(494), respectively.

Net Income Per Share

The Company calculates net income per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, as clarified by EITF Issue No. 03-6, Participating Securities and the Two Class Method under FASB Statement No. 128, Earnings per Share ("EITF 03-6"). EITF 03-6 clarified the use of the "two-class" method of calculating earnings per share as originally prescribed in SFAS No. 128. EITF 03-6 provides guidance on how to determine whether a security should be considered a "participating security" for purposes of computing earnings or loss per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its redeemable convertible preferred shares represented a participating security. As of September 29, 2005, all of the outstanding redeemable convertible preferred shares were deemed to have converted into common shares in connection with the Company's initial public offering. Accordingly, the Company calculated basic net income per share for the year ended June 30, 2006 using the two-class method for the first 91 days of the year since both classes of stock were outstanding during the period.

Basic net income per share is computed by dividing the net income attributable to common shareholders by the weighted-average number of common shares outstanding for the fiscal period.

For June 30, 2006, diluted net income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Under the two-class method, the Company allocated net income first to preferred shareholders based on dividend rights under the Company's bye-laws and then to preferred and common shareholders, pro rata, based on ownership interests. Diluted net income per share for all years presented gives effect to all potentially dilutive securities, including share options using the treasury stock method. Common share equivalents of 864,968, 1,103,614 and 109,630 were excluded from the determination of potentially dilutive shares for the years ended June 30, 2008, 2007 and 2006, respectively, due to their anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except share and per share amounts):

	Year Ended June 30,		
	2008	2007	2006
Numerator:			
Net income	$ 39,831	$ 27,143	$ 19,235
Allocation of net income:			
Basic:			
Accretion of preferred share dividends	—	—	(1,281)
Undistributed net income allocated to preferred shareholders	—	—	(1,065)
Net income attributable to common shareholders	$ 39,831	$ 27,143	$ 16,889
Denominator:			
Weighted-average common shares outstanding	43,913,119	42,445,991	33,147,287
Weighted-average common shares upon conversion of convertible preferred shares	—	—	5,618,395
Weighted-average common shares issuable upon exercise of outstanding share options/RSUs	2,103,245	2,918,266	3,859,007
Shares used in computing diluted net income per common share	46,016,364	45,364,257	42,624,689
Calculation of net income per share:			
Basic:			
Net income attributable to common shareholders	$ 39,831	$ 27,143	$ 16,889
Weighted average common shares outstanding	43,913,119	42,445,991	33,147,287
Net income per common share	$ 0.91	$ 0.64	$ 0.51
Diluted:			
Net income attributable to common shareholders	$ 39,831	$ 27,143	$ 19,235
Shares used in computing diluted net income per common share	46,016,364	45,364,257	42,624,689
Net income per common share	$ 0.87	$ 0.60	$ 0.45

Share-Based Compensation

At June 30, 2008, the Company had three share-based compensation plans (see Note 8). The Company grants share options for a fixed number of shares to employees and certain other individuals with exercise prices as determined by the Board of Directors at the date of grant. Prior to July 1, 2005, the Company had accounted for grants under its plans using the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("Statement 123"), and, as such, compensation cost had not been recognized on those grants. Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("Statement 123(R)"), using the modified-prospective-transition method. Under this transition method, compensation cost recognized by the Company beginning July 1, 2005 includes: (a) compensation cost for all share-based payments granted between June 3, 2005, the date

(in thousands, except share and per share data)

the Company filed its Registration Statement on Form S-1 with the Securities and Exchange Commission, and July 1, 2005, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). As permitted under the modified-prospective-transition method guidelines of Statement 123(R), results for prior periods have not been restated.

The Company recorded share-based compensation costs of $14,747, $8,765 and $4,850 for the years ended June 30, 2008, 2007 and 2006, respectively. No income tax benefit was recognized in the accompanying consolidated statements of income for share-based compensation arrangements for the years ended June 30, 2008, 2007 and 2006. Share-based compensation costs capitalized as part of software and website development costs were $697, $434 and $176 for the years ended June 30, 2008, 2007 and 2006, respectively.

At June 30, 2008, there was $60,536 of total unrecognized compensation cost related to non-vested, share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 3.0 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on historical volatilities from guideline companies since the Company does not have sufficient history as a publicly traded company. Implied volatilities were considered, but the guideline companies selected do not have an active market for their options. The Company also uses the expected lives used by guideline companies to estimate the expected life of options granted. The expected life of options granted represents the period of time that options granted are expected to be outstanding. The Company uses historical data to estimate employee terminations and resulting forfeiture rates within the option pricing model. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The fair value of restricted share grants is recognized using the straight-line recognition method. Weighted-average assumptions used for grants in 2008, 2007 and 2006 are as follows:

	Year Ended June 30,		
	2008	2007	2006
Risk-free interest rate	3.75%	4.71%	4.36%
Expected dividend yield	0%	0%	0%
Expected life (years)	4.25	4.25	4.25
Expected volatility	52%	59%	60%
Weighted average fair value of options granted	$15.82	$13.88	$8.81

On April 26, 2007, the Company entered into a Transition Agreement (the "Transition Agreement) with a departing employee. Pursuant to the terms of the Transition Agreement, the employee agreed to remain employed through May 1, 2007. On May 1, 2007 share options granted to this employee, which would have become vested on or before May 1, 2008, for an aggregate of 48,443 common shares, immediately became vested and exercisable in accordance with the terms of the Transition Agreement. For the year ended June 30, 2007, the Company recorded a share based compensation charge of $1,406 related to the modification of the vesting of the options which was recognized on the date of termination. On May 1, 2007, all remaining vesting of the share options granted to this employee, for an aggregate of 47,951 common shares ceased, and therefore were forfeited upon termination.

(in thousands, except share and per share data)

On January 23, 2006, the Company entered into a Transition Agreement (the "Transition Agreement") with the Company's then current Chief Financial Officer ("former CFO"). Pursuant to the terms of the Transition Agreement, the former CFO agreed to remain employed through at least June 30, 2006. Under the terms of the Transition Agreement, after June 30, 2006, either he or the Company could terminate employment with or without cause and without prior notice. In accordance with the terms of the Transition Agreement, on July 3, 2006, the former CFO resigned. He continued to provide consulting services to the Company through January 1, 2007. Share options granted to the former CFO in February 2004 for an aggregate of 300,000 common shares of the Company continued to vest through January 1, 2007 in accordance with the vesting schedules set forth in such options. On January 1, 2007, the unvested portion of such share options became immediately exercisable in full. For the year ended June 30, 2006, the Company recorded a share-based compensation charge of $3,237 related to the modification of the vesting of the options which was recognized over the service period. Upon the former CFO's resignation, all remaining vesting of the share option granted to him in May 2005 for 350,000 common shares ceased, and therefore were forfeited upon the termination of his employment.

Patents

The Company pursues patent protection for its intellectual property. As of June 30, 2008, the Company held seventeen issued United States patents and three patents in other countries. The Company has multiple additional patent applications pending with United States, European, and other patent offices related to various systems, processes, techniques, and tools developed by the Company for its business. All costs related to patent applications are expensed as incurred. The costs of purchasing patents from unrelated third parties are capitalized and amortized over the remaining life of the patent. The costs of pursuing others who are believed to infringe on the Company's patents, as well as costs of defending the Company against patent-infringement claims, are expensed as incurred.

Sabbatical Leave

On July 1, 2007, the Company adopted, the Emerging Issues Task Force Issue No. 06-02, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences ("EITF 06-02"). EITF 06-02 requires that compensation expense associated with a sabbatical leave, or other similar benefit arrangement, be accrued over the requisite service period during which an employee earns the benefit. The Company adopted EITF 06-02 through a cumulative effect of a change in accounting principle adjustment to our beginning retained earnings. The adoption of EITF 06-02 resulted in additional accrued expenses and a reduction to retained earnings of $799.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

(in thousands, except share and per share data)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 allows for the choice to measure certain financial instruments and certain other items at fair value. This allows a company to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R) Business Combinations ("SFAS 141(R)"). SFAS 141(R) states that all business combinations (whether full, partial or step acquisitions) will result in all assets and liabilities of an acquired business being recorded at their fair values. Certain forms of contingent consideration and certain acquired contingencies will also be recorded at fair value at the acquisition date. SFAS 141(R) also requires acquisition costs be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date in accordance with the requirements of FASB Statement 146, Accounting for Costs of Exit or Disposal Activities. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51 ("SFAS 160"). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not believe that the adoption of this standard will have a material impact on its consolidated financial statements.

3. Related-Party Transactions

Since September 2005, the Company has produced 100% of its customer print orders at its internal manufacturing facilities.

Prior to May 2005, the Company purchased all of its printed materials for the fulfillment of North American customers' orders from Mod-Pac Corporation ("Mod-Pac"). The brother of the President and CEO of the Company is the President and CEO of Mod-Pac, and the father of the President and CEO of the Company is the Chairman of the Board of Mod-Pac. The Company amended the Mod-Pac printing supply agreement in April 2005 to permit the Company to manufacture products destined for North American customers in exchange for the payment of a fee to Mod-Pac for each unit shipped from our Canadian facility. The new supply agreement expired on August 30, 2005 and the Company has not placed any orders with Mod-Pac since that date. In the year ended June 30, 2006, the Company purchased goods and services from Mod-Pac of $3,257.

(in thousands, except share and per share data)

4. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	June 30, 2008	June 30, 2007
Land and land improvements	$ 10,746	$ 4,945
Building and building improvements	43,228	21,265
Computer software and equipment	23,137	16,739
Furniture, fixtures and office equipment	6,474	4,150
Leasehold improvements	2,740	1,237
Machinery and print production equipment	93,738	62,250
Construction in progress	13,567	16,540
	193,630	127,126
Less: accumulated depreciation	(39,110)	(20,934)
	$154,520	$106,192

At June 30, 2008, construction in progress consisted mainly of expenditures related to the purchase of production equipment for the Company's Canadian and Dutch printing facilities and expansion of the Canadian facility. At June 30, 2007, construction in progress consisted mainly of expenditures related to the purchase of production equipment for the Canadian and Dutch facilities and expansion of the Dutch facility. Depreciation expense totaled $20,348, $11,568 and $5,388 for the years ended June 30, 2008, 2007 and 2006, respectively.

5. Long-Term Debt

In November 2003, VistaPrint B.V., the Company's Dutch subsidiary, entered into a 5,000 euro revolving credit agreement (the "Credit Agreement") with ABN AMRO Bank N.V., a Dutch based bank. The borrowings were used to finance the construction of the Company's printing facility located in Venlo, the Netherlands. The Company had $6,413 and $5,837 outstanding under the Credit Agreement as of June 30, 2008 and 2007, respectively. The loan is secured by a mortgage on the land and building and is payable in quarterly installments beginning on October 1, 2004 through 2024 of 63 euros ($99 and $85 at June 30, 2008 and 2007, respectively). On April 1, 2006, the Company elected a fixed rate option and the interest rate was fixed at 5.20% through April 1, 2016 at which time the rate will be reset.

In November 2004, VistaPrint B.V. amended the Credit Agreement to include an additional 1,200 euro loan. The borrowings were used to finance a new printing press at the Venlo printing facility. This resulted in the Company having an additional $868 and $1,015 outstanding under the Credit Agreement as of June 30, 2008 and 2007, respectively. This additional loan is secured by the printing press and is payable in quarterly installments beginning on April 1, 2005 through 2011 of 50 euros ($79 and $68 at June 30, 2008 and 2007, respectively). On April 1, 2006, the Company elected a fixed rate option and the interest rate was fixed at 5.10% over the remaining term of the loan.

The Credit Agreement with ABN AMRO requires the Company to cause VistaPrint B.V. to maintain tangible net worth at a minimum of 30% of VistaPrint B.V.'s adjusted balance sheet and

(in thousands, except share and per share data)

restricts VistaPrint B.V.'s ability to incur additional indebtedness. VistaPrint B.V. was in compliance with all loan covenants at June 30, 2008 and 2007. There are no restrictions on VistaPrint B.V.'s ability to pay dividends.

In November 2004, VistaPrint North American Services Corp., the Company's Canadian production subsidiary, entered into an $11,000 credit agreement with Comerica Bank—Canada. The borrowings were used to finance new printing equipment purchases and the construction of a printing facility located near Windsor, Ontario, Canada. At June 30, 2008 and 2007, the Company had $7,640 and $8,900 outstanding under this credit agreement, respectively. The loan is secured by a guaranty from VistaPrint Limited and two of its subsidiaries and is payable in monthly installments of $105 beginning November 1, 2005 through 2009 plus interest. On December 1, 2005, the interest rates for the equipment term loan and the construction loan were fixed at 6.47% and 6.37%, respectively, over the remaining terms of the loan.

In December 2005, VistaPrint North American Services Corp. amended its existing credit agreement with Comerica Bank to include an additional $10,000 equipment term loan. The borrowings have been used to finance new printing equipment purchases for the production facility near Windsor, Ontario. The loan is secured by guarantees from VistaPrint Limited and two of its subsidiaries and is payable in monthly installments of $111 beginning on December 1, 2006 and continuing through December 2010, plus interest. As of June 30, 2007, the interest rates on the various borrowings to date under this term loan had been fixed over the remaining terms of the loan at rates ranging from 7.82% to 8.50%. At June 30, 2008 and 2007, the Company had $7,889 and $9,222 outstanding under this term loan, respectively.

The credit agreement with Comerica Bank includes covenants that require the Company to, under certain circumstances, maintain a consolidated ratio of funded debt to cash flow at a maximum of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00 unless the Company maintains at least $30 million in unrestricted cash and cash equivalents. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid. As of June 30, 2008, the minimum debt service coverage covenant did not apply because the Company maintained at least $30.0 million in unrestricted cash and cash equivalents. The Company and VistaPrint North American Services Corp. were in compliance with all loan covenants at June 30, 2008.

Payments due on long-term debt, excluding interest related payments, during each of the five fiscal years subsequent to June 30, 2008, are as follows:

2009	$ 3,304
2010	8,424
2011	5,854
2012	394
2013	394
Thereafter	4,441
	$22,811

(in thousands, except share and per share data)

6. Accrued Liabilities

Accrued liabilities included the following:

	Year Ended June 30,	
	2008	2007
Accrued advertising costs	$ 9,939	$ 6,417
Accrued compensation costs	8,345	5,553
Accrued income taxes	3,078	610
Accrued shipping costs	1,445	1,708
VAT payable	3,514	2,343
Other	9,334	5,772
Total accrued liabilities	$35,655	$22,403

7. Series A and Series B Redeemable Convertible Preferred Shares

Prior to the Company's initial public offering ("IPO") on September 29, 2005 the Company had outstanding 9,845,849 shares of Series A Redeemable convertible Preferred Shares (the "Series A Shares") and 12,874,694 shares of Series B Redeemable Convertible Preferred Shares (the "Series B Shares"). The Series A and Series B shares had certain dividend, voting, liquidation, conversion and redemption rights, as defined. In connection with the completion of the Company's IPO, all outstanding Series A Shares and Series B Shares were converted into an aggregate of 22,720,543 common shares.

8. Shareholders' Equity

Share Options

The Company's 2000-2002 Share Incentive Plan (the "2000-2002 Plan") provided for employees, officers, non-employee directors, consultants and advisors to receive restricted share awards or be granted options to purchase the Company's common shares. Under the 2000-2002 Plan, the Company reserved an aggregate of 9,000,000 common shares for such awards. The Board of Directors determined that no further grants of awards under the 2000-2002 Plan would be made after the IPO. As of June 30, 2008, there were options to purchase 1,970,725 common shares outstanding under the 2000-2002 Plan. Upon the IPO, all shares reserved for issuance but not yet granted under the 2000-2002 Plan were transferred to the Company's 2005 Equity Incentive Plan and 2005 Non-Employee Directors' Share Option Plan (the "Directors' Plan"). Options previously granted to U.S. tax residents under the 2000-2002 Plan were either "Incentive Stock Options" or "Nonstatutory Options" under the applicable provisions of the U.S. Internal Revenue Code.

The Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan") provides for employees, officers, non-employee directors, consultants and advisors of the Company to receive restricted share awards or other share-based awards or be granted options to purchase common shares. Among other terms, the 2005 Plan, requires that the exercise price of any share option or share appreciation right granted under the 2005 Plan be at least 100% of the fair market value of the common shares on the date of grant; limits the term of any share option or share appreciation right to a maximum period of ten years; provides that shares underlying outstanding awards under the 2000-2002 Plan that are cancelled, forfeited, expired or otherwise terminated without having been exercised

(in thousands, except share and per share data)

in full will no longer become available for the grant of new awards under the 2005 Plan; and prohibits the repricing of any share options or share appreciation rights without shareholder approval. In addition, the 2005 Plan provides that the number of common shares available for issuance under the Plan will be reduced by (i) 1.56 common shares for each share subject to any restricted share award, restricted share unit or other share-based award with a per share or per unit purchase price lower than 100% of the fair market value of the common shares on the date of grant and (ii) one common share for each share subject to any other award under the 2005 Plan.

As of June 30, 2008, there were awards to purchase or acquire 4,163,921 common shares outstanding under the 2005 Plan, 439,731 common shares had been issued upon exercise of options granted under the 2005 Plan, and 2,529,878 common shares remained available for issuance under the 2005 Plan.

While the Company may grant options to employees, officers, non-employee directors, consultants and advisors which become exercisable at different times or within different periods, the Company has generally granted options to employees, officers, consultants and advisors that are exercisable on a cumulative basis, with 25% exercisable on the first anniversary of the date of grant, and 6.25% quarterly thereafter. In addition, the Company has generally granted awards to non-employee directors that are exercisable on a cumulative basis, with 8.33% exercisable each quarter. Given these vesting rates, the requisite service period to achieve 100% vesting is normally four years for employees and officers and three years for non-employee directors. The contractual life of the options is ten years.

The Directors' Plan provides for non-employee directors of the Company to receive option grants upon initial appointment as a director and annually thereafter in connection with the Company's annual general meeting of shareholders if they are continuing to serve as a director at such time. Under the Directors' Plan, the Company reserved 250,000 shares for such awards. As of June 30, 2008, there were 37,988 options outstanding under the Directors' Plan and 212,012 shares available for future grant under the Directors Plan.

A summary of the Company's share option activity and related information for the year ended June 30, 2008 is as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at the beginning of the period	4,424,927	$16.25		
Granted	576,443	34.77		
Exercised	(628,188)	13.25		
Forfeited/cancelled	(69,575)	19.29		
Outstanding at the end of the period	4,303,607	$19.12	7.55	$41,940
Vested or expected to vest at the end of the period	4,206,922	$18.94	7.53	41,515
Exercisable at the end of the period	2,079,605	$14.52	7.00	$27,133

(in thousands, except share and per share data)

A summary of the Company's unvested restricted share unit activity and related information for the fiscal year ended June 30, 2008 is as follows:

	Restricted Share Units	Weighted-Average Grant Date Fair Value
Unvested at the beginning of the period	609,829	$30.77
Granted	1,007,674	33.22
Vested and distributed	(273,848)	35.84
Forfeited/cancelled	(71,524)	35.39
Unvested at the end of the period	1,272,131	$31.36

The Company had an aggregate of 2,741,890 common shares available for future award under all of its share-based compensation plans as of June 30, 2008.

The total fair value of shares vested during the fiscal year ended June 30, 2008, 2007 and 2006 was $9,813, $3,518 and $0, respectively. The total intrinsic value of options exercised during the fiscal years ended June 30, 2008, 2007 and 2006 was $16,870, $54,763 and $46,421, respectively.

9. Employees' Savings Plan

The Company has a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the plan. Under the provisions of the plan, employees may voluntarily contribute up to 15% of eligible compensation, subject to IRS limitations. The Company matches 50% of each participant's voluntary contributions, subject to a maximum Company contribution of 3% of the participant's eligible compensation. Employee contributions are fully vested when contributed. Company matching contributions vest over four years. The Company contributed and expensed $988, $608 and $396 in the years ended June 30, 2008, 2007 and 2006, respectively.

10. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended June 30,		
	2008	2007	2006
Current:			
U.S. Federal	$ 4,544	$1,388	$(163)
U.S. State	781	368	6
Non-U.S.	965	(166)	722
Total current	6,290	1,590	565
Deferred:			
U.S. Federal	(2,099)	(268)	218
U.S. State	(688)	(80)	—
Non-U.S.	758	1,638	—
Total deferred	(2,029)	1,290	218
Total	$ 4,261	$2,880	$ 783

(in thousands, except share and per share data)

The following is a reconciliation of the standard U.S. statutory tax rate and the Company's effective tax rate:

	Year Ended June 30,		
	2008	2007	2006
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
State taxes	0.3%	1.0%	0.0%
Tax reserve reversal	0.0%	0.0%	(4.7)%
Foreign rate differential	(23.9)%	(24.4)%	(26.6)%
Other	(0.7)%	(1.0)%	1.2%
Effective income tax rate	9.7%	9.6%	3.9%

The following is a summary of the Company's income before taxes by geography:

	Year Ended June 30,		
	2008	2007	2006
U.S.	$ 8,068	$ 4,107	$ 2,249
Non-U.S.	36,024	25,916	17,769
Total	$44,092	$30,023	$20,018

Significant components of the Company's deferred tax assets and liabilities, which are primarily related to its United States subsidiary, for income taxes consist of the following at June 30, 2008 and 2007:

	Year Ended June 30,	
	2008	2007
Deferred tax assets:		
Net operating loss carryforwards	$ 595	$ 1,452
Accrued expenses	608	528
Share-based compensation	2,641	—
Corporate minimum tax	210	—
R&D credit carryforwards	150	—
Total deferred tax assets	4,204	1,980
Deferred tax liabilities:		
Depreciation and amortization	(2,827)	(2,544)
Total deferred tax liabilities	(2,827)	(2,544)
Net deferred taxes	$ 1,377	$ (564)

The current portion of the net deferred taxes at June 30, 2008 and 2007 was an asset of $1,076 and $661, respectively, which is included in prepaid and other current assets in the accompanying consolidated balance sheets.

In assessing the realizability of deferred tax assets in accordance with SFAS No. 109, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the weight of available evidence at June 30, 2008, management believes that it is more likely than not that all of its net deferred tax assets will be realized. The Company will continue to assess the realization of the deferred tax assets based on operating results.

At June 30, 2008, the Company had U.S. federal net operating loss carryforwards of approximately $1,240 that expire on dates up to and through the year 2021. The utilization of these net operating losses is subject to annual limitation under the change in share ownership rules of the Internal Revenue Code. The Company had foreign net operating loss carryforwards of approximately $435 that expire on dates up to and through 2027.

The Company has corporate minimum tax credit carryforwards in Canada of approximately $210 that expire on dates up to 2019.

The Company adopted the provisions of FIN 48 effective July 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not recognize any cumulative effect of a change in accounting principle from the adoption of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits, including interest, is as follows:

	(in thousands)
Balance at July 1, 2007	$390
Additions based on tax positions related to the current year	460
Reductions for tax positions of prior years	0
Balance at June 30, 2008	$850

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $877 as of June 30, 2008. The Company recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. The accrued interest and penalties included in income tax expense for the year ended June 30, 2008 and 2007 were $27 and $6 respectively.

The Company does not anticipate the amount of unrecognized tax benefits to change materially over the next 12 months.

The Company files income tax returns in the US federal and Massachusetts tax jurisdiction, and various foreign jurisdictions. The statute of limitations for federal and state tax authorities is closed for years prior to June 30, 2004 although carryforward attributes that were generated prior to fiscal 2004 may still be subject to examination if they either have been or will be utilized to offset taxable income in tax years 2004 and forward. The statute of limitations are not closed for foreign tax jurisdictions.

11. Segment Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker is considered to be the team comprised of the chief executive officer and the executive management team. The Company views its operations and manages its business as one operating segment.

Geographic Data

Revenues by geography are based on the country-specific website through which the customer's order was transacted. The following table sets forth revenues and long-lived assets by geographic area (in thousands):

	Year Ended June 30,		
	2008	2007	2006
Revenues			
United States	$249,017	$173,414	$108,524
Non-United States	151,640	82,519	43,625
Total revenues	$400,657	$255,933	$152,149

	June 30,	
	2008	2007
Long-lived assets:		
Bermuda	$ 14,681	$ 8,024
Netherlands	67,153	40,570
Switzerland	1,622	—
Canada	71,485	57,209
United States	13,747	7,727
Jamaica	1,150	1,167
Spain	2,040	1,361
Total	$171,878	$116,058

12. Commitments and Contingencies

Operating Lease Commitments

The Company rents office space under operating leases expiring on various dates through 2017. Total rent expense for the years ended June 30, 2008, 2007 and 2006 were $5,347, $2,537, and $1,324, respectively.

(in thousands, except share and per share data)

Future minimum rental payments required under operating leases for the next five fiscal years and thereafter are as follows at June 30, 2008:

2009	$ 5,576
2010	5,868
2011	5,936
2012	6,026
2013	5,928
Thereafter	23,490
Total	$52,824

In connection with VistaPrint USA, Incorporated's lease for approximately 202,000 square feet of office space in Lexington, Massachusetts, the lease requires a security deposit in the form of a letter of credit in the amount of $1,100. This amount is classified as restricted cash and is included in other assets in the consolidated balance sheet. Escalating rent payments and rent abatement are recognized on a straight-line basis over the term of the lease. In addition, the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. A maximum obligation is not explicitly stated, thus the potential amount of future maximum payments that might arise under this indemnification obligation cannot be reasonably estimated. The Company has not experienced any prior claims against similar lease indemnifications in the past and management has determined that the associated fair value of the liability is not material. As such, the Company has not recorded any liability for this indemnity in the accompanying consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies, which the Company believes would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision.

Guarantees and Indemnification Obligations

The Company has entered into arrangements with financial institutions and vendors to provide guarantees for the obligations of the Company's subsidiaries under banking arrangements and purchase contracts. The guarantees vary in length of time but, in general, guarantee the financial obligations of the subsidiaries under such arrangements. The financial obligations of the Company's subsidiaries under such arrangements are reflected in the Company's consolidated financial statements and these notes.

The Company enters into agreements in the ordinary course of business with, among others, vendors, lessors, financial institutions, service providers, distributors and certain marketing customers, pursuant to which it has agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, its employees, agents or representatives, or third party claims alleging that the Company's intellectual property infringes a patent, trademark or copyright.

In accordance with their respective charter and by-laws and with various indemnification agreements with specific employees, the Company and its subsidiaries have agreed to indemnify the

(in thousands, except share and per share data)

directors, executive officers and employees of the Company and its subsidiaries, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which the individual may be involved by reason of such individual being or having been a director, officer or employee.

Based upon the Company's historical experience and information known to the Company as of June 30, 2008, the Company believes its liability on the above guarantees and indemnities at June 30, 2008 is immaterial.

Purchase Commitments

At June 30, 2008, the Company had unrecorded commitments under contracts to expand the Canadian printing facility and to purchase print production equipment for the Canadian and Dutch printing facilities of approximately $9,482 and $12,442, respectively.

At June 30, 2007, the Company had unrecorded commitments under contracts to purchase print production equipment and to complete construction relating to the expansion of the Canadian and Dutch printing facilities of approximately $6,585 and $8,334, respectively.

Legal Proceedings

On July 27, 2006, the Company's wholly-owned subsidiary VistaPrint Technologies Limited filed a patent infringement lawsuit against print24 GmbH, unitedprint.com AG and their two managing directors in the District Court in Düsseldorf Germany, alleging infringement by the defendants in Germany of one of VistaPrint's European patents related to computer-implemented methods and apparatus for generating pre-press graphic files. On June 7, 2007, print24 GmbH filed a patent nullification action in the German Patent Court in relation to the same European patent at issue in VistaPrint's infringement lawsuit against print24 and its co-defendants. On July 31, 2007, the District Court in Düsseldorf ruled in VistaPrint's favor on the underlying infringement claim against print24 and its co-defendants, granting all elements of the requested injunction and ordering the defendants to pay damages for past infringement. The Düsseldorf District Court's ruling went into effect in early September 2007 and was not appealed by the defendants. Print24's nullification action against VistaPrint in German Patent Court remains outstanding and the Company is unable to express an opinion as to the likely outcome of such action.

On May 14, 2007, VistaPrint Technologies Limited filed a patent infringement lawsuit against 123Print, Inc. and Drawing Board (US), Inc., subsidiaries of Taylor Corporation, in the United States District Court for the District of Minnesota. The complaint in the lawsuit asserts that the defendants have infringed and continue to infringe three U.S. patents owned by VistaPrint Technologies Limited related to browser-based tools for online product design. The complaint seeks an injunction against the defendants and the recovery of damages. The defendants filed their Answer and Counterclaims to the complaint on June 7, 2007, in which they denied the infringement allegations and asserted counterclaims for declaratory judgment of invalidity, unenforceability and non-infringement of the patents-in-suit. In August 2007, another Taylor Corporation subsidiary, Taylor Strategic Accounts, Inc., was added as an additional defendant in the case. The exchange of relevant documents and records and the depositions of fact witnesses in connection with the allegations of the parties have been

(in thousands, except share and per share data)

substantially completed. In early June 2008, newly discovered third party prior art documents were introduced into the litigation. These documents had not been reviewed and considered by the U.S. Patent Office prior to issuance of the patents-in-suit. For that reason, on June 30, 2008, VistaPrint Technologies Limited requested the United States District Court to stay the litigation to provide the U.S. Patent Office an opportunity to reexamine the patents-in-suit in light of these newly discovered documents. The defendants opposed VistaPrint Technologies Limited's request for a stay. The Court has not yet ruled on VistaPrint Technologies Limited's request for a stay, but the case has been suspended pending the Court's decision.

On July 29, 2008, a purported class action lawsuit was filed in the United States District Court for the Southern District of Texas (the "Texas Complaint") against VistaPrint Corp., VistaPrint USA, Inc., Vertrue, Inc. and Adaptive Marketing, LLC (collectively, the "Defendants"). Adaptive Marketing, LLC is a Vertrue, Inc. company that provides subscription-based membership discount programs, including programs that are offered on the Company's vistaprint.com website (Vertrue, Inc. and Adaptive Marketing, LLC are sometimes collectively referred to herein as the "Vertrue Defendants"). The Texas Complaint alleges that the Defendants violated, among other statutes, the Electronic Funds Transfer Act, the Electronic Communications Privacy Act, the Texas Deceptive Trade Practices-Consumer Protection Act and the Texas Theft Liability Act, in connection with certain membership discount programs offered to VistaPrint customers on the Company's vistaprint.com website. The Texas Complaint also seeks recovery for unjust enrichment, conversion, and similar common law claims. The U.S. District Court for the Southern District of Texas has scheduled an initial pretrial conference for October 2, 2008. The Company also has discovered that, on July 31, 2008 and August 25, 2008, nearly identical purported class action lawsuits were filed in the United States District Court, District of New Jersey and in the United States District Court, Southern District of Alabama, respectively, against the same Defendants on behalf of a different plaintiffs. The complaints in the New Jersey and Alabama lawsuits include substantially the same purported Federal and common law claims as the Texas Complaint, but the New Jersey action contains a state law claim under the New Jersey Consumer Fraud Act and the Alabama lawsuit does not contain any additional state law claims.

Among other allegations, the plaintiffs in each action claim that after ordering products on the Company's vistaprint.com website they were enrolled in certain membership discount programs operated by the Vertrue Defendants and that monthly subscription fees for the programs were subsequently charged directly to the credit or debit cards they used to make purchases on vistaprint.com, in each case purportedly without their knowledge or authorization. The plaintiffs also claim that the Defendants failed to disclose to them that the credit or debit card information they provided to make purchases on vistaprint.com would be disclosed to the Vertrue Defendants and would be used to pay for monthly subscriptions for the membership discount programs. The plaintiffs have requested that the Defendants be enjoined from engaging in the practices complained of by the plaintiffs. They also are seeking an unspecified amount of damages, including statutory and punitive damages, as well as pre-judgment and post-judgment interest and attorneys' fees and costs for the purported class.

The Company believes it has meritorious defenses to these purported class action lawsuits and intend to defend these actions vigorously. However, the lawsuits are in their earliest stages and the Company is unable to express an opinion as to the likely outcome of such actions.

(in thousands, except share and per share data)

The Company is not currently party to any other material legal proceedings. The Company is involved, from time to time, in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, the Company does not expect resolution of these matters to have a material adverse impact on its consolidated results of operations, cash flows or financial position. However, an unfavorable resolution of such a proceeding could, depending on its amount and timing, materially affect the Company's results of operations, cash flows or financial position in a future period. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources and other factors.

13. Supplemental Disclosures of Cash Flow Information

	Year Ended June 30,		
	2008	2007	2006
Cash paid during the year for:			
Interest	$1,635	$1,789	$1,089
Income taxes	1,841	1,349	766
Supplemental disclosure of non-cash investing and financing activities:			
Accretion of preferred shares	$ —	$ —	$1,295
Cumulative effect of adoption of EITF 06-2	$ 799	$ —	$ —

14. Allowance for Doubtful Accounts

The Company offsets gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Below is a summary of the changes in the Company's allowance for doubtful accounts for the years ended June 30, 2008, 2007 and 2006:

	Balance at Beginning of Period	Provision	Write-offs (Recovery)	Balance at End of Period
Year ended June 30, 2008	$148	$ 65	$ 0	$213
Year ended June 30, 2007	$ 50	$106	$(8)	$148
Year ended June 30, 2006	$ 57	$—	$(7)	$ 50

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Years Ended June 30, 2008, 2007 and 2006
(in thousands, except share and per share data)

15. Quarterly Financial Data (unaudited)

Year Ended June 30, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$79,453	$105,017	$105,779	$110,408
Net income	6,879	11,169	11,453	10,330
Net income per common share :				
Basic	$ 0.16	$ 0.25	$ 0.26	$ 0.23
Diluted	$ 0.15	$ 0.24	$ 0.25	$ 0.22

Year Ended June 30, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$50,003	$ 64,034	$ 69,348	$ 72,548
Net income	6,048	8,312	7,385	5,398
Net income per common share:				
Basic	$ 0.15	$ 0.20	$ 0.17	$ 0.12
Diluted	$ 0.14	$ 0.18	$ 0.16	$ 0.12

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2008. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2008, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of June 30, 2008, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on internal control over financial reporting. This report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
VistaPrint Limited

We have audited VistaPrint Limited's internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VistaPrint Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, VistaPrint Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VistaPrint Limited as of June 30, 2008 and 2007 and the related consolidated statements of income, redeemable convertible preferred shares and shareholders' equity and cash flows for each of the three years in the period ended June 30, 2008 and our report dated August 21, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 21, 2008

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information with respect to directors and executive officers required under this Item pursuant to Item 401 of Regulation S-K is incorporated by reference to the information set forth under the sections captioned "Election of Directors" and "Information About Executive Officers" in our definitive proxy statement for our 2008 Annual General Meeting of Shareholders. Information required under this Item pursuant to Item 405 of Regulation S-K compliance with Section 16(a) of the Exchange Act will be contained in our 2008 proxy statement under the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

The information required under this item pursuant to Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K will be contained in our definitive proxy statement for our 2008 Annual General Meeting of Shareholders under the section captioned "Corporate Governance" and is incorporated herein by reference.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial or accounting officer or person serving similar functions, and to all of our employees. The text of our code of business conduct and ethics is available on our website at www.vistaprint.com. We did not waive any provisions of the code of business conduct and ethics during the fiscal year ended June 30, 2008. If we amend, or grant a waiver under, our code of business conduct and ethics that applies to our principal executive officer, principal financial or accounting officer, or persons performing similar functions, we intend to post information about such amendment or waiver on our website at www.vistaprint.com.

Item 11. *Executive Compensation*

The information required by this item pursuant to Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference herein to our definitive proxy statement for our 2008 Annual General Meeting of Shareholders under the section captioned "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item pursuant to Items 403 and 201(d) of Regulation S-K is incorporated by reference herein to our definitive proxy statement for our 2008 Annual General Meeting of Shareholders under the sections captioned "Security Ownership of Certain Beneficial Owners and Management," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item pursuant to Items 404 and 407(a) of Regulation S-K is incorporated by reference herein to our definitive proxy statement for our 2008 Annual General Meeting of Shareholders under the sections captioned "Certain Relationships and Related Party Transactions" and "Determination of Independence."

Item 14. *Principal Accountant Fees and Services.*

The information required by this item pursuant to Item 9(e) of Schedule 14A is incorporated by reference herein to our definitive proxy statement for our 2008 Annual General Meeting of Shareholders under the section captioned "Independent Registered Public Accounting Firm Fees and Other Matters."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K, as amended.

(b) List of Exhibits.

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K, as amended.

(c) Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 29, 2008

VISTAPRINT LIMITED

By: /s/ ROBERT S. KEANE
Robert S. Keane
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT S. KEANE Robert S. Keane	Chairman of the Board, President and Chief Executive Officer (Principal executive officer)	August 29, 2008
/s/ HARPREET GREWAL Harpreet Grewal	Chief Financial Officer (Principal financial and accounting officer)	August 29, 2008
/s/ DANIEL CIPORIN Daniel Ciporin	Director	August 29, 2008
/s/ JOHN J. GAVIN, JR. John J. Gavin, Jr.	Director	August 29, 2008
/s/ GEORGE M. OVERHOLSER George M. Overholser	Director	August 29, 2008
/s/ LOUIS PAGE Louis Page	Director	August 29, 2008
/s/ RICHARD RILEY Richard Riley	Director	August 29, 2008

EXHIBIT INDEX

Exhibit No.	Description
3.1(1)	Memorandum of Association of the Registrant
3.2(1)	Amended and Restated Bye-Laws of the Registrant
4.1(1)	Specimen certificate evidencing common shares
10.1(1)*	Amended and Restated 2000-2002 Share Incentive Plan, as amended
10.2(1)*	Form of Nonqualified Share Option Agreement under 2000-2002 Share Incentive Plan
10.3(1)*	Form of Incentive Share Option Agreement under 2000-2002 Share Incentive Plan
10.4(1)*	2005 Non-Employee Directors' Share Option Plan
10.5(2)*	Amendment to 2005 Non-Employee Directors' Share Option Plan
10.6(3)*	Form of Nonqualified Share Option Agreement under 2005 Non-Employee Directors' Share Option Plan, as amended
10.7(4)*	Amended and Restated 2005 Equity Incentive Plan
10.8(3)*	Form of Nonqualified Share Option Agreement under Amended and Restated 2005 Equity Incentive Plan
10.9(1)*	Form of Incentive Share Option Agreement under Amended and Restated 2005 Equity Incentive Plan
10.10(3)*	Form of Restricted Share Unit Agreement under Amended and Restated 2005 Equity Incentive Plan
10.11(5)*	Executive Officer FY 2009 Bonus Plan
10.12(2)*	Executive Officer FY 2008 Bonus Plan
10.13(1)*	Form of Executive Officer Indemnification Agreement
10.14(1)*	Executive Retention Agreement among VistaPrint USA, Incorporated, the Registrant and Robert S. Keane dated as of December 1, 2004
10.15(6)*	Amendment No.1 to Executive Retention Agreement by and among VistaPrint USA, Incorporated, the Registrant and Robert S. Keane dated as of March 31, 2008
10.16(1)*	Form of Executive Retention Agreement among VistaPrint USA, Incorporated, the Registrant and Janet F. Holian, dated as of December 1, 2004
10.17(6)*	Amendment No.1 to Executive Retention Agreement by and among VistaPrint USA, Incorporated, the Registrant and Janet F. Holian dated as of March 31, 2008
10.18(7)*	Executive Retention Agreement among VistaPrint USA, Incorporated, the Registrant and Wendy Cebula dated as of January 3, 2007
10.19(6)*	Amendment No.1 to Executive Retention Agreement by and among VistaPrint USA, Incorporated, the Registrant and Wendy Cebula dated as of March 31, 2008
10.20(8)*	Transition Agreement among VistaPrint USA, Incorporated, the Registrant and Anne S. Drapeau dated April 3, 2008
10.21(9)*	Transition Agreement among VistaPrint USA, Incorporated, the Registrant and Harpreet Grewal dated May 13, 2008
10.22(1)*	Form of Invention and Non-Disclosure Agreement between VistaPrint USA, Incorporated and each of Robert S. Keane, Janet F. Holian, Anne S. Drapeau, Harpreet Grewal, and Wendy Cebula
10.23(1)*	Form of Confidential Information and Non-Competition Agreement between VistaPrint USA, Incorporated and each of Robert S. Keane, Janet F. Holian, and Wendy Cebula
10.24(2)*	Non-Competition and Non-Solicitation Agreement between VistaPrint USA, Incorporated and Harpreet Grewal

Exhibit No.	Description
10.25(1)*	Non-Competition and Non-Solicitation Agreement between VistaPrint USA, Incorporated and Anne S. Drapeau
10.26(10)	First Amendment to Loan and Security Agreement between Comerica Bank and VistaPrint North American Services Corp. dated as of December 15, 2005
10.27*	Summary of Compensatory Arrangements with Executive Officers
10.28*	Summary of Compensatory Arrangements with Non-Employee Directors
10.29(1)	Third Amended and Restated Registration Rights Agreement dated as of August 30, 2004 by and among the Registrant and the other signatories thereto, as amended
10.30(1)	Loan and Security Agreement between Comerica Bank and VistaPrint North American Services Corp. dated as of November 1, 2004
10.31(11)	Lease dated October 4, 2006 between VistaPrint USA, Incorporated and Ledgemont Research Park Associates II L.P.
10.32(11)	Unconditional Guaranty dated October 4, 2006 by VistaPrint Limited.
10.33(1)	Credit Agreement between VistaPrint B.V. and ABN AMRO Bank N.V., as amended
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15d-14(a), by Chief Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Rule 13a-14(a)/15(d)-14(a), by Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer and Chief Financial Officer

* Management contract or compensatory plan or arrangement

(1) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-125470) and incorporated herein by reference.

(2) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2007 filed on August 28, 2007 and incorporated herein by reference.

(3) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 filed on January 31, 2008 and incorporated herein by reference.

(4) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on May 21, 2007 and incorporated herein by reference.

(5) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on July 7, 2008 and incorporated herein by reference.

(6) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 filed on April 30, 2008 and incorporated herein by reference.

(7) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 filed on January 31, 2007 and incorporated herein by reference.

(8) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on April 7, 2008 and incorporated herein by reference.

(9) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on May 15, 2008 and incorporated herein by reference.

(10) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on December 15, 2005 and incorporated herein by reference.

(11) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Current Report on Form 8-K filed on October 10, 2006 and incorporated herein by reference.

COMPARISON OF 33 MONTH CUMULATIVE TOTAL RETURN*

Among VistaPrint Limited, The NASDAQ Composite Index
And The RDG Internet Composite Index



$300
$250
$200
$150
$100
$50
$0
9/05
6/06
6/07
6/08
VistaPrint Limited
NASDAQ Composite
RDG Internet Composite

	9/30/05	6/30/06	6/30/07	6/30/08
VistaPrint Limited	100.00	175.34	250.82	175.48
NASDAQ Composite	100.00	102.33	123.57	109.11
RDG Internet Composite	100.00	98.08	125.87	114.48

* $100 invested on 9/30/05 in stock & index-including reinvestment of dividends. Fiscal year ending June 30.

VistaPrint

NOTICE AND PROXY STATEMENT
2008

Proxy Statement

VistaPrint

October 10, 2008

Dear Fellow Shareholder:

I am pleased to invite you to attend the 2008 Annual General Meeting of Shareholders of VistaPrint Limited to be held on Friday, November 7, 2008 at the offices of Appleby, Canon's Court, 22 Victoria Street, Hamilton, Bermuda. The Annual General Meeting will commence at 12:00 pm (Atlantic Standard Time).

At the Annual General Meeting the following matters will be considered and acted upon by shareholders:

(1) To elect to our Board of Directors to serve as Class III directors for a term of three years the two nominees named in the attached proxy statement;

(2) To approve our Second Amended and Restated Bye-laws;

(3) To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2009; and

(4) To transact such other business as may properly come before the meeting or any adjournment thereof.

Our Board of Directors has no knowledge of any other business to be transacted at the Annual General Meeting.

Details regarding admission to the Annual General Meeting and the business to be conducted at the meeting are more fully described in the accompanying Notice of Annual General Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope you will vote as soon as possible. Voting by proxy will ensure your representation at the Annual General Meeting if you do not attend in person. Please review the instructions on the enclosed proxy card regarding each of your voting options.

Thank you for your ongoing support of and continued interest in VistaPrint.

Sincerely,

ROBERT S. KEANE
President, Chief Executive Officer and
Chairman of the Board

VISTAPRINT LIMITED
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On November 7, 2008

The 2008 Annual General Meeting of Shareholders of VistaPrint Limited, which is referred to herein as the annual meeting or the meeting, will be held on Friday, November 7, 2008, at the offices of Appleby, Canon's Court, 22 Victoria Street, Hamilton, Bermuda. The annual meeting will commence at 12:00 pm (noon) (Atlantic Standard Time) and the following matters will be considered and acted upon at the annual meeting:

(1) To elect to our Board of Directors to serve as Class III directors for a term of three years the two nominees named in the attached proxy statement;

(2) To approve our Second Amended and Restated Bye-laws;

(3) To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2009; and

(4) To transact such other business as may properly come before the meeting or any adjournment thereof.

Our Board of Directors has no knowledge of any other business to be transacted at the annual meeting.

Shareholders of record at the close of business on September 12, 2008 are entitled to vote at the annual meeting. Your vote is important regardless of the number of shares you own. Whether you expect to attend the annual meeting or not, please complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope we have provided. You can also submit your proxy to vote your shares over the Internet or by telephone as provided in the instructions set forth on the proxy card. Your prompt response will ensure that your shares are represented at the annual meeting. You can change your vote and revoke your proxy at any time before the polls close at the annual meeting by following the procedures described in the accompanying proxy statement.

All shareholders are cordially invited to attend the annual meeting.

By order of the Board of Directors,

APPLEBY SERVICES (BERMUDA) LTD.

Assistant Secretary
Hamilton, Bermuda
October 10, 2008

TABLE OF CONTENTS

VISTAPRINT LIMITED
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 7, 2008

This proxy statement contains information about the 2008 Annual General Meeting of Shareholders of VistaPrint Limited, which we refer to in this proxy statement as the annual meeting or the meeting. The annual meeting will be held on Friday, November 7, 2008, at the offices of Appleby, Canon's Court, 22 Victoria Street, Hamilton, Bermuda. The annual meeting will commence at 12:00 pm (noon) (Atlantic Standard Time).

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of VistaPrint Limited, which is also referred to as VistaPrint or the Company in this proxy statement, for use at the annual meeting and at any adjournment of the annual meeting. All proxies will be voted in accordance with the instructions they contain. If no instruction is specified on a proxy, the shares subject to such proxy will be voted in favor of the matters set forth in the notice of the annual meeting. A shareholder may revoke any proxy at any time before it is exercised by (i) giving our Secretary written notice to that effect either before or at the annual meeting, (ii) signing and submitting another proxy with a later date or (iii) by attending the meeting in person and voting its shares. Attendance of a shareholder at the meeting alone will not revoke the shareholder's proxy.

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2008 is being mailed to shareholders with the mailing of the Notice of Annual General Meeting and this proxy statement on or about October 10, 2008.

Important Notice Regarding the Availability of Proxy Materials for the 2008 Annual Meeting of Shareholders to be Held on November 7, 2008:

This Proxy Statement and the 2008 Annual Report to Shareholders are available for viewing, printing and downloading at *http://ir.vistaprint.com* or through the Securities and Exchange Commission's electronic data system, called EDGAR, at *www.sec.gov*. A copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2008 as filed with the United States Securities and Exchange Commission, except for exhibits, will be furnished without charge to any shareholder upon written request to VistaPrint Limited, c/o VistaPrint USA, Incorporated, Attention: Investor Relations, 95 Hayden Avenue, Lexington, MA 02421, USA.

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

What is the purpose of the annual meeting?

At the annual meeting, the following matters will be considered and acted upon by shareholders:

1. To elect to our Board of Directors to serve as Class III directors for a term of three years the two nominees named in the proxy statement.

2. To approve our Second Amended and Restated Bye-laws;

3. To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2009.

4. To transact such other business as may properly come before the annual meeting or any adjournment thereof.

Our Board of Directors has no knowledge of any other business to be transacted at the annual meeting.

Who can vote?

To be able to vote, you must have been a shareholder of record at the close of business on September 12, 2008. This date is the record date for the annual meeting.

Shareholders of record at the close of business on September 12, 2008 are entitled to vote on each proposal at the annual meeting. The number of outstanding common shares entitled to vote on each proposal at the meeting is 44,467,035.

How many votes do I have?

Each common share of VistaPrint that you owned on the record date entitles you to one vote on each matter that is voted on at the annual meeting.

Is my vote important?

Your vote is important regardless of how many common shares you own. Please take a moment to read the instructions below and to vote your shares. Choose the way to vote that is easiest and most convenient for you and submit your proxy as soon as possible to ensure that your shares are represented and voted at the annual meeting.

How do I vote?

You may deliver your proxy to vote your shares in one of the following ways or you may vote in person at the annual meeting.

You may submit your proxy to vote by mail. You may vote by completing and signing the proxy card that accompanies this proxy statement and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter to be voted on as described in this proxy statement, the shares you own will be voted in accordance with the recommendations of our Board of Directors. The Board of Directors recommends that you vote **FOR** Proposals 1, 2 and 3.

You may submit your proxy to vote over the Internet. If you have Internet access, you may submit your proxy to vote your shares from any location in the world by following the "Submit Your Proxy to Vote-by-Internet" instructions set forth on the enclosed proxy card.

You may submit your proxy to vote by telephone. You may submit your proxy to vote your shares by telephone by following the "Submit Your Proxy to Vote-by-Telephone" instructions set forth on the enclosed proxy card.

You may vote in person. If you attend the meeting in person at the location set forth in the accompanying Notice of 2008 Annual General Meeting, you may vote by delivering your completed proxy card in person or you may vote by completing a ballot. Ballots will be available at the meeting.

Can I change my vote after I have mailed my proxy card or after I have submitted my proxy to vote my shares over the Internet or by telephone?

Yes. You can revoke your proxy and change your vote at any time before the polls close at the meeting by doing any one of the following things:

- signing and delivering another proxy with a later date to our Corporate Secretary at Canon's Court, 22 Victoria Street, Hamilton, Bermuda;
- submitting another proxy to vote with a later date over the Internet or by telephone;
- giving our Secretary written notice before or at the meeting that you want to revoke your proxy; or
- voting in person at the meeting.

Your attendance at the meeting alone will not revoke your proxy.

Can I vote if my shares are held in "street name"?

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

If your shares are held in street name, you must bring an account statement or letter from your brokerage firm or bank showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the meeting on November 7, 2008. To be able to vote your shares held in street name at the meeting, you will need to obtain a proxy card from the holder of record.

What constitutes a quorum?

In order for business to be conducted at the annual meeting with respect to a particular matter, a quorum must be present for that particular matter. For each of the proposals described in the accompanying Notice of 2008 Annual General Meeting, a quorum consists of at least two shareholders present in person or by proxy and entitled to vote and holding or representing more than a majority of the outstanding shares entitled to vote, or at least 22,233,518 shares.

Common shares represented in person or by proxy (including "broker non-votes," as described below, and shares that abstain or do not vote with respect to a particular proposal to be voted upon) will be counted for the purpose of determining whether a quorum exists at the annual meeting for that proposal, but these "broker non-votes" and abstentions would have no effect on the voting on a matter that requires the affirmative vote of a certain percentage of votes cast or shares voting on that matter. "Broker non-votes" are shares that are held in "street name" by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

If a quorum is not present, the annual meeting will be adjourned until a quorum is obtained.

What vote is required for each item?

For each of the proposals being considered at the annual meeting, approval of the proposal requires the affirmative vote of a simple majority of the votes cast. There is no cumulative voting in the election of directors. The election of each director nominee will be considered and voted upon as a separate proposal. Abstentions and "broker non-votes" are not counted as votes cast and will not affect the voting results on any proposals. If the proposal for the election of a director nominee does not receive the required majority of the votes cast, then the director will not be elected and the position on the Board of Directors that would have been filled by the director nominee will become vacant. The Board of Directors has the ability to fill any vacancy upon the recommendation of its Nominating and Corporate Governance Committee.

How will votes be counted?

Each common share will be counted as one vote according to the instructions contained on a properly completed proxy, whether submitted by mail, over the Internet or by telephone, or on a ballot voted in person at the annual meeting. Shares will not be voted in favor of a proposal if either (1) the shareholder abstains from voting on a particular matter, or (2) the shares are broker non-votes.

Who will count the votes?

The votes will be counted, tabulated and certified by Broadridge. A representative of Appleby Management (Bermuda) Ltd. will serve as the scrutineer at the meeting.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and we will not disclose your vote, unless (1) we are required to do so by law (including in connection with the pursuit or defense of a legal or administrative action or proceeding), or (2) there is a contested election for the Board of Directors. The scrutineer will forward any written comments that you make on the proxy card to management without providing your name, unless you expressly request disclosure on your proxy card.

How does the Board of Directors recommend that I vote on the proposals?

The Board of Directors recommends that you vote:

FOR the election of Robert S. Keane and Daniel Ciporin to serve as Class III directors on the Board of Directors, each for a term of three years;

FOR the approval of our Second Amended and Restated Bye-laws; and

FOR the ratification and approval of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2009.

Will any other business be conducted at the meeting or will other matters be voted on?

The Board of Directors does not know of any other matters that may come before the meeting. If any other matter properly comes before the meeting, the persons named in the proxy card that accompanies this proxy statement, whether you submit your proxy by mail, through the Internet or by telephone, will exercise their judgment in deciding how to vote, or otherwise act, at the meeting with respect to that matter or proposal.

Where can I find the voting results?

We will report the voting results in a Current Report on Form 8-K, which we expect to file within four business days of November 7, 2008, the date of the annual meeting.

How and when may I submit a shareholder proposal, including a shareholder nomination for director, for the 2009 annual general meeting?

If you are interested in submitting a proposal for inclusion in the proxy statement for the 2009 annual general meeting, you need to follow the procedures outlined in Rule 14a-8 of the Securities Exchange Act of 1934, or the Exchange Act. To be eligible for inclusion, we must receive your shareholder proposal intended for inclusion in the proxy statement for our 2009 Annual General Meeting of Shareholders at our registered offices in Hamilton, Bermuda as set forth below no later than June 12, 2009.

In addition, Bermuda law provides that shareholders who collectively hold at least 5% of the total voting rights of our outstanding common shares, or any group comprised of at least 100 or more registered shareholders, may require a proposal to be submitted to an annual general meeting of shareholders. Bermuda law generally requires that notice of such a proposal must be deposited at our registered office not less than six weeks before the date of the meeting.

Any proposals, nominations or notices should be sent to:

Secretary, VistaPrint Limited
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

With a copy to:
General Counsel
VistaPrint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

What are the costs of soliciting these proxies?

We will bear the costs of solicitation of proxies. We are initially soliciting these proxies by mail and e-mail, but our directors, officers and selected other employees may also solicit proxies by telephone, e-mail or by other means of communication without additional remuneration. Directors, officers and employees who help us in solicitation of proxies will not be specially compensated for those services, but they may be reimbursed for their reasonable out-of-pocket expenses incurred in connection with their solicitation. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of our common shares that they hold in their names. We will reimburse banks and brokers for their reasonable out-of-pocket expenses incurred in connection with the distribution of our proxy materials.

Will the 2008 financial statements be presented to the annual meeting?

Yes. At the annual meeting we will present the audited financial statements for the fiscal year ended June 30, 2008, as required by Bermuda law. Copies of these financial statements are included in our Annual Report on Form 10-K, which we are delivering to you with this proxy statement.

How can I obtain an Annual Report on Form 10-K?

Our Annual Report on Form 10-K for the fiscal year ended June 30, 2008 is available on our website at ir.vistaprint.com. If you would like a copy of our Annual Report, we will send you one without exhibits at no charge. Please contact:

VistaPrint Limited
c/o VistaPrint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
Email: ir@vistaprint.com

Our website address is provided for convenience only. We are not including the information on our website, or any information which may be linked through our website, as a part of this proxy statement nor is it incorporated herein.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to shareholders may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you contact us at the following address or telephone number: VistaPrint Limited, c/o VistaPrint USA, Incorporated, Attention: Investor Relations Department, 95 Hayden Avenue, Lexington, MA 02421, 781-652-6480. If you want to receive separate copies of the proxy statement or annual report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address or telephone number.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our common shares as of August 31, 2008 by:

- each shareholder we know to beneficially own more than 5% of our outstanding common shares;
- each director;
- each executive officer named in the Summary Compensation Table under the heading "Executive Compensation"; and
- all of our directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Number of Common Shares Beneficially Owned(2)	Percent of Common Shares Beneficially Owned(3)
5% Shareholders		
Entities affiliated with Janus Capital Management LLC(4) 151 Detroit Street Denver, CO 80206	4,725,336	10.6
Entities affiliated with Ameriprise Financial, Inc(5) 145 Ameriprise Financial Center Minneapolis, MN 55474	4,671,639	10.5
Entities affiliated with William Blair & Company, L.L.C.(6) 222 W Adams Chicago, IL 60606	4,608,615	10.4
Entities affiliated with Wells Fargo & Company(7) 420 Montgomery Street San Francisco, CA 94163	4,482,506	10.1
Entities affiliated with AXA Financial, Inc.(8) 1290 Avenue of the Americas New York, NY 10104	3,123,961	7.0
Entities affiliated with FMR LLC(9) 82 Devonshire Street Boston, MA 02109	2,726,423	6.1
Entities affiliated with Thornburg Management, Inc.(10) 119 E. Marcy Street Santa Fe, NM 87501	2,250,934	5.1
Entities affiliated with Alydar Partners, LLC(11) 222 Berkeley Street Boston, MA 02116	2,216,000	5.0
Executive Officers and Directors		
Robert S. Keane(12)	3,024,744	6.7
Wendy Cebula(13)	138,785	*
Anne Drapeau(14)	87,331	*
Harpreet Grewal(15)	45,935	*
Janet Holian(16)	91,410	*
Daniel Ciporin	32,525	*
John J. Gavin, Jr.	10,537	*
George Overholser	124,452	*
Louis Page(17) Window to Wall Street 39 Cedar Hill Road Dover, MA 02030	314,591	*
Richard Riley	37,525	*
All executive officers and directors as a group (10 persons)	3,907,835	8.5

* Less than 1%

(1) Unless otherwise indicated, the address of each director and executive officer listed is c/o VistaPrint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421.

(2) For each person or entity in the table above, the "Number of Shares Beneficially Owned" column may include common shares attributable to the person or entity because of that holder's voting or investment power or other relationship. The number of common shares beneficially owned by each person or entity included in the table above is determined under rules promulgated by the Securities and Exchange Commission, or SEC. Under these rules, a person or entity is deemed to have "beneficial ownership" of any shares over which that person or entity has or shares voting or investment power, plus any shares that the person or entity may acquire within 60 days of the date established for the purpose of determining ownership, including through the exercise of share options. The amounts reported in the table above include the following number of common shares issuable upon vesting of restricted share units and upon exercise of outstanding share options which may be exercised on or before 60 days after August 31, 2008: Mr. Keane, 828,654 shares; Ms. Cebula, 93,785 shares; Ms. Drapeau, 87,331 shares; Mr. Grewal, 45,935 shares; Ms. Holian, 87,410 shares; Mr. Ciporin, 32,273 shares; Mr. Gavin, 10,285 shares; Mr. Overholser, 42,273 shares, Mr. Page, 2,273 shares; Mr. Riley, 37,273 shares; and all executive officers and directors as a group, 1,267,492 shares. Unless otherwise indicated, each person or entity referenced in the table has sole voting and investment power over the shares listed. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder.

(3) The percentage ownership for each shareholder on August 31, 2008 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder by (2) 44,413,463, the number of common shares outstanding on August 31, 2008, plus any shares issuable (including vested restricted share units and share options exercisable) within 60 days after August 31, 2008 by the shareholder.

(4) The number of shares reflected as beneficially owned by Janus Capital Management LLC is based upon information provided in a Schedule 13G/A filed by Janus Capital Management LLC with the SEC on February 14, 2008.

(5) The number of shares reflected as beneficially owned by Ameriprise Financial, Inc. is based upon information provided in a Schedule 13G filed by Ameriprise Financial, Inc. with the SEC on June 9, 2008. Ameriprise Financial, Inc. reported that it has shared voting power with respect to 29,188 common shares.

(6) The number of shares reflected as beneficially owned by William Blair & Company, L.L.C. is based upon information provided in a Schedule 13G/A filed by William Blair & Company, L.L.C. with the SEC on July 10, 2008.

(7) The number of shares reflected as beneficially owned by Wells Fargo & Company is based upon information provided in a Schedule 13G/A filed by Wells Fargo & Company with the SEC on June 11, 2008. Wells Fargo & Company reported that it has sole voting power with respect to 3,538,322 common shares.

(8) The number of shares reflected as beneficially owned by AXA Financial, Inc. is based upon information provided in a Schedule 13G/A filed by AXA Financial, Inc. with the SEC on February 14, 2008. AXA Financial, Inc. reported that it has sole voting power with respect to 2,544,820 common shares.

(9) The number of shares reflected as beneficially owned by FMR LLC is based upon information provided in a Schedule 13G/A filed by FMR LLC with the SEC on August 11, 2008.

(10) The number of shares reflected as beneficially owned by Thornburg Investment Management, Inc. is based upon information provided in a Schedule 13G/A filed by Thornburg Investment Management, Inc. with the SEC on February 29, 2008.

(11) The number of shares reflected as beneficially owned by Alydar Partners, LLC is based upon information provided in a Schedule 13G filed by Alydar Partners, LLC with the SEC on June 2, 2008. Alydar Partners, LLC reported that it has shared voting power with respect to 2,216,000 common shares

(12) Includes an aggregate of (i) 2,043,130 shares held by family trusts and other entities established for the benefit of Mr. Keane and/or members of his immediate family, or the Trusts; (ii) 152,960 shares held jointly with Mr. Keane's spouse; and (iii) 73,381 shares held by a charitable entity established by Mr. Keane and his spouse. Voting and investment power with respect to the common shares in the Trusts is held by trustees other than Mr. Keane or his spouse, who do not have such rights. Voting and investment power with respect to the shares held jointly by Mr. Keane and his spouse and by the charitable entity is shared by Mr. Keane and his spouse. Mr. Keane disclaims beneficial ownership of the shares held by the Trusts except to the extent of his pecuniary interest therein. Mr. Keane disclaims beneficial ownership of the shares held by the charitable entity.

(13) Includes 9,000 shares held by trusts established by Ms. Cebula's spouse. Ms. Cebula disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(14) Ms. Drapeau resigned as Executive Vice President and Chief People Officer effective August 8, 2008.

(15) Mr. Grewal resigned as Chief Financial Officer effective September 2, 2008.

(16) Includes 10,062 shares held by trusts established by Ms. Holian's spouse. Ms. Holian disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(17) Includes 308,318 shares held by Window to Wall Street, Inc. and 4,000 shares held in custodial accounts for the benefit of Mr. Page's minor children. Mr. Page is president of Window to Wall Street Inc. Mr. Page disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and the holders of more than 10% of our common shares to file with the SEC initial reports of ownership of our common shares and other equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Officers, directors and 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based on our review of copies of reports filed with the SEC and except as set forth in the above table, we do not believe that there are currently any beneficial owners of more than ten percent of our common shares.

Based solely on our review of copies of reports filed by the reporting persons furnished to us or written representations from such persons pursuant to Item 405 of Regulation S-K, we believe that during the fiscal year ended June 30, 2008, the reporting persons complied with all Section 16(a) filing requirements other than with respect to a Form 4 filing by Mr. Page on May 7, 2008 to report an automatic vesting of 134 common shares on May 2, 2008 pursuant to a grant of Restricted Share Units.

PROPOSAL 1—ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes, with one class being elected each year and members of each class holding office for a three-year term. Our Board of Directors currently consists of six members, two of whom are Class I directors (with terms expiring at the 2009 annual general meeting), two of whom are Class II directors (with terms expiring at the 2010 annual general meeting), and two of whom are Class III directors (with terms expiring at the annual meeting).

The Nominating and Corporate Governance Committee of the Board of Directors has recommended to the Board of Directors, and the Board of Directors has nominated, Robert S. Keane and Daniel Ciporin for election as Class III directors at the annual meeting. Messrs. Keane and Ciporin currently serve as Class III directors. Mr. Keane has been a director since January 1995 and Mr. Ciporin has been a director since September 2005.

The persons named in the enclosed proxy card will vote to elect Messrs. Keane and Ciporin as Class III directors, unless you withhold authority to vote for the election of either or both nominees by marking the proxy card (whether executed by you or submitted through the Internet or by telephone) to that effect. Each of the nominees has indicated his willingness to serve if elected.

The following paragraphs provide information as of the date of this proxy statement about each member of our Board of Directors, including each of the nominees for Class III directors. The information presented includes information each director has given us about his age, all positions he holds, his principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he serves as a director. Information about the number of common shares beneficially owned by each director appears under the heading "Security Ownership of Certain Beneficial Owners and Management."

There are no family relationships among any of the directors and executive officers of VistaPrint. No arrangements or understandings exist between any director or any person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Nominees for Class III Directors (Terms to Expire at the 2008 Annual General Meeting)

ROBERT S. KEANE, ***Director since January 1995***

Mr. Keane, age 45, is the founder of VistaPrint and has served as our President and Chief Executive Officer and Chairman of our Board of Directors since he founded the Company in January 1995. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager.

DANIEL CIPORIN, ***Director since September 2005***

Mr. Ciporin, age 50, has served as a Venture Partner at Canaan Partners, a venture capital firm, since March 2007. From January 1999 through June 2005, Mr Ciporin served as the Chief Executive Officer of Shopping.com Ltd., a publicly-traded comparison shopping service, and then as Chairman of Shopping.com Ltd. until its acquisition by Ebay in August 2005. From August 2005 to March 2007, Mr. Ciporin provided independent consulting and advisory services and was Chairman of The Internet Lab, a joint venture between the Israeli venture capital fund Gemini and the US venture capital fund Lightspeed. Prior to joining Shopping.com Ltd., Mr. Ciporin served as Senior Vice President of MasterCard International, a consumer credit company, responsible for global debit services. Mr. Ciporin is also a member of the board of directors of Primedia Inc., a target media company, and Corel Corporation, a computer software company.

Class I Directors (Terms Expire at the 2009 Annual General Meeting)

JOHN J. GAVIN, Jr., ***Director since August 2006***

Mr. Gavin, age 53, served as Chief Financial Officer of BladeLogic, Inc., a provider of data center automation software from January 2007 through June 2008. From April 2004 through December 2006, Mr. Gavin was Chief Financial Officer of Navisite, Inc., a provider of information technology hosting, outsourcing and professional services. From January 2002 to April 2004, Mr. Gavin was a private investor. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, a consulting firm, which was acquired by Novell, Inc. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation, a manufacturer of computing equipment, including serving as Vice President and Chief Financial Officer. Mr. Gavin also spent ten years at Price Waterhouse LLP, an accounting firm, in various accounting and audit positions including as Senior Manager in charge of multi-national audits. From October 2001 through April 2005, Mr. Gavin also served as a member of the board of directors and chairman of the audit committee of Ascential Software, a publicly-traded corporation and provider of integration software. Mr. Gavin is a certified public accountant.

GEORGE OVERHOLSER, ***Director since July 2004***

Mr. Overholser, age 48, presently serves as Founder and Managing Director of NFF Capital Partners, an investment banking firm for nonprofit organizations. Mr. Overholser was the founder of North Hill Ventures, a venture capital firm and served as its Senior Vice President from 1999 through June 2008. From 1994 to 1999, Mr. Overholser was Head of Strategy and New Business Development for Capital One, Inc., a company specializing in consumer lending.

Class II Directors (Terms Expire at the 2010 Annual General Meeting)

LOUIS PAGE, ***Director since September 2000***

Mr. Page, age 42, has served as President and General Partner of Window to Wall Street Inc., a venture capital firm, since October 1995. Mr. Page is a chartered financial analyst.

RICHARD T. RILEY, ***Director since February 2005***

Mr. Riley, age 52, has served as Chairman of the Board of Directors and Chief Executive Officer of LoJack Corporation, a publicly-traded corporation and provider of stolen vehicle recovery technology, since November 2006 and as President, Chief Operating Officer and as a member of the board of directors of Lojack Corporation from February 2005 through November 2006. From 1997 through 2004, Mr. Riley held a variety of positions with New England Business Service, Inc., a provider of products and services to small businesses, most recently serving as Chief Executive Officer, President, Chief Operating Officer and director. Mr. Riley is a certified public accountant.

The Board of Directors recommends that you vote FOR the election of Messrs. Keane and Ciporin as Class III directors.

CORPORATE GOVERNANCE

General

We believe that good corporate governance is important to ensure that VistaPrint is managed for the long-term benefit of our shareholders. The Board of Directors has adopted corporate governance guidelines to assist the Board of Directors in the exercise of its duties and responsibilities and to serve the best interests of our Company and our shareholders. These guidelines, which provide a framework for the conduct of the Board of Director's business, provide, among other things, that:

- the principal responsibility of the directors is to oversee our management, including, among other things, reviewing and approving fundamental operating, financial and other corporate plans, strategies and objectives, evaluating the performance of the Company and its executive officers and requiring, approving and implementing senior executive officer succession plans;
- a majority of the members of the Board of Directors shall be independent directors;
- the independent directors shall meet at least twice a year in executive session;
- directors shall have full and free access to management and employees and, as necessary and appropriate, to hire and consult with independent advisors;
- all directors are expected to participate in continuing director education on an ongoing basis; and
- at least annually the Nominating and Corporate Governance Committee shall oversee a self-evaluation of the Board of Directors to determine whether the Board of Directors and its committees are functioning effectively.

You can access the current charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics at www.vistaprint.com or by writing to:

Investor Relations Department
VistaPrint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
Email: ir@vistaprint.com

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website, www.vistaprint.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq stock market listing standards concerning any amendments to, or waivers from, any provision of the code.

Determination of Independence

Under Nasdaq rules, directors only qualify as "independent directors" if, in the opinion of our Board of Directors, they do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board of Directors has determined that none of Daniel Ciporin, John J. Gavin, Jr., George Overholser, Louis Page or Richard Riley has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 4200(a)(15) of the Nasdaq Stock Market, Inc. Marketplace Rules.

In determining the independence of the directors listed above, our Board of Directors considered the registration rights that have been granted to certain of our directors as discussed in the section captioned "Certain Relationships and Related Transactions."

Director Nomination Process

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Board of Directors.

In considering whether to recommend any particular candidate for inclusion in the Board of Directors' slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria for nominating directors set forth as an attachment to our Corporate Governance Guidelines. These criteria include among others the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, absence of any conflicts of interest and the ability to act in the interests of all shareholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board of Directors to fulfill its responsibilities.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our common shares for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Corporate Secretary, VistaPrint Limited, Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda, with a copy to General Counsel, VistaPrint USA, Incorporated, 95 Hayden Avenue, Lexington, MA 02421. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Board of Directors Meetings and Committees

The Board of Directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The Board of Directors' primary responsibility is to oversee the management of VistaPrint and, in so doing, serve the best interests of the Company and its shareholders. Subject to oversight by the Nominating and Corporate Governance Committee, the Board of Directors selects, evaluates and provides for the succession of executive officers and the Board of Directors nominates for election, at annual general shareholder meetings, individuals to serve as directors of VistaPrint, after considering the recommendation of the Nominating and Corporate Governance Committee and elects individuals to fill any vacancies on the Board of Directors to the extent not filled by shareholders in general meetings. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. It participates in decisions that have a potential major economic impact on VistaPrint. Management keeps the directors informed of Company activity through regular written reports and presentations at Board of Directors and committee meetings.

The Board of Directors met six times in person in fiscal 2008. During fiscal 2008, each of our directors who served as a director during fiscal 2008 attended 75% or more of the total number of meetings of the Board of Directors and the committees of which such director was a member during the period of time he served on such committee, with the exception of Mr. Ciporin who attended four of the six meetings of the Board of Directors.

The Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees. Each committee has a charter that has been approved by the Board of Directors. The Audit Committee must review the appropriateness of its charter at least annually and the Compensation and Nominating and Corporate Governance Committee review their respective charters from time to time as they deem appropriate. Each committee must perform a self-evaluation at least annually. Mr. Keane is the only director who is an employee of VistaPrint and he does not participate in any meeting at which his compensation is evaluated. All members of all committees are non-employee directors and the Board of Directors has determined that all of the members of our three standing committees are independent as defined under the Nasdaq Stock Market, Inc. Marketplace Rules, and, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Our Board of Directors appoints, on a rotating basis, an independent director to serve as chairman of all executive sessions of the independent directors of the Company.

Our Corporate Governance Guidelines, which were adopted in connection with our initial public offering, set forth our policy that directors should attend annual general meetings of shareholders. All of our directors attended our 2007 annual general meeting of shareholders.

Audit Committee

The current members of our Audit Committee are Messrs. Gavin (Chair), Ciporin and Riley. The Board of Directors has determined that Mr. Gavin qualifies as an "audit committee financial expert" under the rules of the SEC. The Audit Committee's responsibilities include:

- appointing our independent registered public accounting firm, subject to shareholder ratification and approval;
- approving the compensation of, and assessing (or recommending the Board of Directors assess) the independence of, our registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including the receipt and consideration of certain reports from the firm;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- establishing procedures for the receipt, retention and treatment of accounting related complaints and concerns;
- reviewing and approving all related party transactions;
- in conjunction with our Chief Executive Officer, evaluating the performance of our Chief Financial Officer;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the Audit Committee report included in this proxy statement.

The Audit Committee met nine times during fiscal 2008.

Compensation Committee

The current members of the Compensation Committee are Messrs. Overholser and Page. The Compensation Committee's responsibilities include:

- reviewing and approving, or making recommendations to the Board of Directors with respect to, the compensation of our Chief Executive Officer and our other executive officers;
- overseeing and coordinating the evaluation of our Chief Executive Officer;
- overseeing and administering our cash and equity incentive plans;
- reviewing and making recommendations to the Board of Directors with respect to director compensation;
- reviewing and discussing with management the "Compensation Discussion and Analysis" and considering whether to recommend to the Board of Directors that the "Compensation Discussion and Analysis" be included in the proxy statement; and
- preparing the Compensation Committee report included in this proxy statement.

The processes and procedures followed by our Compensation Committee in considering and determining executive and director compensation are described below under the headings "Compensation Committee Approach" and "Compensation of Directors."

The Compensation Committee met seven times during fiscal 2008.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Messrs. Ciporin and Riley. The responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become Board of Directors members;
- recommending to the Board of Directors the persons to be nominated for election as directors and to each of the Board of Directors' Committees;
- overseeing an annual review by the Board of Directors with respect to succession planning for the Chief Executive Officer and other executive officers;
- reviewing the adequacy of our corporate governance guidelines; and
- overseeing an annual evaluation of the Board of Directors.

The processes and procedures followed by the Nominating and Corporate Governance Committee in identifying and evaluating director candidates are described above under the heading "Director Nomination Process."

The Nominating and Corporate Governance Committee met four times during fiscal 2008.

Communicating with the Independent Directors

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. The Nominating and Corporate Governance Committee, with the assistance of the Company's General Counsel, is primarily responsible for monitoring communications from shareholders and for providing copies or summaries to the other directors as its members consider appropriate.

Communications will be forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Nominating and Corporate Governance Committee considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which the Company may receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to the Board of Directors should address such communications to:

Board of Directors
c/o Secretary
VistaPrint Limited
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Report of the Audit Committee

The Audit Committee of the Board of Directors has furnished the following report:

The Audit Committee has reviewed VistaPrint's audited consolidated financial statements for the fiscal year ended June 30, 2008 and has discussed these financial statements with VistaPrint's management and independent registered public accounting firm.

The Audit Committee has also received from, and discussed with, VistaPrint's independent registered public accounting firm various communications that the independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standards 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380).

The independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Standards Board Standard No. 1, *Independence Discussions with Audit Committees*). The Audit Committee has discussed with the independent registered public accounting firm its independence from VistaPrint. The Audit Committee also considered whether the provision of other, non-audit related services referred to under the heading "Independent Registered Public Accounting Firm Fees and Other Matters," is compatible with maintaining the independence of our registered public accounting firm.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in VistaPrint's Annual Report on Form 10-K for the fiscal year ended June 30, 2008. The Audit Committee and Board of Directors also have appointed, subject to ratification and approval by the shareholders, Ernst & Young LLP as VistaPrint's independent registered public accounting firm for the fiscal year ending June 30, 2009.

Audit Committee of the Board of Directors
John J. Gavin, Jr., *Chairman*
Daniel Ciporin
Richard T. Riley

Certain Relationships and Related Transactions

Investor Rights Agreement

Prior to our initial public offering in September 2005, we entered into a third amended and restated investor rights agreement with certain holders of our preferred and common shares. Upon the completion of the initial public offering, all of our outstanding preferred shares automatically converted into common shares. Pursuant to the terms of the third amended and restated investor rights agreement, holders of at least 40% of the common shares having registration rights may demand that we register all or a portion of their common shares having an aggregate offering price of at least $3,000,000 for sale under the Securities Act. We are required to effect only two of these registrations. In addition, various holders of the common shares having registration rights may, from time to time, make unlimited requests for us to effect a registration on Form S-3, or any successor form, of their common shares having an aggregate offering price of at least $1,000,000, provided that we may not be required to effect more than two of these registrations in any twelve month period.

In addition, if at any time after our initial public offering we register any common shares, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common shares in the registration. The following related parties have, directly or indirectly, registration rights:

	Number of Registrable Common Shares Held as of August 31, 2008
Robert Keane	2,196,090
Louis Page	312,318
George Overholser	82,179

The registrable common shares attributable to Robert Keane include an aggregate of 2,043,130 shares held by family trusts and other entities established for the benefit of Mr. Keane and/or members of his immediate family; and 152,960 shares held jointly with Mr. Keane's spouse. The registrable common shares attributable to Louis Page include 308,318 shares held by Window to Wall Street Inc., of which Mr. Page is president, and 4,000 shares held in custodial accounts for the benefit of Mr. Page's minor children.

Policies and Procedures for Related Party Transactions

In August 2007, our Board of Directors adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $25,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person.

Any related person transaction proposed to be entered into by us must be reported to our general counsel and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction, whenever practicable. If our general counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee, or at the next meeting following the date that the related person transaction comes to the attention of our general counsel. Our general counsel, however, may present a related person transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

Transactions involving compensation of executive officers will be reviewed and approved by the compensation committee in the manner specified in the charter of the compensation committee.

A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in this policy after full disclosure of the related person's interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The audit committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

INFORMATION ABOUT EXECUTIVE OFFICERS

Background Information

Brief biographies of our executive officers as of October 10, 2008 follow.

Robert S. Keane *President, Chief Executive Officer and Chairman of the Board of Directors*	Mr. Keane is the founder of VistaPrint and has served as our President and Chief Executive Officer and Chairman of our Board of Directors since he founded the Company in January 1995. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager. Mr. Keane earned an A.B. in economics from Harvard College in 1985 and his M.B.A. from INSEAD in Fontainebleau, France in 1994. Mr. Keane is 45 years old.
Wendy Cebula *President, VistaPrint North America*	Ms. Cebula has served as President of VistaPrint's North American business unit since May 2008. From January 2007 through May 2008, Ms. Cebula served as Executive Vice President and Chief Operating Officer. From October 2002 to January 2007, Ms. Cebula served as our Chief Information Officer. Before joining VistaPrint in October 2000, Ms. Cebula served as director of database marketing and analysis at MotherNature.com, an online provider of personal health care products. She also spent three years working in marketing analytics and management at Partner's First, a direct to consumer financial services company. Ms. Cebula earned a B.S. degree in Finance at Rochester Institute of Technology. Ms. Cebula is 37 years old.
Michael Giannetto *Chief Financial Officer, effective September 2008*	Mr. Giannetto has served as Chief Financial Officer since September 2008. From May 2003 through August 2008, Mr. Giannetto served as our Senior Vice President of Finance. Before joining VistaPrint, from May 2001 to May 2003 Mr. Giannetto was the corporate controller at ePresence, a publicly-traded technology consulting company. Prior to that, Mr. Giannetto spent 14 years in the finance operations of Data General, a mini-computing and storage company which was acquired by EMC Corporation, an information infrastructure firm, in 1999. Among other roles, he served as the controller for Latin America and Canada operations at EMC Corporation and the director of corporate planning and accounting at Data General. Mr. Giannetto holds a B.S. in Accountancy from Bentley College and an M.B.A. from Babson College. Mr. Giannetto is 45 years old. Mr. Giannetto was not a named executive officer in our 2008 fiscal year, so discussion regarding his compensation for fiscal year 2008 is not included under the caption "Executive Compensation."

Janet Holian *President, VistaPrint Europe*	Ms. Holian has served as President of VistaPrint's European business unit since May 2008. From July 2000 through May 2008, Ms. Holian served as Executive Vice President and Chief Marketing Officer of VistaPrint USA, Incorporated. From January 1999 to June 2000, Ms. Holian served as Vice President, Corporate Marketing at Andover.Net, a Linux and Open Source technology portal. Prior to joining Andover.Net, Ms. Holian held the positions of Vice President of Marketing at PersonalAudio, Inc. and Director of Worldwide Marketing at MicroTouch Systems Inc. Ms. Holian earned her B.A. in economics and business from Westfield State College in 1981 and completed the Tuck Executive Program at the Amos Tuck School of Business at Dartmouth College in 1995. Ms. Holian is 48 years old.
Harpreet Grewal *Former Executive Vice President and Chief Financial Officer*	Mr. Grewal served as our Executive Vice President and Chief Financial Officer from October 2006 through September 2, 2008. Mr. Grewal ceased to be our Chief Financial Officer effective September 2, 2008.
Anne Drapeau *Former Executive Vice President and Chief People Officer*	Ms. Drapeau served as our Executive Vice President and Chief People Officer from September 2005 through August 8, 2008. Ms. Drapeau ceased to be Chief People Officer effective August 8, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Context

Our success is dependent on our ability to attract and retain top talent, and to motivate that talent to achieve outstanding short and long term performance. We seek to build a strong leadership team that shares a compelling, common vision for our future, that is capable of leading the organization to achieve aggressive financial and operational targets, and that will identify and execute opportunities to profitably expand our business.

Our Compensation Committee is responsible for establishing the compensation and perquisites of our executive officers, including the executives identified in the Summary Compensation table on page 30, whom we refer to as our named executive officers. The Compensation Committee currently consists of George Overholser and Louis Page, both of whom constitute "independent directors" as defined under NASDAQ rules. The Compensation Committee carries out its responsibilities as defined by the Compensation Committee charter adopted by the Board of Directors. The Compensation Committee charter is available on our website at www.vistaprint.com under the heading "Investor Relations." The Compensation Committee establishes VistaPrint's compensation philosophy and programs and exercises oversight with respect to the payment of annual salaries, bonuses, equity-based compensation and benefits to directors and executive officers.

Compensation Philosophy, Guiding Principles and Background

The Company's compensation philosophy is based on the following guiding principles:

- Enable us to attract and retain superior talent.
- Provide desirable incentives to motivate people toward their highest performance.
- Reward extraordinary performance with compensation that is correspondingly significantly above peer averages. Conversely, provide mechanisms that result in compensation below peer averages in the absence of extraordinary performance.
- Promote fair and equitable treatment relative to rewards, considering both internal and external comparisons.
- Link the amount of at-risk compensation and an individual's ability to influence performance outcomes.
- Seek to minimize implementation expense and maximize simplicity of compensation programs where possible, while not significantly compromising other guiding principles of our compensation philosophy.
- Evaluate and refine all compensation programs in light of the company's strategic direction and life-cycle stage, the practices of peers and the overall affordability of compensation packages.

Compensation Committee Approach

Each year, the Compensation Committee conducts a review of our executive compensation program, which includes a review and detailed competitive analysis performed by an independent compensation consultant. The Compensation Committee selected the firm DolmatConnell & Partners as the compensation consultant in fiscal year 2008. The Compensation Committee directly negotiated the proposal and statements of work and, with the support of VistaPrint employees, managed the relationship with the consultant. DolmatConnell was charged with, among other things, conducting the competitive assessment of our executive compensation package. DolmatConnell conducted detailed interviews with the Compensation Committee, the CEO, the executive team, and key leaders in our finance, human resources and legal organizations to gather historical data and insight into our compensation practices.

In its review, DolmatConnell analyzed base salary, target total cash compensation, actual total cash compensation, long-term incentive compensation, target total direct compensation and actual total direct compensation of the named executive officers as compared to two peer groups of companies. DolmatConnell developed, with Compensation Committee oversight, a "primary" comparison peer group consisting of publicly traded firms based upon annual revenue, industry, rate of growth, and market capitalization comparable to those of VistaPrint at the time of review. DolmatConnell also developed a second "aspirational" comparison peer group, consisting of companies whose annual revenues, growth rates and market capitalizations that would be comparable to VistaPrint in the future if VistaPrint achieved its current business objectives. The Compensation Committee reviewed the analysis of the aspirational peer group in order to forecast future compensation trends that may be applicable to us if we continue to experience growth rates similar to those we experienced in the past. The Compensation Committee considered the findings and recommendations of DolmatConnell as it determined named executive officer compensation for fiscal 2008 and based its determination of compensation packages upon the review of the primary peer group of similar sized firms. The primary peer group of the aspirational group consists of: Akamai Technologies, Inc., Ariba, Inc., Blue Nile, Inc., Choicepoint, Inc., CNET Networks, Inc., Digital River, Inc., Equinix, Inc., Fair Isaac Corp., Global Payments, Inc., Monster Worldwide, Inc., Netflix, Inc., Open Text, Corp., priceline.com Inc., RealNetworks, Inc., and SAVVIS, Inc.

The Compensation Committee believes that our executive compensation program provides an overall level of compensation that is competitive with the level of compensation of companies of similar size, complexity, revenue and growth potential, and that the executive compensation program also reflects the desired caliber, level of experience and performance of our executive team.

Compensation Components for Executives

The principal elements of our executive compensation program for named executive officers consist of base salary, cash bonus, non-qualified share options and restricted share units. Named executive officers also participate in the standard health and welfare benefits applicable to all of our employees, including matching contributions to a defined contribution (401(k)) retirement plan, health insurance benefits, and contributions toward life and disability insurance premiums. We also reimburse the CEO for the expense of a health club membership.

The Compensation Committee has established a "pay-for-performance" model for our named executive officers, with the total compensation package heavily weighted toward equity compensation. For fiscal 2008, target cash compensation (base salary plus target cash bonus) approximates the 30th to 40th percentiles of the primary peer group. If the established quarterly and annual targets are exceeded, actual cash compensation (base salary plus actual cash bonus) approximates the 45th to 55th percentile of this peer group. Total target direct compensation levels (base salary plus target cash bonus plus target annual equity incentives) approximate the 70th to 80th percentiles of the peer group. Outstanding long term performance could result in actual compensation in the 90th percentile or above.

Cash Compensation

Base Salary

Base salary is used to recognize the experience, skills knowledge and responsibilities of all employees, including our executives. The Compensation Committee established base salary compensation levels for named executive officers based on external market data and overall compensation philosophy. To establish base salaries for fiscal 2008, the Committee reviewed DolmatConnell's recommendations with respect to the salary compensation of officers with comparable qualifications, experience and responsibilities at companies in the primary peer group. The Committee set the CEO's base salary based on its analysis of the primary peer group data. The Committee also reviewed peer data for base salary levels for each of the executive officers. For fiscal

2008, the Committee chose to take an egalitarian approach to setting the cash compensation levels for the named executive officers directly reporting to the CEO, such that all named executive officers received the same base salary. This approach was chosen for several reasons: to create a sense of team, to demonstrate that we value the contribution of each of our executive leaders, and for simplicity.

Incentive Bonuses

The cash incentive bonus plan is designed to reward executives for the achievement of quarterly and annual financial goals, specifically, revenue growth and earnings per share growth. Revenue growth and earnings per share growth targets are set annually as part of our comprehensive strategic planning and budgeting process. The Compensation Committee believes the target goals are highly challenging yet achievable. Target bonus levels are set by the Compensation Committee based on analysis of primary peer group data and based on our pay-for-performance philosophy. Bonuses are based 50% on the achievement of target revenue growth and 50% based on the achievement of earnings per share growth. The plan allows for a maximum payout of 250% of the target bonus if both revenue growth and earnings per share growth (excluding share-based compensation) targets are exceeded by significant margins. If either revenue growth or earnings per share performance falls short of target levels by a determined margin, the actual bonus payout is zero. Although each executive officer is eligible to receive an award under the plan, the granting of the awards to any individual or the officers as a group is entirely at the discretion of our Compensation Committee. The following table sets forth the target bonus levels for executive officers that the Compensation Committee established for fiscal 2008:

Name	Target Bonus as a Percentage of Base Salary (%)	Target Bonus ($)
Robert Keane	103.75%	$415,000
Wendy Cebula	60%	$150,000
Anne Drapeau	60%	$150,000
Harpreet Grewal	60%	$150,000
Janet Holian	60%	$150,000

For fiscal 2008, the target cash bonus levels and their performance measures were the same for each named executive officer directly reporting to the CEO, which resulted in identical actual payouts for those officers. This approach was intended to align executive compensation for named executive officers with the same financial goals and to promote teamwork.

Equity-Based Compensation

Overview and Background

The equity award program is the primary vehicle for offering long-term incentives and is a key retention tool. Executives and employees may be granted equity compensation both at the time of hire and annually as part of a retention grant program. We currently use two equity-based compensation vehicles: time-based vesting share options and time-based vesting restricted share units. The value of the equity grants made to named executive officers is determined by evaluating the peer group analysis and identifying the grant value required to ensure that total target direct cash and equity compensation is in the $70\text{-}80^{th}$ percentile range. In general, grants made to the CEO are in the form of share options. The Committee believes that granting share options is an effective way to motivate the CEO to manage the company in a manner that is consistent with our long term interests and those of our shareholders, as such compensation is fully at risk with share options generating returns for the CEO only if our share price increases. In fiscal 2008, the Committee provided equity grants to named executive officers other than the CEO in the form of restricted share units. This incentive vehicle also aligns the interests of the executive team with those of shareholders, as the value of the restricted share unit increases as our share price increases while balancing the volatility risk by providing the officer with the opportunity to receive VistaPrint common shares on the date the applicable vesting period lapses so long as the officer continues to be employed by us. To reflect the more balanced risk profile of our restricted share units, the Committee granted fewer restricted share units than if share options had been granted, which allows us to more efficiently deliver incentive compensation by reducing the number of shares issued under our incentive compensation plans.

New executive hires are generally offered restricted share units at the time of hire. The Compensation Committee has also determined that all non-executive employees are eligible to receive restricted share units at the time of hire. Some non-executive employees are also eligible to receive additional restricted share unit grants as part of the annual retention grant program.

While share prices may reflect corporate performance over the long-term, the Compensation Committee recognizes that other factors, such as general economic conditions and varying attitudes among investors toward the stock market in general, and specific industries and/or companies in particular, may significantly affect share prices at any point in time. Accordingly, the annual base salary and cash bonus components of the executive compensation program emphasize current company performance and the realization of defined financial objectives that are independent of short-term fluctuations in share price, which may be affected by general stock market conditions and other factors beyond the control of our named executive officers.

Share Awards Granted

Share Options and Restricted Share Units for Executives

Equity compensation is a significant portion of each named executive officer's total direct compensation package. Share options and restricted share units are granted to our named executive officers based on assessment of past performance, the importance of retaining their services, the potential for their performance to help us attain long-term goals, and competitive peer group data. The Compensation Committee worked with DolmatConnell to analyze the competitive practices of the primary peer group to determine individual share option and restricted share unit awards. Share options are granted with an exercise price equal to the closing price of the Company's common shares on the date of grant. Both share options and restricted share units vest ratably over a four year period.

Restricted Share Units for Employees

The framework for providing restricted share units to employees follows a similar methodology to equity grants to executives and is based upon market practices for our industry, size and geographic locations. Time-vested restricted share units are intended to align the employees' interests with those of our shareholders and serve as a retention tool. The restricted unit awards vest ratably over a four year period.

Timing of Grants

Share option awards to our named executive officers are granted annually in conjunction with the review of their individual performance and the independent consultant's compensation study. The intent is to conduct this review at the regularly scheduled meeting of the Compensation Committee, held in conjunction with the quarterly Board of Directors meeting in April or May of each year. Fiscal 2008 grants were made at the May 2008 Compensation Committee meeting. Future annual grants are expected to be made in April or May of the given fiscal year. Restricted share unit grants to employees who are not named executive officers typically are made during the company performance review cycle which concludes in June each year.

Employee Benefit Programs

The Compensation Committee has specifically chosen to provide named executive officers with the same health and welfare benefits provided to other US-based employees. The Compensation Committee believes that all US-based employees should have access to similar levels of health and welfare benefits. Participation in the plans offered requires employee contributions at an industry standard or better rate. As such, named executive officers have the opportunity to participate in our medical, dental, vision, and disability plans. Additionally, they are also offered the same flexible spending accounts, group life and accidental death and dismemberment insurance as those offered to all employees. They may also participate in the 401(k) plan which provides a company match of up to 50% on the first 6% of the participant's annual salary that is contributed, with company matching contributions vesting ratably over a four year period.

Perquisites

Executives generally are not entitled to benefits that are not otherwise available to all other employees that work in our US subsidiary. In fiscal 2008 the only perquisite offered to our named executive officers was reimbursement for health club membership fees for the CEO. This perquisite historically has been granted to the CEO for many years and the cost of this benefit constitutes an extremely small percentage of the CEO's total compensation.

Executive Retention and Other Agreements

We have entered into executive retention agreements with each of the following individuals who were named executive officers as of October 10, 2008:

- Robert S. Keane, President and Chief Executive Officer;
- Janet Holian, President, VistaPrint Europe
- Wendy Cebula, President, VistaPrint North America; and
- Michael Giannetto, Chief Financial Officer

Mr. Keane's executive retention agreement provides that, in the event his employment is terminated by us without cause, as defined in his executive retention agreement, or he terminates his employment for good reason, as defined in his executive retention agreement, he will receive severance payments equal to one year's salary and bonus, based upon the highest annual salary and bonus paid or payable to Mr. Keane during the five-year period prior to his termination, and all other employment related benefits for one year following such termination. Mr. Keane's executive retention agreement also provides that, upon a change of control, as defined in the executive retention agreement, all share awards granted to Mr. Keane will accelerate and become fully vested and, if Mr. Keane's employment is subsequently terminated following the change of control by the successor company without cause or Mr. Keane terminates his employment for good reason, he will have one year from the date of termination in which to exercise certain of the unexercised options he holds. In addition, if Mr. Keane is required to pay any excise tax pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, as a result of compensation payments made to him, or benefits obtained by him (including the acceleration of options) resulting from a change in ownership or control of VistaPrint, we are required to pay him an amount, referred to as a gross-up payment, equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment.

The executive retention agreements with Ms. Holian, Ms. Cebula and Mr. Giannetto provide that, in the event the executive's employment is terminated by us without cause, as defined in the executive retention agreements, or by the executive for good reason, as defined in the executive retention agreements, prior to a change of control, as defined in the executive retention agreements, the executive will receive severance payments equal to six months' salary and bonus, based upon the highest annual salary and bonus paid or payable to the executive during the five-year period prior to termination, and all other employment related benefits for six months following such termination. These executive retention agreements also provide that, upon a change of control of the company, all share awards granted to the executive will accelerate and become fully vested. In addition, if the executive's employment is terminated by the successor company following the change of control without cause or by the executive for good reason, the severance payment to the executive is increased to one year's salary and bonus and benefit continuation, and the executive will have one year from the date of termination to exercise certain of the unexercised options he or she holds. In addition, if the executive is required to pay any excise tax pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, as a result of compensation payments made to him, or benefits obtained by the executive (including the acceleration of options) resulting from a change in ownership or control of VistaPrint, we are required to pay the executive an amount, referred to as a gross-up payment, equal to the amount of such excise tax plus any additional taxes attributable to such gross-up payment.

In addition, our former Chief Financial Officer, Mr. Grewal, and our former Chief People Officer, Ms. Drapeau, previously had retention agreements identical to those of Ms. Holian, Ms. Cebula and Mr. Giannetto described above. On April 3, 2008, Ms. Drapeau's retention agreement was cancelled and replaced with a transition agreement. This transition agreement is described in the Transition Agreements sections of this document. On May 13, 2008, Mr. Grewal's retention agreement was cancelled and replaced with a transition agreement. This transition agreement is also described in the Transition Agreements section of this document.

The following table sets forth information on the potential payments to Named Executive Officers upon termination or change in control of the Company, assuming the termination or change of control took place on June 30, 2008. Note that, as discussed above, Mr. Grewal's and Ms. Drapeau's retention agreements were not in effect on June 30, 2008 and neither would have received any payments upon termination of their employment, other than pursuant to their transition agreements described below. Mr. Giannetto does not appear on the table below because he was not a named executive officer during our 2008 fiscal year. The actual amounts that would be paid to any named executive officer can only be determined at the time of actual termination of employment or change in control and would vary from the amount listed below.

Name	Cash Payment ($)(1)	Accelerated Vesting of Share Awards ($)(2)	Accelerated Vesting of Restricted Shares ($)(3)	Welfare Benefits ($)(4)	Tax Gross Up Payment ($)(5)	Total ($)
Robert S. Keane						
• Termination Without Cause or With Good Reason	1,123,359	—	—	19,351	—	1,142,710
• Change in Control	—	2,777,631	—	—	4,344,500	7,122,131
Wendy Cebula						
• Termination Without Cause or With Good Reason prior to Change in Control	255,728	—	—	8,697	—	264,425
• Change in Control	—	554,813	1,664,472	—	3,471,189	5,690,474
• Change in Control w/ Termination Without Cause or With Good Reason	511,455	554,813	1,664,472	8,697	3,471,189	6,210,626
Janet Holian						
• Termination Without Cause or With Good Reason prior to Change in Control	255,728	—	—	6,220	—	261,948
• Change in Control	—	1,456,688	1,664,472	—	4,881,814	8,002,974
• Change in Control w/ Termination Without Cause or With Good Reason	511,455	1,456,688	1,664,472	6,220	4,881,814	8,520,649

(1) Amounts in this column reflect salary and bonus earned as of June 30, 2008.

(2) Amounts in this column represent the value of share options upon the triggering event described in the first column. The value of share options is based on the difference between the exercise price of the options and $26.76 which is the closing price of our common shares on the last trading day of fiscal 2008, June 30, 2008.

(3) Amounts in this column represent the value of restricted shares upon the triggering event described in the first column, based on a closing price of our common shares of $26.76 on the last trading day of fiscal 2008, June 30, 2008.

(4) Amounts reported in this column represent the estimated cost of providing employment related benefits during the period the named executive officer is eligible to receive those benefits as provided in the applicable executive retention agreement.

(5) This estimate is based on assumed values in the table.

Each executive officer has signed nondisclosure, invention assignment and non-competition and non-solicitation agreements providing for the protection of our confidential information and ownership of intellectual property developed by such executive officer and post-employment non-compete and non-solicitation provisions.

We have also entered into indemnification agreements with Ms. Cebula, Ms. Drapeau, Mr. Giannetto, Mr. Grewal and Ms. Holian and which provide such executive with indemnification comparable to that provided under our Amended and Restated Bye-Laws.

Transition Agreements

On May 13, 2008, we entered into a transition agreement with Harpreet Grewal, our former Executive Vice President and Chief Financial Officer, in connection with Mr. Grewal tendering his resignation, effective October 2, 2008. Pursuant to the transition agreement, Mr. Grewal continued to be employed by us as Chief Financial Officer through September 2, 2008, on which date he resigned as Executive Vice President Chief Financial Officer and was employed by us through October 2, 2008. The transition agreement further provides that Mr. Grewal will perform limited consulting services for us through July 2, 2009. Mr. Grewal continued to receive the same level of pay and benefits, including base salary, bonus and vesting of outstanding options and restricted share units, that he was entitled to immediately prior to the execution of the transition agreement through October 2, 2009; provided that his annualized base salary increased to $280,000 and his annual target bonus increased to $170,000 effective July 1, 2008. Mr. Grewal will not receive any additional compensation for rendering consulting services pursuant to the transition agreement.

Upon termination of his employment, Mr. Grewal became entitled to receive severance benefits equal to $180,000, plus an additional amount equal to $112,500 multiplied by the applicable yearly payout rate for fiscal year 2008 under our Executive Officer Fiscal Year 2008 bonus plan, less $5,000 multiplied by the applicable quarterly payout rate for the first quarter of fiscal year 2009 under our Executive Officer Fiscal Year 2009 bonus plan. The share options granted to Mr. Grewal in October 2006 and March 2007, for an aggregate of 139,714 common shares, ceased vesting as of the date of termination of Mr. Grewal's employment and the unvested options as of such date were forfeited. On October 2, 2008, the vesting of the restricted share units granted to Mr. Grewal in October 2006, for an aggregate of 100,000 common shares, accelerated such that the number of common shares that would have vested as of October 2, 2009 were fully vested as of the date of termination of Mr. Grewal's employment. The balance of the common shares issuable in connection with such restricted share unit were forfeited as of such termination date.

On April 3, 2008, we entered into a transition agreement with Anne S. Drapeau, our former Executive Vice President and Chief People Officer, in connection with Ms. Drapeau tendering her resignation effective September 30, 2008. Pursuant to the Transition Agreement, Ms. Drapeau was employed by us on a full-time basis through September 30, 2008 and received the same level of pay and benefits, including base salary, bonus and vesting of outstanding options, through September 30, 2008 that she was entitled to immediately prior to the execution of the transition agreement. Ms. Drapeau ceased serving as our Executive Vice President and Chief People Officer effective August 8, 2008. Ms. Drapeau is presently working with us as a part-time employee through December 31, 2008. In the event we terminate Ms. Drapeau's employment other than for cause prior to December 31, 2008, any of Ms. Drapeau's outstanding, unvested options that would have vested on or before December 31, 2008 but for such termination of employment shall become immediately exercisable in full.

The Role of Company Executives in the Compensation Process

Although the compensation process is managed and driven and decisions are made by the Compensation Committee, the views of certain named executive officers are taken into account in connection with setting the compensation of other named executive officers. The CEO makes initial recommendations with respect to named executive officers other than himself. Other named executive officers, as well as other employees of the Company, also participate in the preparation of materials presented to or requested by the Compensation Committee for use and consideration at Compensation Committee meetings.

Chief Executive Officer Compensation

Mr. Keane's compensation as CEO was set by the Compensation Committee by renaming and analyzing the total compensation and the components of total compensation, offered to the chief executive officers at those companies in our primary peer group, and the Compensation Committee also assesses our CEO's performance across a range of criteria, including leadership of the company, maintenance of business ethics and effective governance, our revenue and profit growth, strategic planning and new product development and enhancement of shareholder value. For fiscal 2008, the Compensation Committee targeted total target cash compensation for our CEO at the 30th - 40th percentile of the primary peer group companies, and total target direct cash and equity compensation at the 80th percentile of the total target cash and equity compensation for chief executive officers of companies in our primary peer group, consistent with the compensation philosophy outlined above. The CEO's base salary was set at $400,000 annually commencing July 1, 2007. The Compensation Committee set the CEO's target bonus opportunity at $415,000, or 103.75% of base salary for fiscal 2008. The Compensation Committee granted the CEO share options to purchase 333,318 common shares at an exercise price of $34.87, which was equal to the fair market value of our common shares on May 2, 2008, the date of grant. The Compensation Committee reviews the CEO's total compensation package on an annual basis and analyzes it in view of competitive data provided by the independent compensation consultant as described above and our performance for the fiscal year.

Share Ownership Guidelines

We encourage, but do not require, our named executive officers and directors to own our common shares.

Section 162(m)

The United States Internal Revenue Service, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and to each other officer (other than the chief executive officer and chief financial officer) whose compensation is required to be reported to our stockholders pursuant to the Exchange Act by reason of being among our three most highly paid executive officers. This deduction limitation can apply to compensation paid by U.S. subsidiaries of VistaPrint. Qualifying performance-based compensation is not subject to the deduction limitation if certain requirements are met. The compensation committee reserves the right to use its judgment to authorize compensation payments that may be subject to the Section 162(m) limitation when it believes that such payments are appropriate and in the best interests of VistaPrint and its stockholders, after taking into account changing business conditions or the officer's performance. Although the compensation committee considers the impact of Section 162(m) when administering VistaPrint's long-term compensation plans, it does not make decisions regarding executive compensation based solely on the expected tax treatment of such compensation. As a result, the compensation committee may deem it appropriate at times to forego qualified performance based compensation under Section 162(m) in favor of awards that may not be fully tax-deductible by VistaPrint's subsidiaries.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Board of Directors and the Board of Directors has agreed that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee of the
Board of Directors of VistaPrint Limited
George Overholser
Louis Page

SUMMARY COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation earned in the last fiscal year by:

(i) all individuals serving as our principal executive officer or acting in a similar capacity during the fiscal year ended June 30, 2008;

(ii) all individuals serving as our principal financial officer or acting in a similar capacity during the fiscal year ended June 30, 2008; and

(iii) our other three most highly compensated executive officers who were serving as executive officers at June 30, 2008 (whom we refer to collectively with (i) and (ii) above, as Named Executive Officers).

Name and Principal Position	Year	Salary ($)	Bonus ($)(6)	Share Awards ($)(7)	Option Awards ($)(7)	Non-Equity Incentive Plan Compensation ($)(8)	All Other Compensation ($)	Total ($)
Robert Keane,	2008	400,000	—	—	1,190,173	723,359	1,446(9)	2,314,978
President, Chief Executive Officer and Chairman of the Board(1)	2007	337,050	—	—	408,125	562,960	1,425(9)	1,309,561
Harpreet Grewal,	2008	250,000	—	764,966	568,204	261,455	6,750(10)	1,851,375
Executive Vice President and Chief Financial Officer(2)	2007	168,750(11)	100,000	495,523	255,866	213,792	6,600(10)	1,317,931
Wendy Cebula,	2008	250,000	—	81,903	295,863	261,455	6,750(10)	895,971
President, VistaPrint North America(3)	2007	212,404	—	—	281,198	220,473	6,600(10)	720,675
Anne Drapeau,	2008	250,000	—	—	491,257	261,455	6,750(10)	1,009,462
Executive Vice President and Chief People Officer(4)	2007	225,000	—	—	394,156	285,056	6,600(10)	910,812
Janet Holian,	2008	250,000	—	81,903	295,863	261,455	6,750(10)	895,971
President VistaPrint Europe(5)	2007	225,000	—	—	281,198	285,056	6,600(10)	797,854

(1) Mr. Keane did not receive any compensation in connection with his service as a director or as Chairman of the Board.

(2) Mr. Grewal tendered his resignation as Executive Vice President Chief Financial Officer effective as of September 2, 2008.

(3) Prior to May 2008, Ms. Cebula served as Executive Vice President and Chief Operating Officer.

(4) Ms. Drapeau tendered her resignation as Executive Vice President and Chief People Officer effective as of August 8, 2008.

(5) Prior to May 2008, Ms. Holian served as Executive Vice President and Chief Marketing Officer.

(6) Performance based incentive payments to the Named Executive Officers are made pursuant to non-equity incentive plans and therefore are not characterized as "Bonus" payments for the fiscal years ended June 30, 2007 and June 30, 2008, and are thus included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. The amount shown for Mr. Grewal for fiscal 2007 represents a sign on bonus paid on October 31, 2006.

(7) The amounts reported in this column represent the dollar amount we recognized for financial statement reporting purposes in fiscal 2008 and fiscal 2007, as applicable related to all outstanding share based awards pursuant to SFAS 123R. Assumptions used in the calculations for these amounts are included in Note 2 to our 2008 Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

(8) The amounts reported in this column represent amounts earned during fiscal 2008 under our Executive Officer Fiscal Year 2008 Bonus Plan and during fiscal 2007 under our Executive Officer Fiscal Year 2007 Bonus Plan. For additional information regarding these awards see "Compensation Discussion and Analysis –Incentive

Bonuses." The amounts were paid quarterly in fiscal 2008 and fiscal 2007 in accordance with the terms of the Executive Officer Fiscal Year 2008 Bonus Plan and the Executive Officer Fiscal Year 2007 Bonus Plan, as applicable.

(9) The amounts reported in this column represent payment of health club membership fees.

(10) The amounts reported in this column represent the matching contributions under VistaPrint USA's 401(k) deferred savings retirement plan.

(11) The amount represents salary paid to Mr. Grewal in fiscal 2007 from October 2, 2006, the date he commenced employment, through June 30, 2007, the last full day of fiscal 2007.

Grants of Plan-Based Awards in the Fiscal Year Ended June 30, 2008

The following table contains information regarding plan-based awards granted to each of the Named Executive Officers during the fiscal year ended June 30, 2008.

Grants of Plan-based Awards

Name	Grant Date	All Other Share Awards: Number of Shares or Share Units (2)(#)	All Other Option Awards: Number of Securities Underlying Options (3)(#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Share and Option Awards ($)(1)
Robert Keane	5/2/2008	—	333,318	34.87(4)	191,883
Harpreet Grewal	—	—	—	—	—
Wendy Cebula	5/2/2008	62,200	—	—	81,903
Anne Drapeau	—	—	—	—	—
Janet Holian	5/2/2008	62,200	—	—	81,903

(1) The amounts reported in this column represent the grant date fair value for each share-based award computed in accordance with SFAS 123R. Assumptions used in the calculations for these amounts are included in Note 2 to our 2008 Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

(2) Consists of restricted share units granted under our 2005 Amended and Restated Equity Incentive Plan that vest 25% one year after the date of grant and 6.25% per quarter thereafter.

(3) Consists of share options granted under our 2005 Amended and Restated Equity Incentive Plan that vest 25% one year after the date of grant and 6.25% per quarter thereafter.

(4) The exercise price equals the closing price of our common shares on the NASDAQ Global Select Market on the date of grant.

As discussed above, each of our Named Executive Officers participated in a cash incentive bonus program in fiscal 2008 and fiscal 2007. Under the cash incentive bonus plans for each of fiscal 2007 and fiscal 2008 each named executive officer's bonus was weighted as follows: 50% to achievement of Revenue targets, and 50% to achievement of earnings per share targets. Targets were based upon budge targets established by the Board of Directors. For the purposes of the bonus calculations: "Revenue" is defined as consolidated net revenue for VistaPrint Limited and all of its subsidiaries; and "earnings per share" is defined as earnings per share, on a fully diluted basis, calculated in accordance with US generally accepted accounting principles but excluding share option compensation expense determined in accordance with SFAS 123R, for the results of operations of VistaPrint Limited on a consolidated basis. No quarterly executive officer bonuses would be paid for either Revenue or earnings per share achievements if, for that quarter, either Revenue or earnings per share was less than 90% of budged goals. The bonus payments under Non-Equity Incentive Plan Compensation in the Summary Compensation Table above for fiscal 2007 and fiscal 2008 represent above target payouts on an aggregated annual basis for fiscal 2007 and fiscal 2008, respectively.

Each of the Named Executive Officers was issued the annual equity incentive grants under the 2005 Amended and Restated Equity Incentive Plan. Robert Keane was issued share options with an exercise price of $34.87 which was equal to the closing price of our common shares on May 2, 2008. In May 2008, each of the other Named Executives Officers, other than Mr. Grewal and Ms. Drapeau was issued restricted share units as part of the fiscal 2008 retention grant program. Both the share option and the restricted share unit grants vest over a four-year vesting period. The number of share options and restricted share units issued as part of the fiscal 2008 annual retention program was based upon the comprehensive competitive analysis conducted by our compensation consultant DolmatConnell and targets values that are commensurate with our primary peer group as determined by DolmatConnell. Given our compensation philosophy, more emphasis is placed upon equity compensation than cash compensation to better align the interests of our executives with the interests of the Company and our shareholders.

Outstanding Equity Awards at June 30, 2008

The following table contains information regarding unexercised options, unvested shares and equity incentive plan awards as of June 30, 2008 and the value of unexercised options, unvested shares and equity incentive plan awards that have not vested as of the end of the fiscal year ended June 30, 2008 for each of our Named Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Share Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Un-exercisable	Option Exercise Price (1)($)	Option Expiration Date	Number of Shares or Shares Units that Have Not Vested (2)(#)	Market Value of Shares or Share Units That Have Not Vested (3)($)
Robert Keane	150,000	—	4.11	1/28/2014		
	525,000	175,000	12.33	5/31/2015		
	56,896	73,154	23.31	8/4/2016		
	35,904	107,714	37.51	5/15/2017		
	—	333,318	34.87	5/2/2018		
					—	—
Harpreet Grewal	12,900	56,250	31.28	10/31/2016		
	12,428	37,286	37.51	5/15/2017		
					62,500	1,672,500
Wendy Cebula	9,000	—	4.11	1/28/2014		
	33,000	25,000	12.33	5/31/2015		
	43,750	56,250	23.31	8/4/2016		
	12,428	37,286	37.51	5/15/2017		
					62,200	1,664,472
Anne Drapeau	82,500	62,500	12.00	9/29/2015		
	14,691	18,890	23.31	8/4/2016		
	4,833	14,500	37.51	5/15/2017		
					—	—
Janet Holian	—	87,500	12.33	5/31/2015		
	43,750	56,250	23.31	8/4/2016		
	12,428	37,286	37.51	5/15/2017		
					62,200	1,664,472

(1) Each option has an exercise price equal to the fair market value of our common shares on the date of grant and becomes exercisable, subject to the Named Executive Officer's continued employment with us, as to

25% one year after the date of grant and 6.25% per quarter thereafter. The expiration date of each option occurs 10 years after the date of grant of each option.

(2) The restricted share unit becomes exercisable, subject to the Named Executive Officer's continued employment with us, as to 25% one year after the date of grant and 6.25% per quarter thereafter. The expiration date of each unit occurs 10 years after the date of grant of such restricted share unit.

(3) The market value of the restricted shares units is determined by multiplying the closing market price of our common shares on the NASDAQ Global Select Market on June 30, 2008, the last trading day of fiscal 2007, or $26.76, by the number of restricted share units.

Option Exercises and Shares Vested

The following table contains information with respect to option exercises and vesting of restricted share units on an aggregated basis during fiscal 2008 for each of our Named Executive Officers.

	Option Awards		Share Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1)($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2)($)
Robert Keane	—	—	—	—
Harpreet Grewal	20,850	209,946	37,500	1,454,688
Wendy Cebula	35,000	893,762	—	—
Anne Drapeau	25,000	805,150	—	—
Janet Holian	101,583	2,761,054	—	—

(1) Represents the net amount realized from all option exercises during fiscal 2008. In cases involving an exercise and immediate sale, the value was calculated on the basis of the actual sale price. In cases involving an exercise without immediate sale, the value was calculated on the basis of our closing sale price of our common shares on the NASDAQ Global Select Market on the date of exercise.

(2) The value realized on vesting of restricted share units is determined by multiplying the number of shares that vested by the closing sale price of our common shares on the NASDAQ Global Select Market on the date of vesting.

COMPENSATION OF DIRECTORS

The following contains information with respect to the compensation earned by directors in the fiscal year ended June 30, 2008:

Director Compensation

Name(1)	Fees Earned or Paid in Cash ($)	Share Awards (2)($)	Option Awards (2)($)	All Other Compensation (3)($)	Total ($)
Daniel Ciporin	34,500	15,624	88,980	7,216	146,320
John Gavin, Jr.	31,000	15,624	75,903	9,180	131,707
George M. Overholser	31,000	15,624	26,518	8,998	82,140
Louis Page	31,000	15,624	26,518	11,784	84,926
Richard Riley	37,500	15,624	26,518	10,084	89,726

(1) Robert Keane is a director of our company and has been omitted from this table because he receives no compensation for serving on our board. Information regarding Mr. Keane's compensation can be found under the caption "Summary Compensation Table."

(2) The amounts reported in these columns represent the grant date fair value for each share-based award computed in accordance with SFAS 123R. Assumptions used in the calculations for these amounts are included in Note 2 to our 2008 Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2008. The following are the aggregate number of restricted share units outstanding that have been granted to each of our non-employee directors as of June 30, 2008: Daniel Ciporin: 1,345; John Gavin, Jr.: 1,345; George M. Overholser: 1,345; Louis Page: 1,345; and Richard Riley: 1,345. The following are the aggregate number of option awards outstanding that have been granted to each of our non-employee directors as of June 30, 2008: Daniel Ciporin: 45,194; John Gavin, Jr.: 17,212; George M. Overholser: 45,194; Louis Page: 45,194; and Richard Riley: 45,194. All options referenced in this table were granted with an exercise price equal to the closing price of our common shares on the NASDAQ Global Select Market on the date of grant.

(3) The amounts shown represent reimbursement for out of pocket travel expenses.

We use a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill level required by us of members of our Board of Directors.

Mr. Keane was the only director during fiscal 2008 who was also an employee of VistaPrint and, since he was a Named Executive Officer, his compensation is set forth in the Summary Compensation Table under the heading "Executive Compensation." The following is a summary of the compensation paid to non-employee directors.

Fees

In fiscal 2008, each non-employee director received an annual cash retainer of $13,000, payable in quarterly installments, plus $3,000 for each regularly scheduled meeting of our Board of Directors that the director physically attended and $10,000 annually for each committee on which the director served. Non-employee directors are also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of our Board of Directors and its committees.

Equity Grants

On the date of each annual general meeting, each non-employee director will receive two equity grants: (i) a share option to purchase a number of common shares having a fair value equal to $50,000, up to a maximum of 12,500 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, and (ii) restricted share units having a fair value equal to $110,000.

Each newly elected or appointed non-employee director receives two equity grants upon his or her initial appointment or election to the board: (i) a share option to purchase a number of common shares having a fair value equal to $150,000, up to a maximum of 50,000 shares, granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, and (ii) restricted share units having a fair value equal to $125,000.

The directors' options and restricted share units vest at a rate of 8.33% per quarter over a period of three years from the date of grant, so long as the director continues to serve as a director on each such vesting date. Each option and restricted share unit terminates upon the earlier of ten years from the date of grant or 90 days after the director ceases to serve as a director. The exercise price of the options granted under our 2005 Non-Employee Directors' Share Option Plan, as amended, will be the fair market value of VistaPrint Limited common shares on the date of grant.

For the purposes of determining the number of share options and restricted share units to be granted at each annual general meeting or upon initial appointment, the fair value of each share option and restricted share unit is determined by the Board of Directors using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair market value of the share options or restricted share units. In fiscal year 2008, we used the Black-Scholes model to determine fair market value of share options and restricted share units.

Compensation Committee Interlocks and Insider Participation

During fiscal 2008, Messrs. Overholser and Page served as members of our Compensation Committee. No member of our Compensation Committee was at any time during fiscal 2008, or formerly, an officer or employee of VistaPrint or any subsidiary of VistaPrint. No member of our Compensation Committee had any relationship with us during fiscal 2008 requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1933.

During fiscal 2008, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2008 about the securities issued, or authorized for future issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by shareholders(1)	4,303,607	$19.12	2,741,890(2)
Equity compensation plans not approved by shareholders	—	—	—
Total	4,303,607	$19.12	2,741,890(2)

(1) Consists of our Amended and Restated 2000-2002 Share Incentive Plan, 2005 Amended and Restated Equity Incentive Plan and 2005 Non-Employee Directors' Share Option Plan, as amended. This column does not include an aggregate of 1,272,131 restricted share units that were unvested as of June 30, 2008.

(2) Includes 2,529,878 shares available for future awards under our 2005 Amended and Restated Equity Incentive Plan and 212,012 shares available for future awards under our 2005 Non-Employee Directors' Share Option Plan, as amended. No shares are available for future award under our Amended and Restated 2000-2002 Share Incentive Plan.

PROPOSAL 2—APPROVAL OF SECOND AMENDED AND RESTATED BYE-LAWS

On December 29, 2006 the Companies Amendment Act 2006 (other than Section 3), or the Amendment Act, was enacted in Bermuda. This legislation was passed with a view to modernizing the Bermuda Companies Act 1981, or the Act. The Board of Directors has approved the Second Amended and Restated Bye-laws, or the Amended Bye-laws, in light of these changes to the Act which incorporate the following principal changes to our existing Amended and Restated Bye-laws, or the Existing Bye-laws. If this proposal is not approved by our shareholders at the annual meeting, our Existing Bye-laws will continue to govern our corporate actions.

Our Board of Directors recommends that you vote FOR the approval of the Second Amended and Restated Bye-laws.

Electronic Delivery of Documents

The Amendment Act makes it possible for a Bermuda company to deliver an "electronic record" of documents to its shareholders and others via electronic mode such as e-mail or website postings. Previously we were required to deliver a hard copy of any such documents. The proposed Amended Bye-laws, if approved, will permit us to take advantage of the SEC's new "notice and access" rules to post notices of shareholder meetings and proxy statements and other documents to be sent by electronic means. These mechanisms could help us save on printing and postage costs and may be found to be more convenient for certain of our shareholders.

Treasury Shares

The Amendment Act makes it possible for a Bermuda company to acquire its own shares, to be held as treasury shares in lieu of cancellation. Treasury shares generally represent shares that were once traded in the market but which have since been reacquired by the issuing company and are available for retirement or later reissuance. Treasury shares are considered to be issued but not outstanding, cannot be voted and accrue no dividends. Under the Amendment Act, a company continues to be able to purchase its own shares for cancellation so long as its constitutional documents so permit. The proposed Amended Bye-laws, if approved, will permit the Company to hold reacquired shares in treasury rather than canceling them following a repurchase.

Execution of Instruments without Seal

The Amendment Act makes it possible for a Bermuda company to execute deeds and other instruments without a seal using the signature of an authorized person. Previously the execution of any such documents required a corporate seal. The proposed Amended Bye-laws, if approved, will permit us to take advantage of this flexibility to execute documents without a seal by allowing any director, corporate secretary or other person authorized by the Board of Directors to sign instruments on behalf of the Company.

Flexibility in Titles and Identities of Officers

The Amendment Act removes the requirement for a Bermuda company to appoint a President/Vice President or Chairman/Deputy Chairman and also eliminates the requirement that officers be directors. The proposed Amended Bye-laws, if approved, will permit us to take advantage of this flexibility.

Indemnity

The Amendment Act clarifies the position regarding a Bermuda company's ability to fund the costs of defending proceedings against directors and officers in circumstances where there have been allegations of fraud or dishonesty against them. The new legislation makes it clear that a company may advance monies to a director or officer of the company for the cost of defending any civil or criminal action involving allegations of fraud or dishonesty, on condition that such director or officer must repay the advanced amounts if the allegations are proved. The proposed Amended Bye-laws provide that we shall advance expenses incurred in defending any civil or criminal action for which indemnification is required under the Amended Bye-laws, upon receipt of an undertaking by the affected person to repay any such advance if the allegations of fraud or dishonesty are subsequently proved.

Text of the Proposed Second Amended and Restated Bye-laws

The proposed Second Amended and Restated Bye-laws are attached to this proxy statement as Appendix A. The summaries of the amendments are qualified in their entirety by reference to the text set forth in Appendix A, which text is hereby incorporated herein by reference.

PROPOSAL 3—RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Ernst & Young LLP, independent registered public accounting firm, as our auditors for the fiscal year ending June 30, 2009. If this proposal is not approved by our shareholders at the annual meeting, our Audit Committee will reconsider its selection of Ernst & Young LLP.

Our Board of Directors recommends that you vote FOR the ratification and approval of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2009.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table presents the aggregate fees and expenses billed for services rendered by Ernst & Young LLP, our independent registered public accounting firm, for the fiscal years ended June 30, 2008 and June 30, 2007.

	Fiscal 2008	Fiscal 2007
Audit Fees and Expenses(1)(2)	$603,750	$616,000
Audit-Related Fees and Expenses(2)(3)	16,500	14,600
Tax Fees and Expenses(2)(4)	179,881	279,000
All Other Fees and Expenses	—	—
Total Fees and Expenses	$800,131	$909,600

(1) Audit fees and expenses consisted of fees and expenses billed for the audit of our financial statements for the years ended June 30, 2008 and 2007, statutory audits of certain of our subsidiaries, and quarterly reviews of our financial statements. Audit fees for fiscal 2008 and 2007 also include fees for professional services rendered for the audits of (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting both as promulgated by Section 404 of the Sarbanes-Oxley Act.

(2) Includes fees and expenses for services rendered during the applicable fiscal year, notwithstanding when the fees and expenses were billed.

(3) Audit-related fees and expenses consisted of fees and expenses for services that are reasonably related to the performance of the audit and the review of our financial statements and that are not reported under "Audit Fees." These services relate to the audit of our 401(k) plan and fees for access to certain online applications.

(4) Tax fees and expenses consisted of fees and expenses for tax compliance (including tax return preparation), tax advice, tax planning and consultation services, and tax return preparation for expatriate employees. Tax compliance services accounted for $124,077 and $147,000 of the total tax fees billed in fiscal 2008 and 2007, respectively.

Audit Committee's Pre-approval Policy and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our registered public accounting firm. We may not engage the independent registered public accounting firm to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. From time to time, the Audit Committee may pre-approve services that are expected to be provided to VistaPrint by the independent registered public accounting firm during the following 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also subject to a maximum dollar amount. At regularly scheduled meetings of the Audit Committee, management or the independent registered public accounting firm report to the Audit Committee regarding services actually provided to VistaPrint.

During fiscal 2008, no services were provided to VistaPrint by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

OTHER MATTERS

Our Board of Directors does not know of any other matters that may come before the annual meeting. However, if any other matters are properly presented to the annual meeting, it is the intention of the persons named as proxies to vote, or otherwise act, in accordance with their judgment on such matters.

ELECTRONIC SUBMISSION OF PROXIES FOR VOTING

If you own your common shares of record, you may submit your proxy to vote your shares over the Internet at www.proxyvote.com or telephonically by calling 1-800-690-6903 and by following the instructions on the enclosed proxy card. Proxies submitted over the Internet or by telephone must be received by 11:59 p.m. Eastern Standard Time on November 6, 2008.

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm will provide a vote instruction form to you with this proxy statement, which you may use to direct how your shares will be voted. Many banks and brokerage firms also offer the option of submitting your proxy to vote over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

Management hopes that shareholders will attend the meeting. Whether or not you plan to attend, you are urged to complete, date, sign and return the enclosed proxy card in the accompanying postage-prepaid envelope (or submit your proxy to vote your shares over the Internet or by telephone). A prompt response will greatly facilitate arrangements for the meeting and your cooperation will be appreciated. Shareholders who attend the meeting may vote their shares personally even though they have sent in their proxies.

SECOND AMENDED AND RESTATED BYE-LAWS

of

VISTAPRINT LIMITED

I HEREBY CERTIFY that the within written Second Amended and Restated Bye-Laws are a true copy of the Second Amended and Restated Bye-Laws of **VistaPrint Limited** as adopted by the Shareholders thereof at the Annual General Meeting held on [ ], 2008 with effect as of [ ], 2008 in place of those originally adopted on 19 April 2002, as amended on 19 August 2003, further amended on 27 August 2004, further amended on 17 May 2005, and further amended on August 31, 2005.

Secretary

APPLEBY

INDEX

SECOND AMENDED AND RESTATED BYE-LAWS

of

VistaPrint Limited

INTERPRETATION

1. 1.1 In these Bye-Laws, unless the context otherwise requires:

"Bermuda" means the Islands of Bermuda;

"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

"clear days" means, in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

"the Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

"Company" means the company incorporated in Bermuda under the name of **VistaPrint Limited** on 19 April 2002;

"Director" means such person or persons as shall be appointed to the Board from time to time pursuant to these Bye-Laws;

"Indemnified Person" means any Director, Officer, Resident Representative, member of a committee duly constituted under Bye-Law 99 and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company, and his heirs, executors and administrators;

"Officer" means a person appointed by the Board pursuant to Bye-Law 112 and shall not include an auditor of the Company;

"paid up" means paid up or credited as paid up;

"Register" means the Register of Shareholders of the Company and, except in Bye-Laws 33 and 34, includes any branch register;

"Registered Office" means the registered office for the time being of the Company;

"Resident Representative" means (if any) the individual (or, if permitted in accordance with the Companies Acts, the company) appointed to perform the duties of resident representative set out in the Companies Acts and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

"Resolution" means a resolution of the Shareholders passed in general meeting or, where required, of a separate class or separate classes of shareholders passed in a separate general meeting or in either case adopted by resolution in writing in accordance with the provisions of these Bye-Laws;

"Seal" means the common seal of the Company and includes any authorised duplicate thereof;

"Secretary" includes a joint, temporary, assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

"share" means share in the capital of the Company and includes a fraction of a share;

"Shareholder" means a shareholder or member of the Company, provided that for the purposes of Bye-Laws 139-145 inclusive it shall also include any holder of notes, debentures or bonds issued by the Company;

"Specified Place" means the place, if any, specified in the notice of any meeting of the shareholders, or adjourned meeting of the shareholders, at which the chairman of the meeting shall preside;

"Subsidiary" and "Holding Company" have the same meanings as in section 86 of the Companies Act 1981, except that references in that section to a company shall include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

"these Bye-Laws" means these Second Amended and Restated Bye-Laws in their present form;

1.2 For the purposes of these Bye-Laws, a corporation which is a shareholder shall be deemed to be present in person at a general meeting if, in accordance with the Companies Acts its authorized representative is present.

1.3 Words importing only the singular number include the plural number and vice versa.

1.4 Words importing only the masculine gender include the feminine and neuter genders respectively.

1.5 Words importing persons include companies or associations or bodies of persons, whether corporate or un-incorporate.

1.6 A reference to writing shall include typewriting, printing, lithography, photography and electronic record.

1.7 Any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).

1.8 A reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and reference to any communication being delivered or received, or being delivered or received at a particular place, includes the transmission of an electronic record, and to a recipient identified in such manner or by such means as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.9 A reference to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an electronic record as the Board may from time to time approve or prescribe, either generally or for a particular purpose.

1.10 A reference to any statute or statutory provision (whether in Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force.

1.11 In these Bye-Laws:

1.11.1 powers of delegation shall not be restrictively construed but the widest interpretation shall be given thereto;

1.11.2 the word "Board" in the context of the exercise of any power contained in these Bye-Laws includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional Board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated;

1.11.3 no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of any other power of delegation; and

1.11.4 except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Bye-Laws or under another delegation of the powers.

REGISTERED OFFICE

2. The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

SHARE CAPITAL

3. 3.1 The authorised share capital of the Company at the date of adoption of these Bye-Laws is U.S.$500,500.00 divided into 500,000,000 Common Shares of par value US $.001 each and 500,000 Undesignated Shares of par value US $.001 each.

3.2 ***Common Shares***

The Common Shares shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the following rights:

3.2.1 as regards dividend:

after making all necessary provisions, where relevant, for payment of any preferred dividend in respect of any preference shares in the Company then outstanding, the Company shall apply any profits or reserves which the Board resolves to distribute in paying such profits or reserves to the holders of the Common Shares in respect of their holding of such shares pari passu and pro rata to the number of Common Shares held by each of them;

3.2.2 as regards capital:

on a return of assets on liquidation, reduction of capital or otherwise, the holders of the Common Shares shall be entitled to be paid the surplus assets of the Company remaining after payment of its liabilities (subject to the rights of holders of any preferred shares in the Company then in issue having preferred rights on the return of capital) in respect of their holdings of Common Shares pari passu and pro rata to the number of Common Shares held by each of them;

3.2.3 as regards voting in general meetings:

the holders of the Common Shares shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company; every holder of Common Shares present in person or by proxy shall on a poll have one vote for each Common Share held by him.

3.3 ***Undesignated Shares***

The rights attaching to the Undesignated Shares, subject to these Bye-Laws generally and to Bye-Law 3.4 in particular, shall be as follows:

3.3.1 each Undesignated Share shall have attached to it such preferred, qualified or other special rights, privileges and conditions and be subject to such restrictions, whether in regard to dividend, return of capital, redemption, conversion into Common Shares or voting or otherwise, as the Board may determine on or before its allotment;

3.3.2 the Board may allot the Undesignated Shares in more than one series and, if it does so, may name and designate each series in such manner as it deems appropriate to reflect the particular rights and restrictions attached to that series, which may differ in all or any respects from any other series of Undesignated Shares;

3.3.3 the particular rights and restrictions attached to any Undesignated Shares shall be recorded in a resolution of the Board. The Board may at any time before the allotment of any Undesignated Share by further resolution in any way amend such rights and restrictions or vary or revoke its designation. A copy of any such resolution or amending resolution for the time being in force shall be annexed as an appendix to (but shall not form part of) these Bye-Laws; and

3.3.4 the Board shall not attach to any Undesignated Share any rights or restrictions which would alter or abrogate any of the special rights attached to any other class of series of shares for the time being in issue without such sanction as is required for any alteration or abrogation of such rights, unless expressly authorised to do so by the rights attaching to or by the terms of issue of such shares.

3.4 Without limiting the foregoing and subject to the Companies Acts, the Company may issue preference shares (including any preference shares created pursuant to Bye-Law 3.3) which:

3.4.1 are liable to be redeemed on the happening of a specified event or events or on a given date or dates and/or;

3.4.2 are liable to be redeemed at the option of the Company and/or, if authorised by the Memorandum of Association of the Company, at the option of the holder.

3.5 The terms and manner of the redemption of any redeemable shares created pursuant to Bye-Law 3.3 shall be as the Board may by resolution determine before the allotment of such shares and the terms and manner of redemption of any other redeemable preference shares shall be as the Board may by resolution determine, in either case, before the allotment of such shares. A copy of any such resolution of the Board for the time being in force shall be attached as an appendix to (but shall not form part of) these Bye-Laws.

3.6 The terms of any redeemable preference shares (including any redeemable preference shares created pursuant to Bye-Law 3.3) may provide for the whole or any part of the amount due on redemption to be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

3.7 Subject to the foregoing and to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

4. The Board may, at its discretion and without the sanction of a Resolution, authorise the purchase by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be so purchased may be selected in any manner whatsoever, upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of the Companies Acts. The whole or any part of the amount payable on any such purchase may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

4A. The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares, of any class, at any price (whether at par or above or below par), and any shares to be purchased may be selected in any manner whatsoever, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Acts. The whole or any part of the amount payable on any such acquisition may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts. The Company shall be entered in the Register as a Shareholder in respect of the shares held by the Company as treasury shares and shall be a Shareholder of the Company but subject always to the provisions of the Companies Acts and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Acts.

MODIFICATION OF RIGHTS

5. Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy by a majority of all issued shares of that class entitled to vote at such meeting. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall *mutatis mutandis* apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy the majority of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

6. For the purposes of this Bye-Law, unless otherwise expressly provided by the rights attached to any shares or class of shares, those rights attaching to any class of shares for the time being shall not be deemed to be altered by:

 6.1 the creation or issue of further shares ranking pari passu with them;

 6.2 the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them; or

 6.3 the purchase or redemption by the Company of any of its own shares.

Proxy Statement

SHARES

7. Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

7A. Subject to the provisions of these Bye-laws, any shares of the Company held by the Company as treasury shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares.

8. The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

9. Shares may be issued in fractional denominations and in such event the Company shall deal with such fractions to the same extent as its whole shares, so that a share in a fractional denomination shall have, in proportion to the fraction of a whole share that it represents, all the rights of a whole share, including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

10. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

11. Shares may only be issued in registered form. Share certificates shall be issued by the Company unless, in respect of a class of shares or for any share held by, or by the nominee of, any securities exchange or depository or any operator of any clearance system except at the request of any such person, the Board has either for all or for some holders of such shares (who may be determined in such manner as the Board thinks fit) determined that the holder of such shares shall not be entitled to share certificates. In the case of a share held jointly by several persons, delivery of a certificate in their joint names to one of several joint holders shall be sufficient delivery to all.

12. Share certificates shall be in such form as the Board may from time to time prescribe, subject to the requirements of the Companies Act. No fee shall be charged by the Company for issuing a share certificate.

13. If a share certificate is defaced, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

14. All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be in such form as the Board may determine, and issued either under the seal or signed by a Director, the Secretary or any person authorised by the Board for that purpose. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons, or may determine that a representation of the Seal may be printed on any such certificates. If any person holding an office in the Company who has signed, or whose facsimile signature has been used on, any certificate ceases for any reason to hold his office, such certificate may nevertheless be issued as though that person had not ceased to hold such office.

15. Nothing in these Bye-Laws shall prevent title to any securities of the Company from being evidenced and/or transferred without a written instrument in accordance with regulations made from time to time in this regard under the Companies Acts or by an appointed agent in accordance therewith, and the Board shall have power to implement any arrangements which it may think fit for such evidencing and/or transfer which accord with those regulations.

LIEN

16. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

17. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

18. The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person who was the holder of the share immediately before such sale. For giving effect to any such sale, the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

19. 19.1 Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any shares registered in any of the Company's registers as held either jointly or solely by any Shareholder or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Shareholder by the Company on or in respect of any shares registered as aforesaid or for or on account or in respect of any Shareholder and whether in consequence of:

19.1.1 the death of such Shareholder;

19.1.2 the non-payment of any income tax or other tax by such Shareholder;

19.1.3 the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Shareholder or by or out of his estate; or

19.1.4 any other act or thing;

in every such case (except to the extent that the rights conferred upon holders of any class of shares render the Company liable to make additional payments in respect of sums withheld on account of the foregoing):

19.2 the Company shall be fully indemnified by such Shareholder or his executor or administrator from all liability;

19.3 the Company shall have a lien upon all dividends and other monies payable in respect of the shares registered in any of the Company's registers as held either jointly or solely by such Shareholder for all monies paid or payable by the Company in respect of such shares or in respect of any dividends or other monies as aforesaid thereon or for or on account or in respect of such Shareholder under or in consequence of any such law together with interest at the rate of fifteen percent (15%) per annum thereon from the date of payment to date of repayment and may deduct or set off against such dividends or other monies payable as aforesaid any monies paid or payable by the Company as aforesaid together with interest as aforesaid;

19.4 the Company may recover as a debt due from such Shareholder or his executor or administrator wherever constituted any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period aforesaid in excess of any dividends or other monies as aforesaid then due or payable by the Company;

19.5 the Company may, if any such money is paid or payable by it under any such law as aforesaid, refuse to register a transfer of any shares by any such Shareholder or his executor or administrator until such money and interest as aforesaid is set off or deducted as aforesaid, or in case the same exceeds the amount of any such dividends or other monies as aforesaid then due or payable by the Company, until such excess is paid to the Company.

Subject to the rights conferred upon the holders of any class of shares, nothing herein contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such Shareholder as aforesaid, his estate representative, executor, administrator and estate wheresoever constituted or situate, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

CALLS ON SHARES

20. The Board may from time to time make calls upon the Shareholders (for the avoidance of doubt, excluding the Company in respect of any nil or partly paid shares held by the Company as treasury shares) in respect of any monies unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen (14) days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

21. A call may be made payable by installments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

22. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

23. If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

24. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

25. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE OF SHARES

26. If a Shareholder fails to pay any call or installment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or installment remains unpaid serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

27. The notice shall name a further day (not being less than fourteen (14) days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or installment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

28. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or installments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

29. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

30. A forfeited share shall be deemed to be the property of the Company and may be sold, re offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

31. A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all monies which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

32. An affidavit in writing that the deponent is a Director of the Company or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

33. The Register shall be kept at the Registered Office or at such other place in Bermuda as the Board may from time to time direct, in the manner prescribed by the Companies Acts. Subject to the provisions of the Companies Acts, the Company may keep one or more overseas or branch registers in any place, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such registers. The Board may authorise any share on the Register to be included in a branch register or any share registered on a branch register to be registered on another branch register, provided that at all times the Register is maintained in accordance with the Companies Acts.

34. The Register or any branch register may be closed at such times and for such period as the Board may from time to time decide, subject to the Companies Acts. Except during such time as it is closed, the Register and each branch register shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon (or between such other times as the Board from time to time determines) on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register or any branch register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 10.

REGISTER OF DIRECTORS AND OFFICERS

35. The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 9:00 a.m. and 5:00 p.m. in Bermuda on every working day.

TRANSFER OF SHARES

36. Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

37. The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer unless:

37.1 the instrument of transfer is duly stamped (if required by law) and lodged with the Company, at such place as the Board shall appoint for the purpose, accompanied by the certificate for the shares (if any has been issued) to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer,

37.2 the instrument of transfer is in respect of only one class of share,

37.3 the instrument of transfer is in favour of less than five persons jointly and it is satisfied that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained.

Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law and Bye-Laws 36 and 38. The Board may from time to time, in its discretion, suspend the provisions of Bye-Law 37.3 in its sole discretion.

38. If the Board declines to register a transfer it shall, within three (3) months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

39. No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share, (except that the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed on it in connection with such transfer or entry).

TRANSMISSION OF SHARES

40. In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.

41. Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

42. A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty days, the Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.

43. Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-Laws 40, 41 and 42.

INCREASE OF CAPITAL

44. The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by Resolution shall prescribe.

45. The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

46. The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

47. The Company may from time to time by Resolution:

 47.1 divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

 47.2 consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

 47.3 sub-divide its shares or any of them into shares of smaller par value than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

47.4 make provision for the issue and allotment of shares which do not carry any voting rights;

47.5 cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled, and

47.6 change the currency denomination of its share capital.

Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

48. Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may by Resolution from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

49. Subject to the Companies Acts, its memorandum and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any share premium account in any manner.

50. In relation to any such reduction, the Company may by Resolution determine the terms upon which such reduction is to be effected including, in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS AND RESOLUTIONS IN WRITING

51. The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when requisitioned by shareholders pursuant to the provisions of the Companies Acts, convene general meetings other than Annual General Meetings, which shall be called Special General Meetings, at such time and place as the Board may appoint.

52. 52.1 Except in the case of the removal of auditors or Directors, anything which may be done by resolution of the Shareholders in general meeting may, without a meeting and without any previous notice being required, be done by resolution in writing, signed by all of the Shareholders or their proxies, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) on behalf of such Shareholder, being all of the Shareholders of the Company who at the date of the resolution in writing would be entitled to attend a meeting and vote on the Resolution. Such resolution in writing may be signed in as many counterparts as may be necessary.

52.2 For the purposes of this Bye-Law, the date of the resolution in writing is the date when the Resolution is signed by, or on behalf of, the last Shareholder to sign and any reference in any enactment to the date of passing of a Resolution is, in relation to a resolution in writing made in accordance with this section, a reference to such date.

52.3 A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.

NOTICE OF GENERAL MEETINGS

53. An Annual General Meeting shall be called by not less than twenty (20) clear days notice in writing and a Special General Meeting shall be called by not less than ten (10) clear days notice in writing. The notice shall specify the place, day and time of the meeting, (including any satellite meeting place arranged for the purposes of Bye-Law 57) and, the nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by Bye-Laws 134 or 135 to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and to each Director, and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to him or it.

54. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

55. A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

56. The Board may cancel or postpone a meeting of the Shareholders after it has been convened and notice of such cancellation or postponement shall be served in accordance with Bye-Law 134 upon all Shareholders entitled to notice of the meeting so cancelled or postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with Bye-Law 53.

GENERAL MEETINGS AT MORE THAN ONE PLACE

57. 57.1 The provisions of this Bye-Law shall apply if any general meeting is convened at or adjourned to more than one place.

57.2 The notice of any meeting or adjourned meeting may specify the Specified Place and the Board shall make arrangements for simultaneous attendance and participation in a satellite meeting at other places (whether adjoining the Specified Place or in a different and separate place or places altogether or otherwise) by Shareholders. The Shareholders present at any such satellite meeting place in person or by proxy and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the general meeting in question if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that Shareholders attending at all the meeting places are able to:

57.2.1 communicate simultaneously and instantaneously with the persons present at the other meeting place or places, whether by use of microphones, loudspeakers, audio-visual or other communications equipment or facilities; and

57.2.2 have access to all documents which are required by the Companies Acts and these Bye-Laws to be made available at the meeting.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the Specified Place. If it appears to the chairman of the general meeting that the facilities at the Specified Place or any satellite meeting place are or become inadequate for the purposes referred to above, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid.

57.3 The Board may from time to time make such arrangements for the purpose of controlling the level of attendance at any such satellite meeting (whether involving the issue of tickets or the imposition of some means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a Shareholder who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places and the entitlement of any Shareholder so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may be for the time being in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

57.4 If a meeting is adjourned to more than one place, notice of the adjourned meeting shall be given in the manner required by Bye-Law 53.

PROCEEDINGS AT GENERAL MEETINGS

58. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, at least two (2) Shareholders present in person or by proxy and entitled to vote representing the holders of more than a majority of the issued shares entitled to vote at such meeting shall be a quorum for all purposes; provided, however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

59. If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Shareholders present in person or by proxy and entitled to vote and representing the holders of more than a majority of the issued shares entitled to vote at such meeting shall be a quorum, provided that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum. The Company shall give not less than ten (10) clear days notice of any meeting adjourned through want of a quorum and such notice shall state that the sole Shareholder or, if more than one, two Shareholders present in person or by proxy and entitled to vote and representing the holders of more than a majority of the issued shares entitled to vote at such meeting shall be a quorum. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

60. A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. If it appears to the chairman of a general meeting that the Specified Place is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the Specified Place or elsewhere, to ensure that each such person who is unable to be accommodated at the Specified Place is able to communicate simultaneously and instantaneously with the persons present at the Specified Place, whether by the use of microphones, loud-speakers, audio-visual or other communications equipment or facilities.

61. 61.1 Subject to the Companies Acts, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:

61.1.1 it is proposed by or at the direction of the Board; or

61.1.2 it is proposed at the direction of the Court; or

61.1.3 it is proposed on the requisition in writing of such number of Shareholder's as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Acts; or

61.1.4 the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

61.2 No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

61.3 If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive,

62. The Resident Representative, if any, upon giving the notice referred to in Bye-Law 53 above, shall be entitled to attend any general meeting of the Company and each Director shall be entitled to attend and speak at any general meeting of the Company.

63. The Chairman (if any) of the Board or, in his absence, the President shall preside as chairman at every general meeting. If there is no such Chairman or President, or if at any meeting neither the Chairman nor the President is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act or if only one Director is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

64. The chairman of the meeting may, with the consent by resolution of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or sine die) and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or sine die) if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed (prior to or at the meeting) by the Board. When a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Board. When a meeting is adjourned for three (3) months or more or for an indefinite period, at least ten (10) clear days' notice shall be given of the adjourned meeting. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

65. Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast and all resolutions put to shareholders will be decided on a poll.

66. Subject to Bye-Law 129 and to any rights or restrictions attached to any class of shares, at any meeting of the Company, each Shareholder present in person shall be entitled to one vote for each share held by him.

67. The result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

68. A resolution on the election of a chairman, or on a question of adjournment, shall be taken forthwith.

69. The Board may, before any meeting of the Shareholders, determine the manner in which the poll is to be taken and the manner in which the votes are to be counted, which may include provision for votes to be cast by electronic means by persons present in person or by proxy at the meeting, for the appointment of scrutineers and for fixing a time and place for declaring the results of the poll. To the extent not so determined by the Board, such matters shall be determined by the chairman of the meeting. A person appointed to act as a scrutineer need not be a Shareholder.

70. On a poll, votes may be cast either personally or by proxy.

71. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

72. In the case of an equality of votes at a general meeting, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.

73. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

74. Subject to Bye-Law 75, a Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote by his receiver, committee, *curator bonis* or other person in the nature of a receiver, committee or *curator bonis* appointed by such Court and such receiver, committee, *curator bonis* or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

75. Evidence to the satisfaction of the Board of the authority of any person claiming the right to vote under Bye-Law 74, shall be produced at the Registered Office (or at such other place as may be specified for the deposit of instruments of proxy) not later than the last time by which an instrument appointing a proxy must be deposited in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which that person proposes to vote and, in default, the right to vote shall not be exercisable.

76. No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

77. If:

77.1 any objection shall be raised to the qualification of any voter; or,

77.2 any votes have been counted which ought not to have been counted or which might have been rejected; or,

77.3 any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or; as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

78. A Shareholder may appoint one or more persons as his proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of all or some only of his shares at any general meeting

(including an adjourned meeting). A proxy need not be a Shareholder. The instrument appointing a proxy shall be in writing executed by the appointor or his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or executed by an officer, attorney or other person authorised to sign the same.

79. A Shareholder which is a corporation may, by written authorisation, appoint any person (or two or more persons in the alternative) as its representative to represent it and vote on its behalf at any general meeting (including an adjourned meeting) and such a corporate representative may exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder and the Shareholder shall for the purposes of these Bye-Laws be deemed to be present in person at any such meeting if a person so authorised is present at it.

80. Any Shareholder may appoint a proxy or (if a corporation) representative for a specific general meeting, and adjournments thereof, or may appoint a standing proxy or (if a corporation) representative, by serving on the Company at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose, a proxy or (if a corporation) an authorisation. For the purposes of service on the Company pursuant to this Bye-Law, the provisions of Bye-Law 134 as to service on Shareholders shall mutatis mutandis apply to service on the Company. Any standing proxy or authorisation shall be valid for all general meetings and adjournments thereof or resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office or at such place or places as the Board may otherwise specify for the purpose. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

81. Subject to Bye-Law 80, the instrument appointing a proxy or corporate representative together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such place or places as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a resolution in writing, in any document sent therewith) during such period as the Board may determine prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a resolution in writing, prior to the effective date of the resolution in writing and in default the instrument of proxy or authorisation shall not be treated as valid.

82. Instruments of proxy or authorisation shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting or any resolution in writing forms of instruments of proxy or authorisation for use at that meeting or in connection with that resolution in writing. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote on any amendment of a resolution or amendment of a resolution in writing put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates. If the terms of the appointment of a proxy include a power of substitution, any proxy appointed by substitution under such power shall be deemed to be the proxy of the Shareholder who conferred such power. All the provisions of these Bye-Laws relating to the execution and delivery of an instrument or other form of communication appointing or evidencing the appointment of a proxy shall apply, mutates mutandis, to the instrument or other form of communication effecting or evidencing such an appointment by substitution.

83. A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the corporate authority, provided that no intimation in writing of such death,

unsoundness of mind or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) at least one hour before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any resolution in writing at which the instrument of proxy or authorisation is used.

84. Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend, speak and vote on behalf of any Shareholder at general meetings or' to sign resolutions in writing.

APPOINTMENT AND REMOVAL OF DIRECTORS

85. 85.1 At the point of adoption of these Bye-Laws the Board consists of the following persons:

Robert Keane

Daniel Ciporin

John J. Gavin, Jr.

George Overholser

Louis Page

Richard T. Riley

85.2 John J. Gavin, Jr. and George Overholser are each designated as a class I Director, Richard Riley and Louis Page are each designated as a class II Director and Robert Keane and Daniel Ciporin are each designated as a class III Director for the purposes of these Bye-Laws. There is no distinction in the voting or other powers and authorities of Directors of different classes; the classifications are solely for the purposes of the retirement by rotation provisions set out in Bye-Law 86. All Directors will be designated as either class I, class II or class III Directors. The Board shall from time to time by resolution determine the respective numbers of class I Directors, class II Directors and class III Directors.

85.3 Upon resignation or termination of office of any Director, if a new Director shall be appointed to the Board he will be designated to fill the vacancy arising and shall, for the purposes of these Bye-Laws, constitute a member of the class of Directors represented by the person that he replaces.

86. 86.1 Each class I Director shall (unless his office is vacated in accordance with these Bye-Laws) serve initially until the conclusion of the Annual General Meeting of the Company held in the calendar year 2006 and subsequently shall (unless his office is vacated in accordance with these Bye-Laws) serve for three-year terms, each concluding at the third Annual General Meeting after the class I Directors together were last appointed or re-appointed.

86.2 Each class II Director shall (unless his office is vacated in accordance with these Bye-Laws) serve initially until the conclusion of the Annual General Meeting of the Company held in the calendar year 2007 and subsequently shall (unless his office is vacated in accordance with these Bye-Laws) serve for three-year terms, each concluding at the third Annual General Meeting after the class II Directors together were last appointed or re-appointed.

86.3 Each class III Director shall (unless his office is vacated in accordance with these Bye-Laws) serve initially until the conclusion of the Annual General Meeting of the Company held in the calendar year 2008 and subsequently shall (unless his office is vacated in accordance with these Bye-Laws) serve for three-year terms, each concluding at the third Annual General Meeting after the class III Directors together were last appointed or re-appointed.

86.4 Any Director retiring at an Annual General Meeting will be eligible for re-appointment and will retain office until the close of the meeting at which he retires or (if earlier) until a resolution is passed at that meeting not to fill the vacancy or the Resolution to re-appoint him is put to a vote at the meeting and is lost.

86.5 If the Company, at the meeting at which a Director (of any class) retires by rotation or otherwise, does not fill the vacancy, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the Director is put to the meeting and lost.

87. No person other than a Director retiring by rotation shall be appointed a Director at any general meeting unless:

87.1 he is recommended by the Board or a committee of the Board; or

87.2 in the case of an Annual General Meeting, not less than 120 nor more than 150 days before the date of the Company's proxy statement released to Shareholders in connection with the prior year's Annual General Meeting, a notice executed by a Shareholder (not being the person to be proposed) has been received by the Secretary of the Company of the intention to propose such person for appointment, setting forth as to each person whom the Shareholder proposes to nominate for election or reelection as a Director:

87.2.1 the name, age, business address and residence address of such person;

87.2.2 the principal occupation or employment of such person;

87.2.3 the class, series and number of shares of the Company which are beneficially owned by such person;

87.2.4 particulars which would, if he were so appointed, be required to be included in the Company's register of Directors and Officers; and

87.2.5 all other information relating to such person that is required to be disclosed in solicitations for proxies for the election of Directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934 of the United States of America (as amended), together with notice executed by such person of his willingness to serve as a Director if so elected; provided, however, that no Shareholder shall be entitled to propose any person to be appointed, elected or re-elected Director at any special general meeting.

88. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a Director shall be effected by a separate Resolution. Subject to Bye-Law 85.3, the resolution appointing any Director must designate the Director as a class I, class II or class III Director.

89. All Directors, upon election or appointment, except upon re-election or re-appointment at an Annual General Meeting, must provide written acceptance of their appointment, in such form as the Board may think fit, by notice in writing to the Registered Office within thirty days of their appointment.

90. The number of Directors shall be not less than three (3) and not more than seven (7) or such number in excess thereof as the Board by resolution may from time to time determine. Any one or more vacancies in the Board not filled at any general meeting shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company by resolution in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time, subject to Bye-Law 85, to appoint any individual to be a Director so as to fill a casual vacancy. A Director so appointed shall hold office only until the next following Annual General Meeting and shall not be taken into account in determining the Directors who are to retire by rotation at the meeting. If not reappointed at such Annual General Meeting, he shall vacate office at the conclusion thereof. A Director shall not be entitled to appoint an alternate director.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

91. The office of a Director shall be vacated upon the happening of any of the following events:

91.1 if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;

91.2 if he is and remains an undischarged bankrupt under the laws of any county;

91.3 if he is prohibited by law from being a Director; or

91.4 if he ceases to be a Director by virtue of the Companies Acts or these Bye-Laws.

The provisions of section 93 of the Companies Act 1981 of Bermuda shall not apply to the Company.

DIRECTORS' INTERESTS

92. A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefore (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

92.1 A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

92.2 Subject to the provisions of the Companies Acts, a Director may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

92.3 So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

92.4 A Director who has disclosed his interest in a transaction or arrangement with the Company, or in which the Company is otherwise interested, may be counted in the quorum and vote at any meeting at which such transaction or arrangement is considered by the Board.

92.5 Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or Officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

92.6 For the purposes of these Bye-Laws, without limiting the generality of the foregoing the Board will determine from time to time the percentage holding a Director must hold in any class of the equity share capital of any body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate with which the Company is proposing to enter into a transaction or arrangement, in order to be deemed to have an interest in a transaction or arrangement with the Company, provided that there shall be disregarded any shares held by such Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust in which the Director is only interested as a unit holder. For the purposes of this Bye-Law, an interest of a person who is connected with a Director shall be treated as an interest of the Director.

POWERS AND DUTIES OF THE BOARD

93. Subject to the provisions of the Companies Acts and these Bye-Laws the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company not required by the Companies Act to be exercised by the shareholders in general meeting, including disposing of all of its assets or business, or presenting a petition for its winding up. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

94. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.

95. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

FEES, GRATUITIES AND PENSIONS

96. 96.1 The ordinary remuneration of the Directors for their services (excluding amounts payable under any other provision of these Bye-Laws) shall be determined by the Board and each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. Each Director may be paid his reasonable travel, hotel and incidental expenses in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

96.2 In addition to its powers under Bye-Law 96.1 the Board may (by establishment of or maintenance of schemes or otherwise) provide additional benefits, including but not limited to the payment of gratuities or pensions or by the issue of shares or other securities of the Company or any subsidiary of the Company, or options or rights to acquire such shares or other securities, on such terms as the

Board may determine, or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiaries or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

96.3 No Director or former Director shall be accountable to the Company or the Shareholders for any benefit provided pursuant to this Bye-Law and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

DELEGATION OF THE BOARD'S POWERS

97. The Board may by power of attorney or otherwise by a duly authorised resolution of the Board, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney, attorneys or agents of the Company for such purposes and with such powers, authorities and discretions, including the authority to further delegate (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney may, if so authorised by the power of attorney, execute any deed, instrument or other document on behalf of the Company.

98. The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of Bye-Law 99, other individual any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

99. When required under the requirements from time to time of any stock exchange on which the shares of the Company are listed, the Board shall appoint an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee in accordance with the requirements of such stock exchange. The Board also may delegate any of its powers, authorities and discretions to any other committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, and in conducting its proceedings conform to any regulations which may be imposed upon it by the Board. If no regulations are imposed by the Board the proceedings of a committee with two or more members shall be, as far as is practicable, governed by the Bye-Laws regulating the proceedings of the Board, provided always that unless the Board otherwise determines, the quorum of such committees shall be two (2) persons.

PROCEEDINGS OF THE BOARD

100. The Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the motion shall be deemed to have been lost. The Chairman or two (2) or more Directors may, and the Secretary on the requisition of such Directors or Chairman shall, at any time summon a meeting of the Board.

101. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier, email or other mode of

representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Company for this purpose and the provision of Bye-Law 134 shall apply to any notice so given as to deemed date of service of notice. A Director may retrospectively or prospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.

102. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be the greater of two individuals or a majority of the Directors then in office. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and, subject to Bye-Law 110, be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

103. The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice to the Registered Office, be entitled to receive notice of, attend and be heard at and to receive minutes of all meetings of the Board.

104. So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.

105. The Chairman (or President) or, in his absence, the Deputy Chairman (or Vice-President), shall preside as chairman at every meeting of the Board. If at any meeting the Chairman or Deputy Chairman (or the President or Vice-President) is not present within five minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

106. A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concerned

107. A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

108. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

109. The Company may by Resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Bye-Laws prohibiting a Director from voting at a meeting of the Board or of a committee of the Board, or ratify any transaction not duly authorised by reason of a contravention of any such provisions

110. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the provisions of Bye-Law 92.4) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

111. If a question arises at a meeting of the Board or a committee of the Board as to the entitlement of a Director to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the interests of the chairman have not been fairly disclosed.

OFFICERS

112. The Officers of the Company, who may or may not be Directors, may be appointed by the Board at any time, subject to Bye-Law 110. Any person appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-Laws, the powers and duties of the Officers of the Company shall be such (if any) as are determined from time to time by the Board.

113. A Director' appointed to an executive office shall not ipso facto cease to be a Director if his appointment to such executive office terminates.

MINUTES

114. The Board shall cause minutes to be made and books kept for the purpose of recording:

114.1 all appointments of Officers made by the Board;

114.2 the names of the Directors and other persons (if any) present at each meeting of the Board and of any committee; and

114.3 all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the Board and of committees appointed by the Board or the Shareholders.

Shareholders shall only be entitled to see the Register of Directors and Officers, the Register, the financial information provided for in Bye-Law 132 and the minutes of meetings of the Shareholders of the Company.

SECRETARY AND RESIDENT REPRESENTATIVE

115. The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

116. A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

117.

117.1 The Board may authorise the production of a common seal of the Company and one or more duplicate common seals of the Company, which shall consist of a circular device with the name of the Company around the outer margin thereof and the country and year of registration in Bermuda across the centre thereof.

117.2 Any document required to be under seal or executed as a deed on behalf of the Company may be:

117.2.1 executed under the Seal in accordance with these Bye-Laws; or

117.2.2 signed or executed by any person authorised by the Board for that purpose, without the use of the Seal.

117.3 The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee constituted by the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be attested by the signature of:

117.3.1 a Director; or

117.3.2 the Secretary; or

117.3.3 any one person authorised by the Board for that purpose.

DIVIDENDS AND OTHER PAYMENTS

118. The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Law 126, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.

119. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

119.1 all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share;

119.2 dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

120. The Board may deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

121. No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

122. Any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post or by courier addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name

stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the shares held by such joint holders.

123. Any dividend or distribution out of contributed surplus unclaimed for a period of six (6) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

124. The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.

RESERVES

125. The Board may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALISATION OF PROFITS

126. The Board may from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders, or partly in one way and partly in the other, provided that for the purpose of this Bye-Law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid.

127. Where any difficulty arises in regard to any distribution under the last preceding Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments

should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholder's.

RECORD DATES

128. Notwithstanding any other provisions of these Bye-Laws, the Company may fix by Resolution, or the Board may fix, any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings. Any such record date may be on or at any time not more than sixty (60) days before any date on which such dividend, distribution, allotment or issue is declared, paid or made or not more than sixty (60) days nor less than ten (10) days before the date of any such meetings.

129. In relation to any general meeting of the Company or of any class of Shareholder or to any adjourned meeting or any poll taken at a meeting or adjourned meeting of which notice is given, the Board may specify in the notice of meeting or adjourned meeting or in any document sent to Shareholders by or on behalf of the Board in relation to the meeting, a time and date (a "record date") which is not more than sixty (60) days before the date fixed for the meeting (the "meeting date") and, notwithstanding any provision in these Bye-Laws to the contrary, in such case:

129.1 each person entered in the Register at the record date as a Shareholder, or a Shareholder of the relevant class, (a "record date holder") shall be entitled to attend and to vote at the relevant meeting and to exercise all of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in relation to that meeting in respect of the shares, or the shares of the relevant class, registered in his name at the record date;

129.2 as regards any shares, or shares of the relevant class, which are registered in the name of a record date holder at the record date but are not so registered at the meeting date ("relevant shares"), each holder of any relevant shares at the meeting date shall be deemed to have irrevocably appointed that record date holder as his proxy for the purpose of attending and voting in respect of those relevant shares at the relevant meeting (with power to appoint, or to authorise the appointment of, some other person as proxy), in such manner as the record date holder in his absolute discretion may determine; and

129.3 accordingly, except through his proxy pursuant to Bye-Law 129.2 above, a holder of relevant shares at the meeting date shall not be entitled to attend or to vote at the relevant meeting, or to exercise any of the rights or privileges of a Shareholder, or a Shareholder of the relevant class, in respect of the relevant shares at that meeting.

The entry of the name of a person in the Register as a record date holder shall be sufficient evidence of his appointment as proxy in respect of any relevant shares for the purposes of this paragraph, but all the provisions of these Bye-Laws relating to the execution and deposit of an instrument appointing a proxy or any ancillary matter (including the Board's powers and discretions relevant to such matter) shall apply to any instrument appointing any person other than the record date holder as proxy in respect of any relevant shares.

ACCOUNTING RECORDS

130. The Board shall cause to be kept proper records of account in accordance with the Companies Acts.

131. The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors or a Resident Representative, PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an

office of the Company in Bermuda such records as will enable the Directors or a Resident Representative to ascertain with reasonable accuracy the financial position of the Company at the end of each six month period. No Shareholder (other than an Officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.

132. A copy of all financial statements, which are to be laid before the Company in general meeting, together with a copy of the auditors' report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

AUDIT

133. Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.

133A. The Board shall fix the remuneration of the auditors from time to time.

SERVICE OF NOTICES AND OTHER DOCUMENTS

134. Service Of Notices And Other Documents

134.1 Any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 39.3) may be sent to, served on or delivered to any Shareholder by the Company:

134.1.1 personally;

134.1.2 by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register;

134.1.3 by sending it by courier to or leaving it at the Shareholder's address appearing in the Register;

134.1.4 by, where applicable, by sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an electronic record of it by electronic means, in each case to an address or number supplied by such Shareholder for the purposes of communication in such manner; or

134.1.5 by publication of an electronic record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by any of the methods set out in paragraphs 134.1.1, 134.1.2, 134.1.3 or 134.1.4 of this Bye-Law, in accordance with the Companies Acts.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.

Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company:

134.1.6 if sent by personal delivery, at the time of delivery;

134.1.7 if sent by post, forty-eight (48) hours after it was put in the post;

134.1.8 if sent by courier or facsimile, twenty-four (24) hours after sending;

134.1.9 if sent by email or other mode of representing or reproducing words in a legible and non-transitory form or as an electronic record by electronic means, twelve (12) hours after sending; or

134.1.10 if published as an electronic record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder,

and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Acts and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an electronic record by electronic means, as the case may be, in accordance with these Bye-Laws.

Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.

135. If any time, by reason of the suspension or curtailment of postal services within Bermuda or any other territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper published in the territory concerned and such notice shall be deemed to have been duly served on each person entitled to receive it in that territory on the day, or on the first day, on which the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least five (5) clear days before the meeting the posting of notices to addresses throughout that territory again becomes practicable.

DESTRUCTION OF DOCUMENTS

136. The Company shall be entitled to destroy all instruments of transfer of shares which have been registered and all other documents on the basis of which any entry is made in the register at any time after the expiration of six (6) years from the date of registration thereof and all dividends mandates or variations or cancellations thereof and notifications of change of address at any time after the expiration of two (2) years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one (1) year from the date of cancellation thereof and all paid dividend warrants and cheques at any time after the expiration of one (1) year from the date of actual payment thereof and all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one (1) year from the date of such use and all instruments of proxy which have not been used for the purpose of a poll at any time after one (1) month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, that every instrument of transfer' so destroyed was a valid and effective instrument duly and properly registered, that every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and that every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

136.1 the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

136.2 nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Bye-Law; and

136.3 references herein to the destruction of any document include references to the disposal thereof in any manner.

UNTRACED SHAREHOLDERS

137. 137.1 The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a Shareholder or the shares to which a person is entitled by virtue of transmission on death, bankruptcy, or, otherwise by operation of law if and provided that:

137.1.1 during a period of six (6) years, no dividend in respect of those shares has been claimed and at least three (3) cash dividends have become payable on the share in question;

137.1.2 on or after expiry of that period of six (6) years, the Company has inserted an advertisement in a newspaper circulating in the area of the last registered address at which service of notices upon the Shareholder or person entitled by transmission may be effected in accordance with these Bye-Laws and in a national newspaper published in the relevant country, giving notice of its intention to sell such shares:

137.1.2.1 during that period of six (6) years and the period of three (3) months following the publication of such advertisement, the Company has not received any communication from such Shareholder or person entitled by transmission; and

137.1.2.2 if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company's intention to make such sale.

137.2 If during any six (6) year period referred to in paragraph 137.1 above, further shares have been issued in right of those held at the beginning of such period or of any previously issued during such period and all the other requirements of this Bye-Law (other than the requirement that they be in issue for six (6) years) have been satisfied in regard to the further shares, the Company may also sell the further shares.

137.3 To give effect to any such sale, the Board may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

137.4 The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Shareholder or other person in the books of the Company as a creditor for such amount- No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments as the Board from time to time thinks fit.

WINDING UP

138. If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of the Company and any other sanction required by the Companies Acts, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as

aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY AND INSURANCE

139. Subject to the proviso below, every Indemnified Person shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties and the indemnity contained in this Bye-Law shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

140. No Indemnified Person shall be liable to the Company for the acts, defaults or omission of any other indemnified Person. Subject to the proviso below, no Indemnified Person shall be liable for the acts, receipts, neglects or defaults or any other Indemnified Person nor, so long as he has acted honestly and in good faith with a view to the best interests of the Company, shall any Indemnified Person be liable in respect of any negligence, default or breach of duty on his own part in relation to the Company or any subsidiary of the Company, or for any loss, misfortune or damage which may happen, in or arising out of the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extent to any matter which would render it void pursuant to the Companies Acts.

141. Every Indemnified Person shall be indemnified out of the funds of the Company against all liabilities incurred by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties, in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

142. To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Company to reimburse the person making such payment (including the advance payment of other fees or other costs) or effecting such discharge.

143. Each Shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

144. Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to Bye-Laws 139 and 141 shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if any allegation of fraud or dishonesty is proved against the Indemnified Person and the Indemnified Person is therefore not entitled to be indemnified pursuant to Bye-Laws 139 and 141.

145. Without prejudice to the provisions of Bye-Laws 139 and 141, the Board shall have the power to purchase and maintain insurance for or for the benefit of any Indemnified Person or any persons who are or were at any time Directors, Officers, employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

AMALGAMATION

146. Any resolution proposed for consideration at any general meeting to approve the amalgamation of the Company with any other company, wherever incorporated, shall require the approval of

146.1 the Board, by resolution adopted by a majority of Directors then in office, and

146.2 the Shareholders, by resolution passed by a majority of votes cast at such meeting and the quorum for such meeting shall be that required in Bye-Law 58.

CONTINUATION

147. Subject to the Companies Acts, the Company may with the approval of:

147.1 the Board, by resolution adopted by a majority of Directors then in office, and

147.2 the Shareholders by resolution passed by a majority of votes cast at the general meeting, approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda.

ALTERATION OF BYE-LAWS

148. 148.1 Subject to Bye-Laws 148.2, these Bye-Laws may be revoked or amended only by the Board, which may from time to time revoke or amend them in any way by a resolution of the Board, but no such revocation or amendment shall be operative unless and until it is approved at a subsequent general meeting of the Company by the Shareholders by resolution passed by a majority of votes cast.

148.2 Unless the Board has, by a resolution passed by a majority of the Directors then in office and eligible to vote on that resolution, approved a revocation or amendment of Bye-Laws 85, 86, 87, 88, 89, 90, 91, 146, 147 or 148 inclusive, the revocation or amendment will not be effective unless approved by a Resolution of Shareholders holding not less than 80 per cent of the issued shares of the Company carrying the right to vote at general meetings at the relevant time.

Corporate Information

Senior Management

Robert Keane
President & Chief Executive Officer

Wendy Cebula
President, VistaPrint North America

Janet Holian
President, VistaPrint Europe

Emma Barnes-Brown
Chief Talent Officer

Michael Giannetto
Chief Financial Officer
(Effective September 2008)

Lawrence Gold
General Counsel

Harpreet Grewal
Chief Financial Officer
(Prior to September 2008)

Donald Nelson
Chief Information Officer

Nicholas Ruotolo
Chief Marketing Officer,
VistaPrint Europe

Trynka Shineman
Chief Marketing Officer,
VistaPrint North America

Board of Directors

Robert Keane
Chairman of the Board

Daniel Ciporin
Venture Partner, Canaan Partners

John J. Gavin, Jr.
Former Chief Financial Officer,
Bladelogic

George Overholser
Founder and Managing Director,
NFF Capital Partners

Louis Page
President and Managing General
Partner, Window to Wall Street

Richard Riley
Chairman and Chief Executive Officer,
LoJack Corporation

Locations

VistaPrint Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

VistaPrint USA, Incorporated
95 Hayden Avenue
Lexington, MA 02421
USA

VistaPrint España, S.L.
Metrovacesa Parc 22@
Calle Bac de Roda, 64
Modulo D, 7a Planta
08019 Barcelona
Spain

VistaPrint Schweiz GmbH
Brunngasse 6
8400 Winterthur
Switzerland

VistaPrint B.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

VistaPrint North American Services Corp.
447 Advance Boulevard
Windsor, Ontario N8N 5G8
Canada

VistaPrint Jamaica Limited
Data Entry Building #4
1 Mangrove Way
Montego Bay Free Zone
Montego Bay
St. James, Jamaica

Transfer Agent

United States
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Phone: +1-800-962-4284
+1-303-262-0600

Bermuda
Appleby Management Ltd.
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Financial Information

To request financial documents such as our 10-K for the fiscal year ended June 30, 2008, as filed with the Securities and Exchange Commission, please visit www.VistaPrint.com, call our investor relations line at +1-781-652-6480 or send an e-mail to ir@VistaPrint.com.

General Information

Members of the media or others seeking information on the company should contact the Public Relations Department at +1-781-652-6444 or publicrelations@VistaPrint.com.

Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
USA
Phone: +1-617-266-2000

Corporate Counsel

WilmerHale
60 State Street
Boston, MA 02109
USA
Phone: +1-617-526-6000

Appleby
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda
Phone: +1-441-295-2244

Annual Meeting Date

November 7, 2008



2008 **Vista**Print ANNUALREPORT

NOTICE OF ANNUAL GENERAL MEETING | PROXY STATEMENT

AUSTRALIA | www.VistaPrint.com.au

BELGIUM | www.VistaPrint.be

CANADA | www.VistaPrint.ca

DENMARK | www.VistaPrint.dk

EUROPEAN UNION | www.VistaPrint.eu

FRANCE | www.VistaPrint.fr

GERMANY | www.VistaPrint.de

IRELAND | www.VistaPrint.ie

ITALY | www.VistaPrint.it

JAPAN | www.VistaPrint.jp

NETHERLANDS | www.VistaPrint.nl

NEW ZEALAND | www.VistaPrint.co.nz

NORWAY | www.VistaPrint.no

POLAND | www.VistaPrint.pl

SPAIN | www.VistaPrint.es

SWEDEN | www.VistaPrint.se

SWITZERLAND | www.VistaPrint.ch

UNITED KINGDOM | www.VistaPrint.co.uk

UNITED STATES | www.VistaPrint.com

VistaPrint Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

END

www.**Vista**Print.com